UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
ASPEN TECHNOLOGY, INC.
(Name of Subject Company)
ASPEN TECHNOLOGY, INC.
(Name of Persons Filing Statement)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
29109X106
(CUSIP Number of Class of Securities)
Christopher A. Cooper
Senior Vice President, Chief Legal Officer and Secretary
20 Crosby Drive
Bedford, MA 01730
(781) 221-6400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Graham Robinson
Chadé Severin
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street, 23rd Floor
Boston, Massachusetts 02116
(617) 573-4800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information
Name and Address
The name of the subject company is Aspen Technology, Inc., a Delaware corporation (“AspenTech”). The address of AspenTech’s principal executive office is 20 Crosby Drive, Bedford, MA 01730. The telephone number of AspenTech’s principal executive office is (781) 221-6400.
Securities
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is AspenTech’s common stock, par value $0.0001 per share (“Shares”). As of February 3, 2025, there were (i) 63,308,360 shares of AspenTech common stock issued and outstanding; (ii) 648,951 shares of AspenTech common stock subject to outstanding AspenTech stock options; (iii) 155,308 shares of AspenTech common stock subject to outstanding AspenTech performance stock units (assuming maximum performance levels were achieved); and (iv) 340,434 shares of AspenTech common stock subject to outstanding restricted stock units.

Item 2.	Identity and Background of Filing Person
Name and Address
The name, business address and business telephone number of AspenTech, which is both the person filing this Schedule 14D-9 and the subject company, are set forth under the section entitled “Item 1. Subject Company Information—Name and Address.”
Business and Background of AspenTech’s Directors and Executive Officers
The name, principal business address, principal occupation and business experience during the past five years of each of AspenTech’s directors and executive officers is set forth in Annex A hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Unless otherwise indicated, all directors and executive officers of AspenTech are citizens of the United States of America. Unless otherwise indicated, the business address of the directors and executive officers is 20 Crosby Drive, Bedford, MA 01730.
Tender Offer
This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Emersub CXV, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Emerson Electric Co., a Missouri corporation (“Emerson”), to purchase all of the issued and outstanding Shares that Emerson does not already own (the “Remaining Shares”) at a purchase price of $265.00 per Share (the “Offer Price”), net to the stockholder in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 10, 2025 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of January 26, 2025, by and among Emerson, Purchaser and AspenTech (as may be amended from time to time, the “Merger Agreement”). Capitalized terms used but not otherwise defined in this Schedule 14D-9 shall have the meanings ascribed to them in the Merger Agreement.
The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and Emerson with the Securities and Exchange Commission (the “SEC”) on February 10, 2025. Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including (i) there shall have been validly tendered in the Offer (and not validly withdrawn) prior to the expiration of the Offer that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”)) that represent at least one more Share than 50% of the total number of Shares outstanding at the expiration of the Offer (excluding, for the purposes of calculating the total number of Shares outstanding, Shares owned by Emerson and its subsidiaries, Emerson’s and its subsidiaries’ directors and officers, and AspenTech’s directors and officers) (the “Unaffiliated Tender Condition”), (ii) the absence of any applicable law prohibiting the consummation of the Offer and Merger, (iii) the absence of any applicable law in any jurisdiction in which Emerson or AspenTech (together with their respective subsidiaries) have material assets, operations or revenues that would impose a burdensome condition (including any burdensome condition that would come in effect at the closing) and no action by any governmental authority seeking to impose a burdensome condition shall be pending, (iv) the accuracy of AspenTech’s representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had a Company Material Adverse Effect), (v) the absence of a Company Material Adverse Effect, (vi) AspenTech’s performance in all material respects of its obligations under the Merger Agreement, and (vii) the other conditions set forth in Annex I to the Merger Agreement. The Offer and Merger are not subject to a financing condition.
Following consummation of the Offer and subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, Purchaser will merge with and into AspenTech, with AspenTech surviving as a wholly owned subsidiary of Emerson (the “Surviving Corporation”). This merger will be referred to herein as the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, will be referred to herein as the “Transactions.” At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by AspenTech or any wholly-owned subsidiary of AspenTech immediately prior to the Effective Time, (ii) Shares owned by Emerson or any other wholly-owned subsidiary of Emerson immediately prior to the Effective Time or (iii) Shares that are held by stockholders who are entitled to demand and properly demand appraisal for such Shares pursuant to, and in compliance in all respects with Section 262 of the DGCL and do not fail to perfect or otherwise waive, withdraw or lose their rights to such appraisal with respect to such Shares under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), from Purchaser, less any applicable tax withholding. A description of the treatment of equity awards under AspenTech’s benefit plans, including stock options and performance stock units, is set forth under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of AspenTech—Effect of the Offer and the Merger Agreement on the AspenTech Equity Compensation Awards.”
No stockholder vote will be required to consummate the Merger pursuant to Section 251(h) of the DGCL. Following the Merger, AspenTech will cease to be a publicly traded company and will be wholly owned by Emerson.
Purchaser expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer in its sole discretion other than the Unaffiliated Tender Condition and the condition that the Merger Agreement shall not have been terminated in accordance with its terms prior to the closing of the Offer, both of which are non-waivable. Without AspenTech’s prior written consent, Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) decrease the number of Shares sought in the Offer, (iv) extend or otherwise change the expiration date of the Offer (other than as permitted by the Merger Agreement), (v) impose conditions to the Offer in addition to the Offer Conditions, (vi) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) or (vii) otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in any manner materially adverse to, or that would reasonably be expected to be materially adverse to, the Unaffiliated Stockholders.
Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on February 10, 2025. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire one minute after 11:59 p.m., Eastern Time, on March 10, 2025 (the “Expiration Date”), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Date” means such subsequent time on such subsequent date. Unless the Merger Agreement has been terminated in accordance with its terms, Purchaser will extend the Offer (1) from time to time, if any of the conditions to the Offer is not satisfied or waived (to the extent waivable) on any scheduled Expiration Date, until such condition or conditions to the Offer are satisfied or waived (to the extent waivable) and (2) for the minimum period required by any applicable law or the rules and regulations of the SEC or Nasdaq or as may be necessary to resolve any comments of the SEC or its staff applicable to the Offer, the Schedule TO or offer documents, the Schedule 13E-3 filed by Emerson or AspenTech or the Schedule 14D-9 filed by AspenTech; however, in each case, (i) Purchaser will not be required to extend the Offer (x) beyond the earlier of the April 26, 2025 and the valid termination of the Merger Agreement (such earlier time, the “Extension Deadline”) or (y) on more than one occasion (for such period as requested by AspenTech, but not more than ten business days) if, as of such Expiration Date, (A) there are no unresolved comments from the SEC on any of the offer documents, the Schedule 13E-3 filed by Emerson or AspenTech or the Schedule 14D-9 filed by AspenTech and (B) all of the Offer Conditions (other than the Unaffiliated Tender Condition and those that by their nature are to be satisfied at the expiration of the Offer) have been satisfied or, to the extent permissible, waived by Purchaser, provided further that, solely in the case of clause (y)(B), Purchaser may, in its sole discretion, extend the Offer to permit such Offer Conditions to be satisfied, (ii) Purchaser will not be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of AspenTech and (iii) no such individual extension of the Offer will be for a period of more than ten business days (except for such longer period as the parties may mutually agree). The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to AspenTech’s stockholders together with this Schedule 14D-9. Copies of certain letters distributed by Emerson in connection with the Offer as well as Emerson’s Summary Advertisement published in The Wall Street Journal are filed as Exhibits (a)(1)(D), (a)(1)(E), and (a)(1)(F), respectively, to this Schedule 14D-9.

As set forth in the Schedule TO, the principal executive offices of Emerson and Purchaser are located at c/o Emerson Electric Co., 8027 Forsyth Boulevard, St. Louis, Missouri 63105. The business telephone number for each of Emerson and Purchaser is (314) 553-2000.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of AspenTech, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between AspenTech or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Emerson or Purchaser or their respective executive officers, directors or affiliates, on the other hand. The AspenTech Special Committee was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.
Relationship with Emerson and Purchaser
Merger Agreement
The foregoing summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. On January 26, 2025, AspenTech, Emerson and Purchaser entered into the Merger Agreement. Section 20 of the Offer to Purchase, which contains a summary of the material provisions of the Merger Agreement, and Section 22 of the Offer to Purchase, which contains a description of the conditions of the Offer, are each incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.
The Merger Agreement governs the contractual rights among AspenTech, Emerson and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide AspenTech’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by AspenTech to Emerson and Purchaser and representations and warranties made by Emerson and Purchaser to AspenTech. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about AspenTech, Emerson or Purchaser in AspenTech’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by AspenTech to Emerson and Purchaser in connection with the signing of the Merger Agreement. The disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among AspenTech, Emerson and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by AspenTech’s stockholders or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about AspenTech, Emerson or Purchaser. AspenTech’s stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the Acceptance Date or to receive the Merger Consideration at the Effective Time, and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of AspenTech, Emerson, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which does not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in AspenTech’s or Emerson’s public disclosure.
2021 Transaction Agreement
Emerson, through its affiliate, beneficially acquired 36,307,514 Shares pursuant to the terms of the 2021 Transaction Agreement and Plan of Merger (as defined in the section entitled “Item 9. Exhibits”).
Pursuant to the 2021 Transaction Agreement and Plan of Merger, at the closing of the Prior Transaction (as defined in the section entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement”), in exchange for an aggregate of 55% of the outstanding Shares on a fully diluted basis as of immediately following such closing, (i) Emerson contributed to AspenTech Emerson’s industrial software businesses and (ii) Emerson contributed to AspenTech $6,014,000,000 in cash (the “Cash Contribution”). The source of funds for the Cash Contribution was (i) a public offering by Emerson of $1 billion aggregate principal amount of Emerson’s 2.000% Notes due 2028, $1 billion aggregate principal amount of Emerson’s 2.200% Notes due 2031 and $1 billion aggregate principal amount of Emerson’s 2.800% Notes due 2051, (ii) commercial paper borrowings by Emerson and (iii) existing sources of Emerson, including cash on hand, short-term debt capacity and cash from operations.
As of February 3, 2025, Emerson and its affiliates collectively beneficially owned 36,307,514 Shares representing approximately 57.4% of the outstanding Shares.
Stockholders Agreement
At the closing of the Prior Transaction, AspenTech entered into a stockholders agreement with Emerson and an affiliate (the “Stockholders Agreement”), certain terms of which are summarized below.
Corporate Governance
Board Composition
Following the closing of the Prior Transaction, Emerson has the right to designate a number of directors that is proportionate to its ownership of outstanding Shares at such time; provided that, so long as Emerson beneficially owns more than 40% of the outstanding Shares, Emerson has the right to designate at least a majority of the directors on the board of directors of AspenTech (the “Board”) as well as the right to nominate the Chair of the Board.
Consent Rights
Emerson has the right to consent to certain material actions of AspenTech for so long as Emerson maintains certain ownership percentages, including consent rights over, among other things, any mergers and acquisitions with a value in excess of $50 million, any share repurchase, any dividend payment, any recapitalization or spin-off, any sales of assets with a value in excess of $25 million in any 12-month period, any incurrence of indebtedness in excess of $25 million in any 12-month period, any issuances of securities, any liquidation or bankruptcy, any adoption of an equity incentive plan, any appointment and removal of the Chief Executive Officer of AspenTech, any amendment to organizational documents, and any material amendment of disclosure controls and procedures. In addition, for so long as Emerson owns more than 50% of the outstanding Shares, AspenTech will not, without the prior written consent of Emerson, modify its business strategy, or modify or expand the scope or nature of its business or other activities beyond the business of developing, marketing and selling certain industrial software. AspenTech sought Emerson’s consent with respect to, and Emerson consented to, AspenTech’s entry into a definitive agreement to acquire Open Grid Systems Limited as announced by AspenTech on November 4, 2024.
“Controlled Company” Exemptions
For so long as Emerson beneficially owns more than 50% of the outstanding Shares, to the extent permitted by applicable law, if so requested by Emerson, AspenTech will avail itself of available “Controlled Company” exemptions to the corporate governance listing standards of Nasdaq (in whole or in part, as requested by Emerson) that would otherwise require AspenTech to have (i) a majority of the Board consist of independent directors, (ii) a nominating/corporate governance committee that is composed solely of independent directors, and (iii) a compensation committee that is composed solely of independent directors. Emerson has requested that AspenTech avail itself of the exemptions from the requirements that (i) the nominating/corporate governance committee be composed solely of independent directors and (ii) the compensation committee be composed solely of independent directors.
Non-Compete
For so long as Emerson owns more than 50% of the outstanding Shares, with certain exceptions, Emerson may not own, manage or operate any business that engages in developing, marketing and selling certain industrial software anywhere in the world.
Related Party Transactions
For so long as Emerson owns at least 20% of the outstanding Shares, certain related party transactions involving Emerson, including those involving a payment above certain dollar thresholds, require the approval of a committee of the Board consisting solely of independent directors.

Restrictions on Transfers and Acquisitions of AspenTech Securities
Standstill Provision
For a period of two years following the closing of the Prior Transaction, Emerson was subject to a customary standstill, with certain customary exceptions. This provision expired May 16, 2024.
Transfer Restrictions
For a period of two years following the closing of the Prior Transaction, (or until such time that Emerson owned less than 20% of the outstanding Shares), Emerson was prohibited from transferring any Shares unless approved by a committee of the Board consisting solely of independent directors. This provision expired May 16, 2024.
Buyout Transactions
Until such time as Emerson ceases to own more than 40% of the outstanding Shares, any proposal by Emerson to acquire the outstanding Shares held by AspenTech stockholders (other than Emerson and its affiliates) must be either (as elected by Emerson) (i) subject to review, evaluation and prior written approval of a committee of the Board consisting solely of independent directors or (ii) approved by a majority of the stockholders of AspenTech (other than Emerson and its affiliates).
Preemptive Rights and Percentage Maintenance Share
Emerson has certain rights to buy its pro rata share of Shares and to acquire additional Shares to maintain its then ownership percentages in the event of additional issuances of Shares.
Confidentiality
Pursuant to the Stockholders Agreement, Emerson and AspenTech agreed to, for a period beginning May 16, 2022 until three (3) years following the date on which Emerson ceases to own at least ten percent of the Shares, use reasonable best efforts not to disclose any of the other party’s confidential information to any third party.
This summary and description of the confidentiality provision of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of Section 4.1 of the Stockholders Agreement, a copy of which is filed as Exhibit (e)(5) to this Schedule 14D-9, which is incorporated herein by reference.
Commercial Agreement
In connection with the closing of the Prior Transaction, AspenTech entered into a Commercial Agreement pursuant to which it granted Fisher-Rosemount Systems, Inc., a wholly-owned subsidiary of Emerson (“Emerson Automation Solutions Subsidiary”), the right to distribute, on a non-exclusive basis, certain (i) existing AspenTech products, (ii) existing Emerson products transferred to AspenTech in connection with the Prior Transaction and (iii) future products as mutually agreed upon by the parties during the term of the Commercial Agreement, in each case, to end-users through Emerson Automation Solutions Subsidiary acting as an agent, reseller, or original equipment manufacturer. When acting as AspenTech’s agent, Emerson Automation Solutions Subsidiary will receive a commission for all license orders sourced by Emerson Automation Solutions Subsidiary and closed by AspenTech, and for which AspenTech is the licensor of the applicable product to the applicable end-user, based on a percentage of all amounts paid by the applicable customer to AspenTech in connection with such order. When acting as AspenTech’s reseller, a discount from AspenTech’s standard pricing will be applied to license fees payable by Emerson Automation Solutions Subsidiary to AspenTech for license orders for which Emerson Automation Solutions Subsidiary is the licensor of the applicable product to the applicable end-user. Additionally, when acting as an original equipment manufacturer on AspenTech’s behalf, Emerson Automation Solutions Subsidiary will be permitted to embed the products in Emerson Automation Solutions Subsidiary products and sell such combined products as part of Emerson Automation Solutions Subsidiary’s own solutions, subject to certain fees to be determined on a product-by-product basis, subject to a discount from AspenTech’s standard pricing. In the past two years, AspenTech made payments to Emerson Automation Solutions Subsidiary in the aggregate amount of approximately $488,000 in commissions and Emerson Automation Solutions Subsidiary made payments to AspenTech in the aggregate amount of approximately $12.8 million passing through payments received from end-users. As of the date of this Schedule 14D-9, AspenTech is obligated to make payments to Emerson Automation Solutions Subsidiary of approximately $2.6 million in the aggregate.

Tax Matters Agreement
In connection with the closing of the Prior Transaction, AspenTech entered into a Tax Matters Agreement with Emerson that governs the rights and obligations that AspenTech and Emerson have with respect to taxes of AspenTech and certain of its subsidiaries. The Tax Matters Agreement also sets forth the respective obligations of the parties with respect to the filing of tax returns, the allocation and utilization of tax attributes and benefits, tax elections, the administration of tax contests and assistance and cooperation on tax matters. The Tax Matters Agreement also includes covenants that contain restrictions on the activities of AspenTech, which restrictions are generally intended to preserve the tax-free treatment of the Prior Transaction and certain related business reorganizations. In addition, under the terms of the agreement, AspenTech agreed to indemnify Emerson and its affiliates against any and all tax-related liabilities incurred by them relating to the Prior Transaction and certain related business reorganizations to the extent caused by any action taken by AspenTech. In the past two years, AspenTech has not made any direct payments to Emerson under the terms of the Tax Matters Agreement; AspenTech remitted to other persons on behalf of Emerson certain tax refunds received by Emerson’s industrial software businesses in the amount of approximately $765,000; and Emerson paid approximately EUR 11,000 to a subsidiary of AspenTech for the indemnification of litigation costs incurred by Emerson’s industrial software businesses in respect of certain tax matters arising prior to May 16, 2022.
Registration Rights Agreement
In connection with the closing of the Prior Transaction, AspenTech entered into a Registration Rights Agreement with Emerson that grants Emerson certain market registration rights, including demand registration rights and piggyback registration rights, with respect to registrable securities Emerson holds. AspenTech has agreed to pay out-of-pocket fees and expenses in connection with such registration, subject to certain exceptions.
Transition Services Agreement
In connection with the closing of the Prior Transaction, Emerson and AspenTech entered into a transition services agreement (the “Transition Services Agreement”) for the provision of certain transitionary services from Emerson to AspenTech and from AspenTech to Emerson. Pursuant to the Transition Services Agreement, Emerson provides AspenTech with certain services, including information technology, human resources and other specified services, as well as access to certain of Emerson’s existing facilities, and AspenTech provides Emerson with certain services as well as access to certain of AspenTech’s facilities. Services were generally provided at a base monthly service fee per service. Since May 16, 2022, AspenTech has paid Emerson approximately $9.9 million in service fees and Emerson has paid AspenTech approximately $113,000 in service fees. Emerson and AspenTech entered into arrangements to continue certain services provided under the Transition Services Agreement following the expiration of such services on terms substantially similar to the terms of the Transition Services Agreement. AspenTech has paid Emerson approximately $340,000 in service fees under such arrangements.
Emerson Credit Agreement
On December 23, 2022, Emerson and AspenTech entered into a credit agreement (the “Emerson Credit Agreement”), which provided for an aggregate term loan commitment of $630 million to AspenTech. Under the terms of the Emerson Credit Agreement, AspenTech was required to use the proceeds from borrowings under the Emerson Credit Agreement to pay, in part, the cash consideration for funding its planned acquisition of Mining Software Holdings Pty Ltd (“Micromine”) and pay the fees and expenses incurred in connection with the Emerson Credit Agreement. As a result of the termination of the Micromine acquisition agreement, AspenTech and Emerson mutually agreed to terminate the Emerson Credit Agreement on August 18, 2023. AspenTech paid approximately $188,000 to Emerson as a reimbursement of legal fees in connection with the Emerson Credit Agreement.
inmation Software GmbH
On August 29, 2022, AspenTech completed the acquisition of inmation Software GmbH (“Inmation”) for a total cash consideration of $87.2 million. The purchase price consisted of $78.9 million of cash paid at closing and an additional $8.3 million in indemnification holdbacks, which was paid on August 18, 2023. Prior to the closing date of such transaction, Emerson, through one of its subsidiaries, held an investment in Inmation. The applicable subsidiary of Emerson received for all of its shares in Inmation $17.6 million at the closing of such transaction on August 29, 2022, and an additional $1.9 million from the indemnification holdback on August 18, 2023.

Plantweb Optics Analytics
On July 28, 2023, AspenTech entered into the Plantweb Optics Analytics Assignment and License Agreement with Emerson for the purchase of Emerson’s Plantweb Optics Analytics software and the perpetual and royalty-free licensing of certain other Emerson intellectual property for $12.5 million in the aggregate.
2018 Professional Services Agreement
On September 7, 2018, Aspen Technology Services Corporation (“AspenTech Services”), an affiliate of AspenTech, entered into a Professional Services Agreement with Emerson Automation Solutions Subsidiary for the provision of certain consulting services from Emerson Automation Solutions Subsidiary to AspenTech Services customers with respect to the implementation and integration of software owned by AspenTech or AspenTech Services. This agreement remained in effect after the Prior Transaction. In the past two years, AspenTech Services has paid Emerson Automation Solutions Subsidiary approximately $103,000 in service fees.
2019 Professional Services Agreement
On June 26, 2019, AspenTech Services entered into a Professional Services Agreement with Emerson Automation Solutions Subsidiary for the provision of certain consulting services from AspenTech Services to Emerson Automation Solutions Subsidiary customers with respect to the configuration, implementation and integration of software owned by AspenTech Services or its affiliates. This agreement remained in effect after the Prior Transaction. In the past two years, Emerson Automation Solutions Subsidiary has paid AspenTech Services approximately $11,000 in service fees.
Engineering Licenses
Since 2018, Emerson Automation Solutions Subsidiary has subscribed to certain engineering licenses from AspenTech pursuant to a Software License Agreement. On March 31, 2024, Emerson Automation Solutions Subsidiary renewed such subscription. In the past two years, Emerson Automation Solutions Subsidiary has paid AspenTech approximately $2 million in license fees.
Cash Pooling
AspenTech utilizes some aspects of Emerson’s centralized treasury function to manage the working capital and financing needs of its business operations. This function oversees a cash pooling arrangement which sweeps certain of AspenTech’s cash accounts into pooled Emerson cash accounts on a daily basis and are reflected as receivables from related parties in AspenTech’s condensed consolidated balance sheets. Conversely, any cash funded to AspenTech from these pooled Emerson cash accounts are reflected as amounts due to related parties in AspenTech’s condensed consolidated balance sheets. As of September 30, 2024, the total interest bearing receivables and interest bearing payables with related parties was approximately $45.1 million and $24.7 million, respectively.
Information Services
AspenTech accesses certain information services through Emerson in its business operations. Emerson passes through any third-party charges in respect of such information services accessed by AspenTech. In the past two years, AspenTech paid Emerson approximately $98,000 for such information services.
Transactions with a Certain AspenTech Director
In addition to serving on the Board, Ram R. Krishnan serves as Executive Vice President and Chief Operating Officer of Emerson for which Mr. Krishnan receives a base salary, cash incentive compensation, stock awards and certain perquisites and employee and retirement benefits from Emerson. Mr. Krishnan’s total compensation in respect of his role as Executive Vice President and Chief Operating Officer of Emerson totaled approximately $6.4 million year-to-date in Emerson’s fiscal year 2025, $8.9 million in Emerson’s fiscal year 2024 and $6.3 million in Emerson’s fiscal year 2023. The foregoing amounts reflect certain assumptions regarding Mr. Krishnan’s stock awards. For a description of the compensation earned by Emerson’s named executive officers, reference is made to the subsection “Executive Compensation” beginning on page 30 of Emerson’s Proxy Statement pursuant to Section 14(a) of the Exchange Act, filed December 13, 2024, which is incorporated herein by reference, and qualifies the foregoing in its entirety.

Arrangements with Current Executive Officers and Directors of AspenTech
Overview
In considering the recommendation of the Board set forth under the section entitled “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board of Directors,” AspenTech’s stockholders should be aware that certain of AspenTech’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of AspenTech’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that AspenTech’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
The following is a discussion of all material agreements, understandings and any actual or potential conflicts of interest between AspenTech and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (i) the Merger Agreement; (ii) the Aspen Technology, Inc. 2022 Omnibus Incentive Plan, the Aspen Technology, Inc. 2016 Omnibus Incentive Plan, and the Aspen Technology, Inc. 2010 Equity Incentive Plan (together, the “AspenTech Equity Incentive Plans”); (iii) the award agreements governing the AspenTech Equity Compensation Awards (as defined below) held by AspenTech’s executive officers and directors and (iv) the Aspen Technology, Inc. Executive Retention Plan (the “AspenTech Executive Retention Plan”). The AspenTech Equity Incentive Plans and the related forms of award agreement and the AspenTech Executive Retention Plan are filed as Exhibits (e)(8) through (e)(16) to this Schedule 14D-9 and are incorporated herein by reference.
Consideration for Shares Tendered Pursuant to the Offer
Under the terms of the Merger Agreement, AspenTech’s executive officers and directors would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of AspenTech for any Shares tendered. As of the close of business on January 31, 2025, the executive officers and directors of AspenTech named in the “Table of Share-Based Payments” below beneficially owned, directly or indirectly, in the aggregate, 167,617 Shares. Shares underlying outstanding AspenTech Stock Options (defined below), AspenTech RSUs (defined below) and AspenTech PSUs (defined below and, together with the AspenTech Stock Options and the AspenTech RSUs, the “AspenTech Equity Compensation Awards”), are excluded for this purpose and are set forth separately in the “Table of Equity Compensation-Related Payments” below. If AspenTech executive officers and directors were to tender all 167,617 Shares beneficially owned, directly or indirectly, by them as of the close of business on January 31, 2025, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive, a gross amount of approximately $44,418,505 in cash pursuant to the Offer.
Table of Share-Based Payments
The following table sets forth the consideration that each current AspenTech executive officer and director (and, if applicable, certain of his or her respective affiliates) would be entitled to receive in respect of outstanding Shares beneficially owned by him or her as of the close of business on January 31, 2025 (which, for clarity, excludes Shares underlying AspenTech Equity Compensation Awards), assuming such individual and his or her respective affiliates (as applicable) were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser. The estimated cash values in the table below are based on the Offer Price of $265 per Share. These numbers do not reflect any future Share issuances or dispositions that may occur between the close of business on January 31, 2025, and the Effective Time (such as in connection with the exercise or vesting of AspenTech Equity Compensation Awards).

Name	Number of Shares (#)	Total Offer Price Payable for Shares ($)
Executive Officers
Antonio J. Pietri	136,199(1)	36,092,735
David Baker	2,942	779,630
Christopher Cooper	1,854	491,310

Name	Number of Shares (#)	Total Offer Price Payable for Shares ($)
Christopher Stagno	3,711	983,415
Sharon Vinci	2,217	587,505
Directors
Robert M. Whelan, Jr.	7,344	1,946,160
Patrick M. Antkowiak	3,209	850,385
Thomas F. Bogan	3,209	850,385
Karen M. Golz	3,508	929,620
David J. Henshall	215	56,975
Ram R. Krishnan	—	—
Arlen R. Shenkman	3,209	850,385
Total	167,617	44,418,505

(1)	Includes 11,450 Shares beneficially owned by Mr. Pietri through a grantor retained annuity trust.
Effect of the Offer and the Merger Agreement on the AspenTech Equity Compensation Awards
The discussion below describes the treatment of the AspenTech Equity Compensation Awards in connection with the Transactions.
Treatment of AspenTech Stock Options
At the Effective Time, each outstanding and unexercised stock option to purchase Shares granted under the AspenTech Equity Incentive Plans (collectively, the “AspenTech Stock Options”), whether vested or unvested, will be automatically canceled and converted into the right to receive (without interest) an amount in cash, subject to applicable withholding (the “Option Consideration”) equal to the product of (i) the excess (if any) of the Offer Price over the applicable exercise price and (ii) the total number of Shares subject to the AspenTech Stock Option as of immediately before the Effective Time. Each AspenTech Stock Option with a per-share exercise price that equals or exceeds the Offer Price will be canceled as of the Effective Time for no consideration. The Option Consideration will be paid as soon as reasonably practicable following the Effective Time (but no later than the later of (i) ten business days after the Effective Time and (ii) the first payroll date after the Effective Time).
Treatment of AspenTech RSUs and PSUs
At the Effective Time, each outstanding restricted stock unit granted under the AspenTech Equity Incentive Plan that is subject to only time-based vesting conditions (collectively, the “AspenTech RSUs”) and each outstanding restricted stock unit granted under the AspenTech Equity Incentive Plan that is subject to performance-based vesting conditions (collectively, the “AspenTech PSUs”) (x) that is vested (and, in the case of an AspenTech PSU, was earned) at or before the Effective Time or (y) that is held by a non-employee director of AspenTech (whether vested or unvested) (the “AspenTech Director RSUs”), shall be automatically canceled and converted into the right to receive (without interest) an amount in cash, subject to applicable withholding (the “RSU/PSU Consideration”) equal to the product of (i) the Offer Price and (ii) the total number of Shares subject to such AspenTech RSU or AspenTech PSU as of immediately before the Effective Time. The RSU/PSU Consideration will be paid as soon as reasonably practicable following the Effective Time (but no later than the later of (i) ten business days after the Effective Time and (ii) the first payroll date after the Effective Time).
At the Effective Time, each other outstanding AspenTech RSU and AspenTech PSU that is held by a Continuing Employee (as defined under the Merger Agreement) or an actively engaged non-employee consultant of AspenTech will be assumed by Emerson and converted into an award of restricted stock units with respect to shares of Emerson’s common stock, par value $0.50 per share (“Emerson Shares”) (collectively, the “Emerson RSUs”). The number of Emerson Shares applicable to each Emerson RSU will be equal to the product of (i) the number of AspenTech Shares underlying that AspenTech RSU or AspenTech PSU immediately before the Effective Time (in the case of AspenTech PSUs, based on target performance) multiplied by (ii) an exchange ratio, rounded down to the nearest whole number of Emerson Shares. Each Emerson RSU will be subject to the same terms and conditions (including vesting schedule, other than performance-based vesting conditions) as applied to the corresponding AspenTech RSU or AspenTech PSU immediately before the Effective Time. The exchange ratio at which AspenTech RSUs and AspenTech PSUs will be exchanged for Emerson RSUs is designed to result in the grant of Emerson RSUs that, in the aggregate, have a value immediately following conversion approximately equal to the value of the AspenTech RSUs and AspenTech PSUs from which they were converted.
Table of Equity Compensation-Related Payments
The following table sets forth the estimated cash amounts that each current executive officer and current non-employee director of AspenTech would be eligible to receive (before deduction of applicable taxes) in connection with the Transactions with regard to (i) the number of vested and unvested AspenTech Stock Options held by each such executive officer and non-employee director and (ii) the number of AspenTech Director RSUs held by each such non-employee director. None of AspenTech’s executive officers hold any AspenTech RSUs or AspenTech PSUs that are or will become vested as a result of the Transactions. None of AspenTech’s non-employee directors hold any AspenTech PSUs.
The estimated cash values in the table below are based on the Offer Price of $265 per Share. The table also assumes that the number of vested and unvested outstanding AspenTech Equity Compensation Awards held by each AspenTech executive officer and non-employee director at the Effective Time will equal the number of vested and unvested AspenTech Equity Compensation Awards that were outstanding as of the close of business on January 31, 2025, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Accordingly, these numbers do not reflect any exercises, forfeitures or additional vesting that may occur between the close of business on January 31, 2025, and the Effective Time.

	Vested AspenTech Stock Options		Unvested AspenTech Stock Options		Unvested AspenTech Director RSUs
Name	Number of Underlying Shares (#)(1)	Option Consideration Payable ($)(2)	Number of Underlying Shares (#)(3)	Option Consideration Payable ($)(4)	Number of Underlying Shares (#)(5)	RSU/PSU Consideration Payable ($)(6)
Executive Officers
Antonio J. Pietri	321,954	42,880,229	30,762	2,554,679	—	—
David Baker	—	—	—	—	—	—
Christopher Cooper	1,954	199,704	458	39,308	—	—
Christopher Stagno	3,580	402,920	532	41,534	—	—
Sharon Vinci	2,856	278,946	4,751	464,030	—	—
Directors
Robert M. Whelan, Jr.	10,157	2,014,505	—	—	1,196	316,940
Patrick M. Antkowiak	—	—	—	—	1,251	331,515
Thomas F. Bogan	—	—	—	—	1,251	331,515
Karen M. Golz	1,575	162,733	—	—	1,196	316,940
David J. Henshall	—	—	—	—	2,184	578,760
Ram R. Krishnan	—	—	—	—	—	—
Arlen R. Shenkman	—	—	—	—	1,251	331,515

(1)	This column includes the number of Shares subject to vested AspenTech Stock Options that are being converted into a right to receive the Option Consideration.
(2)
The estimated value in this column is equal to the number of Shares underlying such vested AspenTech Stock Options multiplied by the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such vested AspenTech Stock Option.

(3)
This column includes the number of Shares subject to unvested AspenTech Stock Options that are being accelerated immediately prior to the Effective Time and converted into a right to receive the Option Consideration.

(4)
The estimated value in this column is equal to the number of Shares underlying such unvested AspenTech Stock Options multiplied by the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such unvested AspenTech Stock Option.

(5)
This column includes the number of Shares subject to unvested AspenTech RSUs that are held by non-employee directors of AspenTech, which are being accelerated immediately prior to the Effective Time and converted into a right to receive the RSU/PSU Consideration.

(6)	The estimated value in this column is equal to the number of Shares underlying such unvested AspenTech Director RSU multiplied by the Offer Price.

Unvested AspenTech RSUs and AspenTech PSUs held by a Continuing Employee (as defined under “—Effect of Merger Agreement on Employee Benefits”) will be assumed by Emerson and converted into Emerson RSUs. The number of converted Emerson RSUs will be calculated using an exchange ratio intended to preserve the value of the AspenTech RSUs and AspenTech PSUs that they are replacing, and, as such, these AspenTech RSUs and AspenTech PSUs are not included in this column. None of AspenTech’s non-employee directors hold any AspenTech PSUs.
Agreements or Arrangements with Executive Officers of AspenTech
AspenTech Executive Retention Plan
AspenTech sponsors an Executive Retention Plan, under which its executive officers are eligible to receive severance payments and benefits upon a termination of employment either by AspenTech without “cause” or a resignation by the participant for “good reason.” For purposes of the AspenTech Executive Retention Plan, “good reason” generally means (i) a reduction in the participant’s annual base salary or cash bonus opportunity, (ii) a change by AspenTech to the participant’s primary work location that is more than 50 miles away from the participant’s primary work location before the change, or (iii) a material reduction in the participant’s authority, duties or responsibilities.
If a participant experiences a qualifying termination during the 12-month period following a “control event” (which will occur as a result of the Transactions), then the participant is entitled to previously accrued compensation and benefits and the following severance payments and benefits (subject to the terms of the plan, including the requirement that the individual provide a customary release of claims):
•
Payment of cash severance in an amount equal to (a) 12 months (or 18 months in the case of Mr. Pietri) of the participant’s base salary and (b) the participant’s target annual cash bonus, pro-rated for the portion of the fiscal year which has elapsed as of his or her termination date (less any previously paid bonus amounts), in each case payable in a lump sum;

•
An additional cash payment in an amount equal to 12 times (or 18 times in the case of Mr. Pietri) the monthly employer portion of the premium for the same level of coverage, including dependents, provided to the participant under AspenTech’s group health benefit plans immediately before his or her termination date, payable in a lump sum;

•	If and to the extent determined to be appropriate by the Board, AspenTech-paid outplacement services;
•
AspenTech Equity Compensation Awards which are subject to only time-based vesting conditions will vest with respect to the portion of the award which would have become vested in the one-year period (or 18-month period in the case of Mr. Pietri) immediately following the termination had the participant remained employed; and

•
AspenTech Equity Compensation Awards which are subject to performance-based vesting conditions will (a) be converted into a time-based vesting award, vesting in equal annual tranches at the target level of performance and (b) be vested as to the portion of the award which would have vested on the time vesting schedule described in clause (a), commencing on the date of grant and ending on the one-year anniversary (or 18-month anniversary in the case of Mr. Pietri) of the qualifying termination.

For purposes of the AspenTech Executive Retention Plan, “control event” generally means the acquisition by Emerson of 90% or more of either (x) the then-outstanding AspenTech Shares or (y) the combined voting power of AspenTech’s then-outstanding securities entitled to vote generally in the election of directors. The consummation of the Transactions will be a “control event.”

The table below sets forth each current executive officer’s estimated severance entitlement under the AspenTech Executive Retention Plan, assuming for purposes of the table that the Effective Time occurred on January 31, 2025, and the executive’s employment is terminated by AspenTech without “cause” or by the executive for “good reason” immediately following the Effective Time. In the case of equity awards, the table below reflects unvested AspenTech RSU and AspenTech PSU as of January 31, 2025, which would accelerate under the AspenTech Executive Retention Plan as a result of the assumed termination of employment.

					AspenTech Equity Compensation Award Severance
	Cash Severance				AspenTech RSUs		AspenTech PSUs
Name	Base Salary Severance ($)	Annual Bonus Severance ($)	Health & Welfare Benefit Severance ($)	Outplace- ment Services ($)(1)	Number of Underlying Shares (#)(2)	Consider- ation Payable (RSUs) ($)(4)	Number of Underlying Shares (#)(3)	Consider- ation Payable (PSUs) ($)(4)	Total Severance ($)
Antonio J. Pietri	1,200,000	527,671	27,392	45,000	42,004	11,131,060	42,617	11,293,505	24,224,628
David Baker	425,000	190,548	21,069	45,000	3,328	881,920	3,664	970,960	2,534,497
Christopher Cooper	365,000	178,822	1,665	45,000	1,760	466,400	1,154	305,810	1,362,697
Christopher Stagno	324,802	76,173	21,453	45,000	1,507	399,355	506	134,090	1,000,873
Sharon Vinci	390,000	120,192	21,069	45,000	3,100	821,500	1,040	275,600	1,673,361

(1)	Represents the maximum value of potential outplacement benefits.
(2)
The number of Shares included in this column is expressed as AspenTech RSUs for illustrative purposes only. As described further in the section entitled “—Effect of the Offer and the Merger Agreement on the AspenTech Equity Compensation Awards,” unvested AspenTech RSUs that are outstanding as of immediately prior to the Effective Time will be assumed by Emerson and converted into Emerson RSUs. The converted Emerson RSUs will have an aggregate value immediately following the Effective Time approximately equal to the value reported in the column entitled “Consideration Payable (RSUs),” which value equals the value of the AspenTech RSUs that such Emerson RSUs will replace. Because the actual closing date will be after the January 31, 2025, assumed closing date used for purposes herein, certain of the Shares included in this column may vest in the ordinary course prior to the actual closing date.

(3)
The number of Shares included in this column is expressed as AspenTech PSUs for illustrative purposes only. As described further in the section entitled “—Effect of the Offer and the Merger Agreement on the AspenTech Equity Compensation Awards,” unvested AspenTech PSUs that are outstanding as of immediately prior to the Effective Time will be assumed by Emerson and converted into Emerson RSUs, assuming target performance. The converted Emerson RSUs will have a value immediately following the Effective Time approximately equal to the value reported in the column entitled “Consideration Payable (PSUs),” which value equals the value of the AspenTech PSUs that such Emerson RSUs will replace. Because the actual closing date will be after the January 31, 2025, assumed closing date used for purposes herein, certain of the Shares included in this column may vest in the ordinary course prior to the actual closing date.

(4)	This column reflects the number of AspenTech RSUs and AspenTech PSUs reported in this table multiplied by the Offer Price of $265 and is provided for illustrative purposes only.
Compensation of AspenTech Non-Employee Directors
As set forth under the section entitled “—Effect of the Offer and the Merger Agreement on the AspenTech Equity Compensation Awards,” all then-outstanding vested and unvested AspenTech Stock Options (including those held by non-employee directors) and AspenTech RSUs (only to the extent held by non-employee directors) will be converted into the right to receive the Option Consideration and RSU/PSU Consideration, as applicable.
Effect of Merger Agreement on Employee Benefits
Under the Merger Agreement, Emerson has agreed that, for a period of 12 months following the Effective Time, Emerson will provide, or will cause its subsidiaries to provide, each AspenTech employee who is employed by AspenTech or one of its subsidiaries immediately before the Effective Time and whose employment with the Surviving Corporation (or Emerson or any of its subsidiaries) continues after the Effective Time (a “Continuing Employee”) with (i) at least the same base salary or wage rate and target annual cash bonus opportunity as were provided to the Continuing Employee immediately before the Effective Time, and (ii) employee benefits (excluding defined benefit pension benefits, retiree health or welfare benefits, severance or other termination-related compensation or benefits, equity-based compensation or change in control, transaction or retention bonuses) that are substantially comparable in the aggregate to the employee benefits provided to the Continuing Employees immediately before the Effective Time; except that, for any Continuing Employee whose terms and conditions of employment are subject to a collective bargaining agreement, Emerson will provide for such continued employment to be on terms and conditions as are required under that collective bargaining agreement.

Emerson has also agreed that, with respect to any “employee benefit plan” maintained by Emerson or any of its subsidiaries (“Emerson Benefit Plans”) in which any Continuing Employee becomes a participant following the Effective Time, for purposes of determining eligibility to participate, vesting and level of benefits (but not for benefit accrual purposes, except for purposes of severance and paid time off), each Continuing Employee’s service with AspenTech and its subsidiaries (as well as service with any predecessor employer) will be treated as service with Emerson and its subsidiaries, in each case (A) to the same extent such service was recognized under an analogous AspenTech benefit plan and (B) to the extent that such recognition would not result in any duplication of benefits. Further, Emerson has agreed that, with respect to any Emerson Benefit Plans that are health or welfare benefit plans, (i) Emerson will use commercially reasonable efforts to waive, or cause its subsidiaries to waive, any preexisting conditions limitations or exclusions, actively at work requirements and waiting periods, except to the extent that such items would not have been satisfied or waived under an analogous AspenTech benefit plan immediately before the Effective Time, and (ii) Emerson will use commercially reasonable efforts to recognize, or cause its subsidiaries to recognize, all co-payments, deductibles and similar expenses and out-of-pocket maximums incurred by each Continuing Employee (and his or her eligible dependents) before the Effective Time during the plan year in which the Effective Time occurs, to the extent recognized under an analogous AspenTech benefit plan as of immediately before the Effective Time.
Golden Parachute Compensation
Background
In this Schedule 14D-9, AspenTech is required to disclose any agreement or understanding, whether written or unwritten, between the “named executive officers” of AspenTech for the fiscal year ended June 30, 2024, as defined in Item 402 of Regulation S-K (each, a “named executive officer”) and AspenTech or Emerson concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions.
Aggregate Amounts of Potential Compensation
The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation and benefits for each named executive officer of AspenTech that is based upon or otherwise related to the Transactions. The terms and conditions of the compensation and benefits set forth below are described in greater detail as set forth under the section entitled “—Agreements or Arrangements with Executive Officers of AspenTech” and such descriptions are incorporated herein by reference. Chantelle Breithaupt, AspenTech’s former Chief Financial Officer and Mark Mouritsen, AspenTech’s former Chief Legal Officer, are not included in the table below because their employment terminated in January and July 2024, respectively, and they will not be receiving any compensation that is based upon or otherwise relates to the Transactions.
For purposes of calculating the potential payments and benefits set forth in the table below, AspenTech has assumed that (i) the Effective Time occurs on January 31, 2025, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9; (ii) each named executive officer’s employment is terminated by AspenTech without cause or by the named executive officer for good reason at the Effective Time; and (iii) each named executive officer’s AspenTech Stock Options, AspenTech RSUs and AspenTech PSUs held on January 31, 2025, will equal the number of AspenTech Stock Options, AspenTech RSUs and AspenTech PSUs held by such named executive officer at the Effective Time (such that any vesting or forfeitures occurring between January 31, 2025, and the Effective Time will not be captured in the table below). Severance payments and benefits have been calculated (i) based on the named executive officer’s current base salary, current target bonus opportunity, estimated maximum benefits that could be payable under AspenTech’s benefit plans and (ii) assuming each unvested AspenTech RSU and AspenTech PSU will be converted at the Effective Time into an Emerson RSU on the terms set forth under the section entitled “—Effect of the Offer and the Merger Agreement on the AspenTech Equity Compensation Awards.” None of AspenTech’s named executive officers will receive pension or non-qualified deferred compensation or tax gross ups in connection with the Transactions. Regardless of the manner in which each named executive officer’s employment terminates, each named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination, and any such earned amounts are not included in the table below.

The amounts shown in the table below are estimates only, as the actual amounts that may be paid or provided upon a named executive officer’s termination of employment or upon the Effective Time, as applicable, can only be determined at the actual time of such termination or upon the Effective Time, as applicable, and accordingly the ultimate values to be received by such named executive officer in connection with the Transactions may differ from the amounts set forth below.
The additional details regarding the terms of the payments quantified below are set forth under the sections entitled “—Agreements or Arrangements with Executive Officers of AspenTech” and the section entitled “—Effect of the Offer and the Merger Agreement on the AspenTech Equity Compensation Awards.”

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Total Value ($)(4)
Antonio J. Pietri	1,755,063	24,979,244	45,000	26,779,307
David Baker	636,617	1,852,880	45,000	2,534,497
Christopher Stagno	422,428	574,979	45,000	1,042,407

(1)
Cash. Represents the value of the maximum cash severance payments payable to the applicable named executive officer following a “control event” under the AspenTech Executive Retention Plan. The severance payments in this column are all “double-trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination of employment following a “control event” under the AspenTech Executive Retention Plan. The table below sets forth the components of each named executive officer’s cash severance payments, calculated based on the values in effect on January 31, 2025.

Named Executive Officer	Base Salary Severance ($)	Annual Bonus Severance ($)	Health & Welfare Benefit Severance ($)	Total ($)
Antonio J. Pietri	1,200,000	527,671	27,392	1,755,063
David Baker	425,000	190,548	21,069	636,617
Christopher Stagno	324,802	76,173	21,453	422,428

(2)
Equity. Represents the maximum aggregate payments to be made in respect of unvested AspenTech Stock Options, unvested AspenTech RSUs and unvested AspenTech PSUs at or immediately following the Effective Time.

The treatment of unvested AspenTech Stock Options is set forth under the section entitled “—Effect of the Offer and the Merger Agreement on the AspenTech Equity Compensation Awards,” and the values attributable to such awards in this column assume each named executive officer’s unvested AspenTech Stock Options accelerate in accordance with the Merger Agreement immediately prior to the Effective Time. The acceleration is therefore “single-trigger” in nature, which means that it will occur immediately upon the consummation of the Transactions, whether or not employment is terminated.
The treatment of unvested AspenTech RSUs and AspenTech PSUs (and the corresponding Emerson RSUs) is set forth under the section entitled “—Agreements or Arrangements with Executive Officers of AspenTech” and the values attributable to such awards in this column assume (i) each unvested AspenTech RSU and AspenTech PSU will be converted at the Effective Time into an Emerson RSU on the terms set forth under the section entitled “—Effect of the Offer and the Merger Agreement on the AspenTech Equity Compensation Awards,” (ii) each named executive officer’s employment is terminated by AspenTech without “cause” or by the executive for “good reason” immediately following the Effective Time, and (iii) the applicable portion of each named executive officer’s unvested Emerson RSUs accelerate in accordance with the AspenTech Executive Retention Plan immediately prior to the named executive officer’s termination of employment. The acceleration is therefore “double-trigger” in nature, which means that it will occur only if employment is terminated following the consummation of the Transactions.
The estimated number of Shares subject to unvested AspenTech Stock Options, unvested AspenTech RSUs and unvested AspenTech PSUs that will or may accelerate and the Option Consideration and RSU/PSU Consideration associated with such accelerated AspenTech Stock Options, AspenTech RSUs and AspenTech PSUs are quantified for each named executive officer in the table below and are calculated based on outstanding equity awards held by each named executive officer as of January 31, 2025.

Named Executive Officer	Number of Shares Underlying Unvested AspenTech Stock Options (#)	Option Consideration Payable ($)	Number of Shares Underlying Unvested AspenTech RSUs (#)	Consideration Payable ($)	Number of Shares Underlying Unvested AspenTech PSUs (#)	Consideration Payable ($)	Total ($)
Antonio J. Pietri	30,762	2,554,679	42,004	11,131,060	42,617	11,293,505	24,979,244
David Baker	—	—	3,328	881,920	3,664	970,960	1,852,880
Christopher Stagno	532	41,534	1,507	399,355	506	134,090	574,979

(3)	Perquisites/Benefits. Represents the estimated value of outplacement services to which each named executive officer may become entitled under the AspenTech Executive Retention Plan as set forth in the section entitled “—Agreements or Arrangements with Executive Officers of AspenTech.” The amounts in this column are all “double-trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination following a “control event” under the AspenTech Executive Retention Plan.
(4)	The following table sets forth, for each named executive officer, the total amount of golden parachute compensation that is either “single-trigger” or “double-trigger” in nature:

Named Executive Officer	Single Trigger ($)	Double Trigger ($)	Total ($)
Antonio J. Pietri	2,554,679	24,224,628	26,779,307
David Baker	—	2,534,497	2,534,497
Christopher Stagno	41,534	1,000,873	1,042,407

Section 16 Matters
Prior to the Effective Time, AspenTech may take all steps as may be required to cause any dispositions or cancellations or deemed dispositions or cancellations of AspenTech equity securities (including derivative securities) in connection with the Transactions by each individual who is a director or officer of AspenTech subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.
Rule 14d-10(d) Matters
Prior to the scheduled expiration of the Offer, AspenTech (acting through the compensation committee of the Board) shall use reasonable best efforts to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of the Merger Agreement will be, entered into by AspenTech with current or future directors, officers or employees of AspenTech.
Executive Officer and Director Arrangements Following the Merger
As of the date of the Merger Agreement and as of the date of this Schedule 14D-9, none of AspenTech’s current directors or executive officers have entered into, or committed to enter into, any arrangements or other understandings with Emerson, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time. It is possible that Emerson, Purchaser or their respective affiliates may enter into employment or other arrangements with AspenTech’s management in the future.
Ram K. Krishnan, one of our directors, is currently the Executive Vice President and Chief Operating Officer of Emerson, a role he has served in since February 2021 and will continue to serve in following the Effective Time. In this role, Mr. Krishnan is presently covered under Emerson’s compensation and benefit programs. The terms of Mr. Krishnan’s participation in such programs are not expected to be amended as a result of the transaction.
Compensation of the Special Committee
The Special Committee consists of three independent and disinterested members of the Board, Robert Whelan, Arlen Shenkman and David Henshall. For their service on the Special Committee, Mr. Whelan (the Chairman of the Special Committee) will be paid a monthly fee of $35,000, and each of Mr. Shenkman and Mr. Henshall will be paid a monthly fee of $25,000, in each case, beginning in December 2024 until the earlier of the closing of the transaction or the end of the fifth month following the execution of the Merger Agreement. Thereafter, any monthly fee would continue at 50% of the previous levels until the closing of the transaction. The compensation to be paid to the members of the Special Committee was determined by the Board in its sole discretion, and the payment of such compensation was not contingent on the entry by AspenTech into the Merger Agreement, the consummation of the Offer, the Merger, or any other transaction contemplated by the Merger Agreement or any other event.
Indemnification and Insurance
Pursuant to the terms of the Merger Agreement, AspenTech’s directors and officers (including each of AspenTech’s executive officers) will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from AspenTech for a period of time following the Effective Time. A summary of such indemnification and insurance coverage is set forth under the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance.”
Effect of the Merger on Director and Officer Indemnification and Insurance
AspenTech’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, AspenTech’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•	for any breach of the director’s duty of loyalty to AspenTech or its stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.
AspenTech’s amended and restated certificate of incorporation and amended bylaws also permits it to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as AspenTech’s officer, director, employee or agent, regardless of whether the DGCL would permit indemnification.
In addition, AspenTech has entered into separate indemnity agreements with its directors that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, AspenTech is not obligated to indemnify such director in certain circumstances, including for an accounting of profits made from the purchase and sale by such director of securities of AspenTech within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law or any reimbursement of AspenTech by such directors of any bonus or other incentive-based or equity-based compensation or any profits realized by such director or officer from the sale of securities of AspenTech, as required in each case under the Exchange Act, or in connection with any proceeding voluntarily initiated by such director (subject to specific exceptions), and certain other situations. This description of the indemnity agreements entered into between AspenTech and each of its directors is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(17) hereto, which is incorporated herein by reference.
The Merger Agreement provides that for six (6) years after the Effective Time, the Surviving Corporation will indemnify and hold harmless the present and former officers of AspenTech (each, an “Indemnified Party”) for acts or omissions arising out of or relating to their service as director or officer of AspenTech occurring at or prior to the Effective Time. For six (6) years after the Effective Time, Emerson agrees to cause the Surviving Corporation and its subsidiaries to, and each of Emerson and the Surviving Corporation agrees that it will, indemnify and hold harmless each Indemnified Party against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the transactions and actions contemplated thereby), arising out of or pertaining to the fact that the Indemnified Party is or was a director or officer of AspenTech, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. If any such claim, action, suit or proceeding arises, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Emerson or the Surviving Corporation to the extent provided for in, and in accordance with, AspenTech’s certificate of incorporation, bylaws and applicable indemnification agreements in effect on the date hereof. Any Indemnified Party to whom expenses are advanced will provide an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s certificate of incorporation, bylaws or any such indemnification agreements, as applicable, to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.
The Merger Agreement further provides prior to the Effective Time, AspenTech will obtain and fully pay the premium for an extension of AspenTech’s existing directors’ and officers’ policies and fiduciary liability insurance policies for a claims reporting period of at least six (6) years from the Effective Time covering any claim related to any period prior to the Effective Time. The cost for such policies will be limited to 300% of the most recent annual premium (the “Maximum Amount”) for the current polices. In the event the cost exceeds this amount, AspenTech will extend the policies for the maximum period of time available to be purchased for the Maximum Amount. AspenTech will provide Emerson the opportunity to participate in the selection of the tail policy and give reasonable and good faith consideration to Emerson’s comments related to the policies.

Item 4.	The Solicitation or Recommendation
Recommendation of the Special Committee and the Board of Directors
After careful consideration, including a thorough review of the terms and conditions of the Merger Agreement and the Offer in consultation with AspenTech management and the Special Committee’s legal and financial advisors, the Special Committee unanimously (i) determined that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, AspenTech and the Unaffiliated Stockholders; (ii) determined that the Merger Agreement is advisable and in the best interests of AspenTech and the Unaffiliated Stockholders; and (iii) recommended that the Board approve and authorize the Merger Agreement and the Transactions, including the Offer and the Merger in accordance with the DGCL. In addition, the Special Committee believes that the Transactions are fair to AspenTech’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 of the Exchange Act.
The Board (which, for purposes of this section, means other than Mr. Ram Krishnan, Chief Operating Officer of Emerson, who recused himself from related Board meetings and deliberations), based on the recommendation of the Special Committee (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, AspenTech and the Unaffiliated Stockholders; (ii) approved the Merger Agreement and the execution, delivery and performance thereof by AspenTech, declared the Merger Agreement advisable and approved the Transactions, including the Offer and Merger, in accordance with the requirements of the DGCL; (iii) recommended acceptance of the Offer by the stockholders of AspenTech and (iv) resolved that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL and that the Merger shall be effected as soon as practicable following the consummation (as defined in Section 251(h)(6) of the DGCL) of the Offer.
For the reasons described below, and based on the unanimous recommendation of the Special Committee, the Board recommends that AspenTech’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
In reaching the conclusions and in making the recommendation described above, the Special Committee and the Board took into account a number of reasons set forth in the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board.”
A copy of the press release issued by Emerson, dated as of January 27, 2025, announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(F) to this Schedule 14D-9 and is incorporated herein by reference.
Background of the Merger Agreement; Reasons for the Recommendation
Background of the Merger Agreement
On May 16, 2022, Emerson and AspenTech completed a transaction (the “Prior Transaction”) whereby Emerson contributed $6,014,000,000 in cash and its OSI Inc. and Geological Simulation Software businesses to AspenTech in exchange for 55% of the Shares on a fully diluted basis. In the Prior Transaction, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) represented AspenTech and Davis Polk & Wardwell LLP (“Davis Polk”) represented Emerson.
Also on May 16, 2022, at the closing of the Prior Transaction, Emerson and AspenTech entered into the Stockholders Agreement, which contains a number of provisions governing the relationship between the parties. The Stockholders Agreement included a standstill provision (the “Standstill Provision”), restricting Emerson and its subsidiaries from acquiring in the open market more than 5% of the aggregate outstanding shares of AspenTech as of the closing of the Prior Transaction, which expired on May 16, 2024. The Stockholders Agreement also contains a buyout transaction provision, which provides that, for so long as Emerson beneficially owns more than 40% of the Shares, any proposal by Emerson or any of its subsidiaries to acquire all of the Shares held by stockholders other than Emerson or any of its non-AspenTech subsidiaries (the “Remaining Shares”) must either be (at Emerson’s election) (i) subject to review, evaluation and approval of a committee of the Board consisting solely of independent directors or (ii) submitted for approval to the stockholders of AspenTech, with a non-waivable condition that a majority of the Remaining Shares approve the transaction (or equivalent tender offer condition).
In addition, the Stockholders Agreement provides that Emerson’s prior written consent is required for AspenTech to engage in, among other things, any merger or other business combination, any acquisition of businesses or assets with a value in excess of $50 million, any share repurchase, any dividend payment, any recapitalization or spin-off, any sale of assets with a value in excess of $25 million in any 12-month period, any issuance of equity, any incurrence of debt in excess of $25 million in any 12-month period, any liquidation or bankruptcy, any adoption of an equity incentive plan, any termination or appointment of a Chief Executive Officer, any amendment to organizational documents, and any material amendment of disclosure controls and procedures. Emerson also has the right to receive financial and other information about AspenTech under the Stockholders Agreement. The Certificate of Incorporation of AspenTech prohibits AspenTech from engaging in any action that would result in a breach of such consent rights.
The Prior Transaction was approved by the stockholders of the predecessor to AspenTech and the Stockholders Agreement was entered into, and the Certificate of Incorporation of AspenTech was adopted, at the closing of the Prior Transaction as an integral part of the Prior Transaction.
On October 13, 2023, Chantelle Breithaupt, the Chief Financial Officer of AspenTech at the time, submitted her resignation, effective December 31, 2023, in order to pursue another opportunity. Ms. Breithaupt would remain Chief Financial Officer of AspenTech until December 31, 2023, with Christopher Stagno, Senior Vice President and Chief Accounting Officer of AspenTech, assuming the role of Interim Chief Financial Officer, effective January 1, 2024.
In the months leading up to January 11, 2024, the independent directors of the Board (the “Independent Directors”), which consisted of Jill D. Smith, Thomas F. Bogan, Robert M. Whelan, Jr., Karen M. Golz, Patrick M. Antkowiak and Arlen R. Shenkman, from time to time met with Skadden to discuss the impending standstill expiration and broader strategic issues relating to AspenTech. Early in these discussions, a representative of Skadden discussed with the Independent Directors Skadden’s independence relative to Emerson. Following such discussions, the Independent Directors determined that Skadden was independent for purposes of acting as AspenTech’s legal advisor.
On January 11, 2024, AspenTech entered into an engagement letter with a financial advisor to advise on AspenTech’s options upon the upcoming expiration of the Standstill Provision and how the Independent Directors could best optimize value for minority stockholders.
On February 20, 2024, Lal Karsanbhai, Chief Executive Officer of Emerson, stated at the Citi Global Industrial Tech and Mobility Conference that Emerson would not undergo any kind of change on a macro or large scale, such as a transaction with respect to AspenTech, in Emerson’s fiscal year 2024 (i.e., the fiscal year ending September 30, 2024).
On March 19, 2024, the Independent Directors held a meeting, also attended by representatives of Skadden and the previously mentioned financial advisor. Among other matters discussed, representatives of such financial advisor discussed their preliminary view of AspenTech’s valuation and whether AspenTech could or should request an extension to the Standstill Provision from Emerson, which they ultimately did not request.
On March 25, 2024, the Independent Directors held a meeting, also attended by representatives of Skadden and the previously mentioned financial advisor. Among other matters discussed at the meeting, the Independent Directors discussed the report of expected results from the third quarter in fiscal 2024, ended March 31, 2024, and the updated outlook for the remainder of fiscal year 2024 and the upcoming earnings call.
On April 1, 2024, the Independent Directors held a meeting, also attended by representatives of Skadden and the previously mentioned financial advisor. Among other matters discussed at the meeting, the Independent Directors discussed ideas to improve AspenTech’s performance including, among other ideas, an internal restructuring.
On April 26, 2024, the Board, through unanimous written consent, elected David J. Henshall to the Board.
On May 2, 2024, the Human Capital Committee of the Board, through unanimous written consent, appointed David Baker as the Chief Financial Officer of AspenTech, effective June 3, 2024. Mr. Baker was a long-time employee of Emerson and had most recently served as Vice President, Financial Planning, at Emerson, since March 2023.
On June 12, 2024, the Human Capital Committee of the Board approved a cancellation of all of Mr. Baker’s then-outstanding equity awards under Emerson’s 2015 Incentive Shares Plan in exchange for AspenTech equity awards of restricted stock units and performance-based stock units.
On May 8, 2024, Emerson held its second fiscal quarter 2024 earnings conference call. In response to a question about Emerson’s plans for AspenTech, Mr. Karsanbhai stated that there was no change for now and that he had no comment on any go-forward structure.

On May 9, 2024, AspenTech received a notification from Ms. Smith, who at the time was the Chair of the Board, of her resignation as a member of the Board and her position on all committees of the Board, effective immediately.
On May 11, 2024, in connection with Ms. Smith’s resignation from the Board, Mr. Whelan, who previously served as Chair of the predecessor to the Board from 2013 to 2021, was appointed by the Board, through unanimous written consent, to succeed Ms. Smith as the Chair of the Board.
On May 16, 2024, the Standstill Provision expired.
On June 20, 2024, Mr. Whelan recommended to the other Independent Directors that the Independent Directors suspend the engagement of the financial advisor previously mentioned, effective June 30, 2024. As reasons for his recommendation, Mr. Whelan cited his understanding that a potential strategic proposal by Emerson was not imminent based on Emerson’s public statements, that it did not make sense to keep paying such financial advisor while AspenTech management was still developing plans and strategy for the company, that AspenTech had other matters that demanded management’s and the Board’s attention for the foreseeable future on a priority basis and that such financial advisor could be re-engaged if Emerson were to take any action. Following discussion among the Independent Directors, the Independent Directors determined that continuing to receive advice from such financial advisor was not necessary at that time and that they should pause the engagement.
On July 3, 2024, AspenTech and the previously mentioned financial advisor amended the January 11, 2024 engagement letter to confirm that AspenTech exercised its ability to pause the accrual of retainer fees pursuant to the letter, as of June 30, 2024.
On July 22, 23 and 24, 2024, the Board held a meeting, also attended at various times by management of AspenTech and representatives of Citigroup Global Markets Inc. (“Citi”). Among other topics, the Board discussed with representatives of Citi and management of AspenTech strategic opportunities for AspenTech, including AspenTech’s potential acquisition of a company code-named “Target Z,” which had revenue of approximately 5% of AspenTech’s revenue. Following discussion, the Board concluded that it should pursue a potential acquisition of “Target Z” as AspenTech’s top near-term strategic priority. Ram R. Krishnan, a member of the Board, the chair of the Board’s M&A Committee and the Executive Vice President and Chief Operating Officer of Emerson, was supportive of this strategy. Emerson had previously consented to AspenTech’s acquisition of “Target Z” pursuant to the Stockholders Agreement, but the transaction had not been consummated between AspenTech and “Target Z” due to regulatory reasons. AspenTech management also discussed, and the Board supported, hosting an investor day in the Fall to provide a more detailed update to investors and analysts on AspenTech.
After the close of market on August 6, 2024, AspenTech issued a press release announcing financial results for the fourth quarter and fiscal year ended June 30, 2024. Shortly thereafter, AspenTech held its fourth quarter and fiscal 2024 earnings conference call. The closing price of the Shares on August 6, 2024, prior to the release of results, was $177.84 per Share.
On August 7, 2024, Emerson held its third fiscal quarter 2024 earnings conference call. During this call, an analyst asked Emerson about its balance sheet and intention to do M&A. Mr. Karsanbhai responded that Emerson’s balance sheet had capacity, if Emerson wished to pursue opportunities, and stated that Emerson would “continue to evaluate the time and what the right move would be in terms of the majority position that [Emerson] owns in AspenTech.” In a separate question, an analyst further probed if Emerson intended to submit a proposal to acquire the Remaining Shares “this year.” Mr. Karsanbhai responded “Not in this fiscal, as I’ve said. We’ll continue to evaluate, as we go through time here.” When the analyst further clarified that he was actually asking about fiscal 2025 (i.e., the fiscal year beginning October 1, 2024), not the current fiscal year, Mr. Karsanbhai responded, “No comment there.”
On August 12, 2024, Mr. Karsanbhai and Mr. Whelan had a meeting, which Mr. Whelan had scheduled with Mr. Karsanbhai to provide an update regarding AspenTech’s financial results for the fourth quarter and fiscal year ended June 30, 2024 and recent Board discussions related to go-forward strategy and execution. Mr. Whelan and Mr. Karsanbhai discussed ways to improve business performance and free up executive time to focus on operations given AspenTech was performing below the expectations of their long-range plan adopted at the time of the Prior Transaction. Given the performance challenges and need for a focus on core business execution, Mr. Karsanbhai also explained that until such time as AspenTech was meeting its performance objectives under such long-range plan, Emerson questioned whether AspenTech should engage in large mergers and acquisitions as a method of growing the business. Mr. Karsanbhai also indicated to Mr. Whelan that Emerson remained committed to the strategic value of its investment in AspenTech and had no intention to sell its ownership in AspenTech. Mr. Karsanbhai further stated that Emerson remained convinced of the strategic merits of a full integration of AspenTech at the appropriate time, and that he had planned to discuss a potential acquisition of the Remaining Shares at two upcoming Emerson board of director meetings.
In late August 2024 and early September 2024, as the end of Emerson’s fiscal year 2024 approached, and considering the potential that a strategic proposal from Emerson could potentially materialize in Emerson’s fiscal year 2025, the Board identified Mr. Whelan, Mr. Henshall and Mr. Shenkman as the Board members to potentially serve on a special committee of the Board, based on preliminary discussions of each Board member’s independence and disinterest with respect to Emerson and a potential strategic proposal by Emerson.
On September 17, 2024, AspenTech hosted a public investor day (the “Investor Day”) for investors and analysts where it introduced new long-term financial targets and outlined its strategy to grow its core businesses. On September 17, 2024, AspenTech’s stock opened at $226.32 per Share and closed, following the Investor Day, at $233.54 per Share. During the Investor Day, AspenTech committed to through-cycle financial goals of HSD – DD ACV growth (“high single digit to double digit” ACV or “Annual Contract Value” growth, a topline equivalent), 45-47% free cash flow / ACV margin, mid-teens free cash flow growth, and disciplined capital allocation.
On October 1, 2024, management of AspenTech sent Mr. Whelan a preliminary long range financial forecast of AspenTech that management planned to present at the upcoming Board meeting. Mr. Whelan shared this draft with Mr. Henshall and Mr. Shenkman (each as proposed members of a special committee of the Board in the potential event of a strategic proposal from Emerson) for their initial feedback. Mr. Whelan, Mr. Henshall and Mr. Shenkman compiled their feedback on the long range financial forecast, and, on October 9, 2024, Mr. Whelan sent the compiled feedback to Mr. Pietri (the “October 9 LRP Feedback”).
On October 11 and October 14, 2024, the Board held a regularly scheduled meeting, also attended at times by members of management of AspenTech. At the meeting, Mr. Baker reviewed AspenTech’s fiscal year ending June 30, 2025 (“Fiscal 2025”) Q1 results and presented the updated Q2 Fiscal 2025 forecast and the full Fiscal 2025 forecast. Mr. Baker then presented a preliminary long range financial forecast of AspenTech (the “October Preliminary Projections”) (as summarized in the section entitled “—Certain Unaudited Prospective Financial Information of AspenTech”). The October Preliminary Projections assumed ACV growth of between 10 and 12%, resulting in 11% five-year CAGR, expense growth in the middle single digits and 16% free cash flow CAGR. The October Preliminary Projections excluded the impact of AspenTech’s potential acquisition of Open Grid Systems Limited, a company with revenues of less than 1% of AspenTech’s revenues, and a potential divestiture of the services business representing less than 3% of AspenTech’s revenue (“Divestiture Initiative”). The Board and management discussed the assumptions underlying the October Preliminary Projections and the potential risks and upside to the October Preliminary Projections. Management indicated that they would continue to refine the October Preliminary Projections over the coming months.
On October 18, 2024, Emerson consented to AspenTech’s entry into a definitive agreement to acquire Open Grid Systems Limited.
Also on October 18, 2024, Mr. Pietri informed Mr. Krishnan and Mr. Whelan that he met with a company code-named “Target Z.” Mr. Pietri presented a summary of what he learned about the business and an approximate timeline for a potential acquisition of “Target Z.”
After the close of market on November 4, 2024, AspenTech issued a press release announcing financial results for Q1 Fiscal 2025, ended September 30, 2024. Shortly thereafter, AspenTech held its Q1 Fiscal 2025 earnings conference call. The closing price of the Shares on November 4, 2024, was $237.59 per Share. AspenTech also announced that it entered into a definitive agreement to acquire Open Grid Systems Limited.
On the evening of November 4, 2024, Mr. Karsanbhai called Mr. Whelan to inform him that, the following morning, Emerson would deliver a letter to AspenTech containing a proposal to purchase the Remaining Shares and that Mr. Karsanbhai would publicly announce the same content on Emerson’s earnings call the next day (the “November 4 Phone Call”). Mr. Karsanbhai emphasized that Emerson would not proceed with the transaction unless it was structured in accordance with the legal framework established under Kahn v. M&F Worldwide Corp., 88 A.3d 635 (Del. 2014) and its progeny (the “MFW Framework”).
On the morning of November 5, 2024, Mr. Karsanbhai emailed a letter to Mr. Whelan, which contained Emerson’s proposal to acquire all of the Remaining Shares (such a potential transaction in which Emerson seeks to acquire all of the Remaining Shares, a “Potential Transaction”) (excluding outstanding employee equity awards, which would be rolled over into equivalent Emerson equity awards) for $240 per Share in cash (the “November 5 Proposal”). The November 5 Proposal represented a 1% premium to AspenTech’s Share price of $237.59 on November 4, 2024, the date immediately prior to the November 5 Proposal. The November 5 Proposal valued AspenTech at a multiple of 39.0x street consensus estimates for AspenTech’s calendar year 2025 free cash flow, a multiple above the 38.2x forward multiple paid in the Prior Transaction, and also represented 44.4x AspenTech’s fiscal year 2025 free cash flow as guided by AspenTech at the Investor Day. Shortly thereafter, Emerson issued a press release, publicly announcing the November 5 Proposal. According to the November 5 Proposal letter, $240 represented a 35% premium to AspenTech’s Share price of $177.84 on August 6, 2024, which Emerson stated was AspenTech’s undisturbed Share price, and an 8% premium to AspenTech’s Shares’ 52-week high of $221.94 through August 6, 2024, the date immediately prior to Emerson’s August 7, 2024 earnings call. In the November 5 Proposal letter, Emerson stated that its August 7, 2024 earnings call was the date after which active speculation that Emerson would purchase the Remaining Shares began in the market. Emerson also stated in the letter that it would not proceed with a Potential Transaction unless a fully empowered special committee comprised solely of independent and disinterested directors, appointed by the Board and advised by independent legal and financial advisors, recommend approval of such transaction to the Board. Emerson further stated in the letter that the Potential Transaction would be effected by a tender offer that would be subject to a non-waivable condition that at least a majority of the Remaining Shares be tendered and not withdrawn pursuant to the MFW Framework. The November 5 Proposal was not subject to any financing condition. As of November 5, 2024, Emerson’s ownership in AspenTech had increased to approximately 57% of the outstanding Shares as a result of share repurchases completed by AspenTech since the completion of the Prior Transaction. Emerson also stated in the November 5 Proposal that, in its capacity as a stockholder of AspenTech, Emerson was only interested in acquiring the Remaining Shares and that Emerson had no interest in a disposition or sale of its holdings in AspenTech.
On November 5, 2024, AspenTech published a press release acknowledging receipt of the November 5 Proposal and confirming that the Board will follow an appropriate governance process and carefully review the proposal.
On November 6, 2024, the Board held a meeting, also attended by management of AspenTech and representatives of Skadden. Mr. Whelan noted that Mr. Krishnan was invited to this meeting but chose not to attend. Mr. Shenkman was also absent from the meeting. A representative of Skadden then reviewed with the Board the MFW Framework and discussed with the Board the fact that Emerson conditioned the November 5 Proposal on use of the MFW Framework. The representative of Skadden then discussed the formation of a special committee whose members were independent and disinterested with respect to Emerson and a Potential Transaction. The representative of Skadden then discussed with the Board information relevant to assessing the independence of the proposed members of such a committee, Mr. Whelan, Mr. Shenkman and Mr. Henshall, including the interviews by Skadden of each of the proposed members and its belief, based on such discussions and other information, that each was independent and disinterested with respect to Emerson and a Potential Transaction. The representative of Skadden then discussed the role and powers of the special committee in a Potential Transaction, including the power to recommend to the Board, or reject, a Potential Transaction, and the fact that the Board could not proceed with the Potential Transaction unless the special committee recommended it. Following discussion of these considerations and after determining that each of the proposed members of the committee was independent and disinterested with respect to Emerson and a Potential Transaction, the Board voted to form the Special Committee, comprised of Mr. Whelan, Mr. Shenkman and Mr. Henshall, and delegated to the Special Committee all the powers and rights of the Board in connection with reviewing, evaluating and negotiating any strategic alternative (including the November 5 Proposal or the possibility of not entering into any transaction) and provide a recommendation to the Board as to whether or not to approve any such strategic alternative. Following discussion, management of AspenTech then discussed with the Board the impact of a Potential Transaction with Emerson on the Divestiture Initiative and recommended pausing proceeding with the implementation of the Divestiture Initiative at that time in light of the announcement of the November 5 Proposal. After discussion, the Board agreed with management’s recommendation.
Also on November 6, 2024, in connection with the possible engagement of Skadden by the Special Committee, representatives of Skadden reached out to representatives of Davis Polk to inform them that Skadden would provide the Special Committee with information regarding Skadden’s prior relationships with AspenTech and Emerson.
Also on November 6, 2024, members of the Special Committee discussed with representatives of Skadden considerations around engaging independent financial advisor(s) for the Potential Transaction. It was the consensus of the members of the Special Committee that it would be desirable to seek to engage Qatalyst Partners LP (“Qatalyst

Partners”) and Citi as financial advisors to the Special Committee given both firms’ reputations in the market for strategic transactions, acquisitions involving software companies, familiarity and history with AspenTech and experience in similar engagements on behalf of special committees. The Special Committee also discussed, among other things, that the Board had previously engaged the previously mentioned financial advisor which may be entitled to certain fees in connection with the consummation of the Potential Transaction, and after considering the prior engagement of such financial advisor by the Independent Directors and the comparative benefits of alternative financial advisors available to advise the Special Committee on the November 5 Proposal, decided not to engage such financial advisor for the Potential Transaction. Later that day, Mr. Whelan spoke with a representative from Citi and, the following morning, Mr. Whelan spoke with a representative from Qatalyst Partners and asked each of them to send their proposed engagement letter and relationship disclosures for each of AspenTech and Emerson to Skadden.
Between November 7, 2024, and November 26, 2024, following AspenTech’s November 4, 2024 Q1 Fiscal 2025 earnings report and the November 5 Proposal, management of AspenTech held listen-only meetings with seven minority investors, which included Stockholder A, Stockholder B, Stockholder C, Stockholder D, Stockholder E, Stockholder F and Stockholder G. Four of these minority investors, Stockholder A, Stockholder C, Stockholder F and Stockholder G, had previously requested these meetings prior to AspenTech’s Q1 Fiscal 2025 earnings release, and three of these minority investors, Stockholder B, Stockholder D and Stockholder E, requested these meetings after Emerson made the November 5 Proposal. Based on these interactions, management of AspenTech summarized to the Special Committee the investors’ feedback as follows: (i) the investors were not opposed to Emerson’s proposal to acquire the Remaining Shares but the offer price of $240 per Share was too low, (ii) AspenTech could unlock more shareholder value as a standalone company, (iii) the investors desired more information about the transaction process and (iv) the investors desired to engage with the Special Committee on such feedback. During this period, management of AspenTech periodically updated the Special Committee on this investor feedback as well as commentary from research analysts that cover AspenTech.
On November 7, 2024, Qatalyst Partners provided a letter to Skadden describing Qatalyst Partners’ relationships with Emerson and AspenTech. On November 8, 2024, Citi provided a letter to Skadden describing Citi’s relationships with Emerson and AspenTech (each of the Qatalyst Partners and Citi relationship letters, a “Relationship Letter,” and together, the “Relationship Letters”). On November 8, 2024, a representative of Davis Polk, legal counsel to Emerson, confirmed that the descriptions of Emerson’s relationships with each of Qatalyst Partners and Citi in each of the Relationship Letters were accurate. Following receipt of Citi’s Relationship Letter, Skadden had follow up conversations with representatives of Citi to obtain additional information regarding its relationships with Emerson and AspenTech.
Also on November 7, 2024, Mr. Whelan sent the October 9 LRP Feedback to Mr. Pietri again. In response, Mr. Pietri confirmed that management of AspenTech would take such feedback into account in its revised draft of the long range financial forecast.
On November 8, 2024, Skadden sent Mr. Whelan an email describing Skadden’s previous representations of and relationships with each of Emerson and AspenTech; a draft engagement letter describing Skadden’s relationships with Emerson and AspenTech; and the Relationship Letters. Mr. Whelan then forwarded that email, including the Relationship Letters, to Mr. Henshall and Mr. Shenkman.
On November 10, 2024, the Special Committee held a meeting. First, the Special Committee discussed whether to engage Skadden to represent the Special Committee to evaluate and negotiate the Potential Transaction and considered various factors including Skadden’s representation of AspenTech in the Prior Transaction. The Special Committee discussed information provided by Skadden with respect to its relationships with AspenTech and with Emerson, including that Skadden had performed work for AspenTech and received fees for such work in the past, including representing AspenTech in the Prior Transaction and related matters subsequent to the closing of the Prior Transaction, and that Skadden had not performed any work for Emerson in the past several years. The Special Committee also discussed whether it should engage separate legal counsel without any history with either AspenTech or Emerson for the Potential Transaction. Following discussion, representatives of Skadden joined the meeting. The Special Committee asked questions regarding the information provided by Skadden with respect to its relationships with AspenTech and Emerson and received answers from a representative of Skadden. After discussion, the Special Committee determined that it viewed Skadden as independent for purposes of acting as the Special Committee’s legal advisor and approved the engagement of Skadden as its legal counsel. Next, the Special Committee discussed (i) the potential engagement of Citi and Qatalyst Partners including the benefits and detriments of engaging more than two financial advisors, (ii) that Qatalyst Partners disclosed that it had not received compensation from either AspenTech or Emerson or had any other conflicts that would limit Qatalyst Partners’ ability to fulfill its responsibilities as financial advisor to the Special Committee and (iii) that Citi disclosed that it had done some work for AspenTech and Emerson, neither of which was financially material to Citi. The representative of Skadden also reported that Skadden had asked follow up questions to both representatives from Citi and Davis Polk about the fact that the chair of the board of directors of Emerson was also a director of Citi. The representative of Skadden reported that it had asked Davis Polk to instruct the chair of the board of directors of Emerson to not have any interactions with anyone at Citi about the Potential Transaction. Following discussion, the Special Committee determined that it viewed each of Qatalyst Partners and Citi as independent for purposes of the proposed engagement. A representative of Skadden then provided the Special Committee with an overview of the duties of each member of the Special Committee during its evaluation of the Potential Transaction. Following discussion, Mr. Whelan also provided an update on the status of the long range financial forecast currently under development by management. The Special Committee determined that it should proceed with the proposed engagements of Qatalyst Partners and Citi as the Special Committee’s financial advisors. Finally, the Special Committee discussed potential structures and amounts of the compensation for the members of the Special Committee to make a recommendation to the Board.
On November 11, 2024, the Special Committee and Skadden entered into an engagement letter.
Also on November 11, 2024, Mr. Pietri informed Mr. Krishnan and Mr. Whelan about a timeline for the potential acquisition of “Target Z,” which contemplated that AspenTech would aim to agree to a non-binding letter of intent by the end of November and enter into a definitive agreement by the end of January. Mr. Krishnan asked if “Target Z” had agreed to an exclusive process with AspenTech, to which Mr. Pietri responded that AspenTech did not have exclusivity on “Target Z” but he understood that if AspenTech moved according to the proposed timeline and submitted a letter of intent with a price acceptable to the sellers of “Target Z,” “Target Z” may agree to engage only with AspenTech to explore a potential deal.
On November 12, 2024, because Mr. Karsanbhai believed that given Emerson’s submission of the November 5 Proposal, the pursuit of “Target Z” would be a distraction, Mr. Karsanbhai called Mr. Whelan to inform him that Emerson would not support AspenTech’s potential acquisition of, “Target Z,” at this time.
Also on November 12, 2024, as instructed by the Special Committee, management of AspenTech sent the Special Committee a draft long range financial forecast for its review.
On November 13, 2024, Mr. Whelan and Mr. Krishnan discussed the fact that, at this time, Emerson would not support the acquisition of “Target Z” and determined that Mr. Krishnan would relay this to Mr. Pietri. Mr. Whelan and Mr. Krishnan also discussed setting up a conversation between Mr. Krishnan and the members of “Target Z” management and the sellers who are involved in the potential sale of “Target Z” to explain this decision and discuss a possible path for pursuing this transaction in the future.
On November 14, 2024, Mr. Krishnan informed Mr. Pietri that given Emerson’s submission of the November 5 Proposal, the pursuit of “Target Z” at this time would be a distraction, and that Emerson would be willing to explain this to the sellers of “Target Z.”
On November 15, 2024, AspenTech closed its acquisition of all of the outstanding equity interests in Open Grid Systems Limited.
Also on November 15, 2024, the Special Committee held a meeting, also attended by a representative of Skadden. The Special Committee discussed the draft long range financial forecast that management sent to the Special Committee on November 12, 2024, including the key assumptions underlying the forecast, potential sensitivities to the forecast and other risks and opportunities that could cause actual results to vary from the forecast. Following discussion, the Special Committee determined that management should continue the development of the long-range financial forecast with feedback from the Special Committee, including to incorporate assumptions related to (i) the completed acquisition of Open Grid Systems Limited, (ii) the illustrative scenario that AspenTech acquired “Target Z” (such financial inputs related to “Target Z,” the “Target Z Assumptions”) and (iii) the illustrative scenario that AspenTech implemented the Divestiture Initiative. The Special Committee also approved the engagement of Qatalyst Partners and Citi as the Special Committee’s financial advisors.
On November 18, 2024, the Special Committee entered into engagement letters with each of Qatalyst Partners and Citi. The engagement letters with Qatalyst Partners and Citi provide that each of Qatalyst Partners and Citi will become entitled to receive a financial advisory fee of $250,000 upon the execution of each engagement letter and an opinion fee equal to $7,500,000 upon delivery of its opinion to the Special Committee with respect to the Potential

Transaction. The Qatalyst Partners engagement letter provides that Qatalyst Partners will become entitled to receive a transaction fee equal to approximately $57 million (against which the previously paid financial advisory fee and opinion fee will be credited), upon the closing of a transaction involving AspenTech (as further described in the section entitled “—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners”). The Citi engagement letter provides that Citi will become entitled to receive an aggregate transaction fee equal to approximately $46 million (against which the previously paid financial advisory fee and opinion fee will be credited) upon the closing of a transaction involving AspenTech (as further described in the section entitled “—Opinion of AspenTech’s Financial Advisors—Opinion of Citi”).
Also on November 18, 2024, management of AspenTech sent an updated draft long range financial forecast of AspenTech to the Special Committee, revised pursuant to the Special Committee’s feedback on November 15, 2024, now including the Target Z Assumptions and assumptions related to the completed acquisition of Open Grid Systems Limited and the completion of the Divestiture Initiative. The Special Committee reviewed the forecast and determined that it should be shared with Qatalyst Partners and Citi to enable them to support AspenTech management in its continued development of the long range financial forecast of AspenTech.
On November 19, 2024, Mr. Whelan and representatives of Citi, Qatalyst Partners and Skadden held an introductory meeting to discuss the process of evaluating and negotiating the Potential Transaction and AspenTech management’s continued development of the long range financial forecast of AspenTech to be considered by the Special Committee in its evaluation of any transaction and used by Qatalyst Partners and Citi, as directed by the Special Committee, in connection with the rendering of their respective opinions to the Special Committee and in performing their respective financial analyses as described in the sections entitled “—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners” and “—Opinion of AspenTech’s Financial Advisors—Opinion of Citi.” Mr. Whelan and representatives of Qatalyst Partners and Citi discussed the inclusion of the assumptions related to the completed acquisition of Open Grid Systems Limited, the illustrative Target Z Assumptions and the assumptions related to the illustrative scenario that AspenTech implemented the Divestiture Initiative in the long range financial forecast. Following discussion, Mr. Whelan concluded that the long range financial forecast provided to the Special Committee on November 18, 2024, should be further revised to exclude the Target Z Assumptions and the Divestiture Initiative (such a revised forecast, which only included assumptions related to the completed acquisition of Open Grid Systems Limited, the “November 19 Projections”). Mr. Whelan confirmed that he would speak with Mr. Henshall and Mr. Shenkman after the meeting, and, if they agreed, the Special Committee would share the November 19 Projections with Qatalyst Partners and Citi to enable them to support AspenTech management in its continued development of the long range financial forecast of AspenTech. Qatalyst Partners and Citi then reviewed with the Mr. Whelan, among other things, (i) potential multiples to selected financial metrics of AspenTech implied by various transaction values (based on research analyst consensus estimated for AspenTech), (ii) historical trading performance and trading volumes of the Shares, (iii) certain commentary regarding Emerson’s proposal by certain equity research analysts and (iv) certain preliminary financial analyses. Following the meeting, Mr. Whelan confirmed that Mr. Henshall and Mr. Shenkman agreed with sharing the November 19 Projections with Qatalyst Partners and Citi. Mr. Whelan then sent the November 19 Projections to representatives of Qatalyst Partners and Citi.
Also on November 19, 2024, Mr. Krishnan and Mr. Pietri met with representatives of “Target Z” and the sellers of “Target Z” to inform them that, while Emerson remained supportive of a potential acquisition of “Target Z” by AspenTech, in view of Emerson’s submission of the November 5 Proposal, Emerson desired to focus on the Potential Transaction and would consider re-engaging with representatives from “Target Z” once the Potential Transaction closed.
On November 20, 2024, AspenTech issued a press release announcing the formation of the Special Committee to evaluate the November 5 Proposal and the Special Committee’s engagement of Qatalyst Partners and Citi as its financial advisors and Skadden as its legal advisor in connection with its review and evaluation of the Potential Transaction.
On November 25, 2024, representatives of Davis Polk sent the first draft of the Merger Agreement to Skadden, which contemplated that the Potential Transaction would be conditioned on the holders of a majority of the outstanding Remaining Shares tendering their Shares in the Offer. In addition, the draft Merger Agreement submitted by Davis Polk, among other things, included a termination fee of 3% of the equity value of the Remaining Shares.
From November 25, 2024, until the signing of the Merger Agreement on January 26, 2025, representatives of Skadden and Davis Polk discussed and exchanged drafts of the Merger Agreement and the corresponding disclosure schedules. The final negotiated draft of the Merger Agreement contemplates, among other things, (i) that the Potential Transaction would be conditioned on the holders of a majority of the outstanding Remaining Shares tendering their Shares in the Offer, (ii) a termination fee of 3% of the equity value of the Remaining Shares and (iii) a right for AspenTech to require Emerson to extend the Offer once for a period of up to ten business days, in a circumstance in which, at the expiration of the Offer, all conditions to the Offer are satisfied except for the condition that the holders of a majority of the outstanding Remaining Shares have tendered their Shares.
Also on November 25, 2024, the Special Committee held a meeting, also attended by management of AspenTech and representatives of Skadden, Qatalyst Partners and Citi at which the members of management present answered questions about the November 19 Projections, including key assumptions and risks underlying the November 19 Projections, the likelihood of achievement of the November 19 Projections, the competitive landscape, how AspenTech’s customer base has evolved and is expected to continue to evolve and how the Prior Transaction affected AspenTech, including the synergies realized and expected to be realized going forward.
On November 26, 2024, representatives of Qatalyst Partners and Citi advised the Special Committee that they should schedule meetings with a targeted list of actively-managed institutional minority stockholders, where members of the Special Committee and AspenTech management would listen to such investors’ feedback. The Special Committee would use the feedback from those meetings to inform some of their feedback to Emerson on the November 5 Proposal. In response to such advice, the Special Committee instructed the investor relations team at AspenTech to arrange those meetings.
On December 2, 2024, the Board held a meeting, also attended by management of AspenTech and a representative of Skadden. Mr. Krishnan recused himself from the meeting. The representative of Skadden first provided an overview of compensation payable to members of special committees in precedent transactions. The members of the Special Committee then left the meeting. The non-Special Committee members of the Board present at the meeting asked questions, which the representative of Skadden answered. After discussion, the Board voted to compensate the members of the Special Committee for their service as follows: (i) Mr. Whelan, as chair of the Special Committee, would be paid $35,000 monthly, and (ii) Mr. Shenkman and Mr. Henshall, would each be paid $25,000 monthly; in each case (i) and (ii), commencing December 2024 until the earlier of the closing of the Potential Transaction or the end of the fifth month that follows the month in which the execution of a Merger Agreement is publicly announced. Thereafter, if applicable, the monthly fee would continue at 50% of its previous levels until the closing of the Potential Transaction. Representatives of management then discussed with the Board AspenTech’s current quarterly performance.
Also on December 2, 2024, the Special Committee held a meeting, also attended by management of AspenTech and representatives of Skadden, Qatalyst Partners and Citi. Members of AspenTech management first provided a summary to the Special Committee of its previous listen-only calls with minority investors between November 7, 2024, and November 26, 2024, the purpose of which was to determine such investors’ positions and objectives, and their perspectives on the November 5 Proposal. The Special Committee then discussed plans for members of the Special Committee to attend listen-only meetings later that week with six minority investors who responded to the invitations from AspenTech’s investor relations team.
On December 4, 2024, representatives of Stockholder H emailed Mr. Shenkman and Mr. Henshall to inform them that Stockholder H wanted to express its thoughts regarding the November 5 Proposal to the Special Committee directly.
On December 5, 2024, the Special Committee held a meeting, also attended by management of AspenTech, representatives of Skadden, Qatalyst Partners and Citi. The Special Committee discussed the December 4, 2024, outreach by Stockholder H. Following discussion, the Special Committee determined to attend a listen-only meeting with Stockholder H, also to be attended by at least one member of AspenTech management.
Also on December 5, 2024, management of AspenTech sent the Special Committee a revised long range financial forecast of AspenTech (the “December 5 Projections”) (as summarized in the section entitled “—Certain Unaudited Prospective Financial Information of AspenTech”) pursuant to the instruction of the Special Committee and based on the Special Committee’s feedback on the November 19 Projections. Following review, the Special Committee authorized AspenTech to provide the December 5 Projections to Qatalyst Partners and Citi in connection with performing their respective financial analyses and rendering their respective opinions to the Special Committee as described in the sections entitled “—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners” and “—Opinion of AspenTech’s Financial Advisors—Opinion of Citi.”

Between December 4, 2024, and December 6, 2024, the Special Committee held listen-only meetings with seven minority investors, including Shareholder H and six minority investors from the target list of actively-managed institutional minority stockholders which scheduled such meetings following invitations from the investor relations team at AspenTech (as instructed by the Special Committee), of which five had provided feedback to AspenTech management in November (Stockholder A, Stockholder B, Stockholder C, Stockholder D and Stockholder E) and one (Stockholder I), had not. Based on these meetings and subsequent communications via calls and email, minority investor sentiment reflected a range of views, including (i) the opinion that the $240 per Share price was too low and (ii) that the valuation multiples implied by the $240 per Share price were below ranges of various precedent transaction multiples and comparable peer trading multiples, (iii) that AspenTech could unlock more value as a standalone company, and (iv) that the combination between AspenTech and Emerson could deliver substantial synergies, which could support further price improvement by Emerson. On December 6, 2024, the Special Committee held a debrief call, also attended by management of AspenTech, a representative of Skadden and representatives of Qatalyst Partners, Citi and Okapi Partners LLC (“Okapi”), the Special Committee’s proxy solicitor, to discuss the investor feedback. Between December 6, 2024, and January 15, 2025, AspenTech and certain of its advisors had additional interactions with certain minority investors of AspenTech.
On December 6, 2024, Qatalyst Partners and Citi each sent its discussion materials, including preliminary financial analyses based on the December 5 Projections, to the Special Committee.
On December 7, 2024, the Special Committee held a meeting, also attended by representatives of Skadden, Qatalyst Partners and Citi. Representatives of Qatalyst Partners and Citi provided their perspectives on the November 5 Proposal, including Emerson’s use of August 6, 2024, the date immediately prior to Emerson’s August 7, 2024, earnings call, as the date to measure AspenTech’s undisturbed Share price. Representatives of Qatalyst Partners and Citi noted that, prior to Emerson’s announcement of the November 5 Proposal, trading volume of AspenTech’s stock has been consistent with its historical trading volume and that analyst commentary about the potential for a proposal from Emerson had been consistent with comments made as early as May 2024, which contrasted with Emerson’s view of the undisturbed Share price and its belief that speculation about Emerson making a proposal for the Remaining Shares began in August 2024. Representatives of Qatalyst Partners and Citi provided an overview of the December 5 Projections and reviewed with the Special Committee certain preliminary financial analyses based on the December 5 Projections. Representatives of Qatalyst Partners and Citi reviewed certain current trading multiples of AspenTech and selected other publicly traded companies and certain transaction multiples observed in selected precedent transactions. Representatives of Qatalyst Partners and Citi also provided an overview of AspenTech’s trading history compared to peer companies, pointing out that AspenTech and its peers had all experienced volatility in July and August 2024 before they all saw their share prices increase after August 6, 2024, and reviewed share price performance since the Investor Day and evolution of broker price targets, indicating the perspectives of the analysts covering Emerson and AspenTech that Emerson would likely have to increase its offer price to complete a transaction with AspenTech. Questions were asked by members of the Special Committee and answered by representatives of Skadden, Qatalyst Partners and Citi about the presentations by Qatalyst Partners and Citi. In addition, the Special Committee and its advisors reviewed the feedback received from minority stockholders and discussed the potential for further interactions with minority stockholders. Following discussion, the Special Committee (a) determined that they should reject the November 5 Proposal and (b) instructed Qatalyst Partners and Citi to speak with Emerson’s advisors to (i) convey the Special Committee’s rejection of the November 5 Proposal and (ii) provide price guidance for a revised offer as directed by the Special Committee.
On December 9, 2024, representatives of Qatalyst Partners and Citi reviewed with Mr. Whelan an illustrative script, which Mr. Whelan forwarded to the other members of the Special Committee, outlining possible pricing guidance to be provided to Emerson, which included guidance that, for a Potential Transaction to occur, the offer price will need to “start with a 3,” based on the Special Committee’s positive view on the standalone prospects of AspenTech, recent precedent transactions, the Special Committee’s and its advisors’ position regarding the date that better reflected AspenTech’s “unaffected” Share price and feedback from minority investors.
On December 11, 2024, at the instruction of the Special Committee, representatives of Qatalyst Partners and Citi spoke with representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”) and Centerview Partners LLC (“Centerview”), co-financial advisors to Emerson for the Potential Transaction, to relay the Special Committee’s rejection of the November 5 Proposal and pricing guidance as instructed by the Special Committee (the “December 11 Special Committee Response”).

On December 13, 2024, pursuant to the Stockholders Agreement, a member of AspenTech management provided a regular update to a representative of Emerson on the December 2024 quarter forecast.
Also on December 13, 2024, the Board held a meeting, also attended by management of AspenTech and representatives of Skadden. Mr. Krishnan recused himself from the meeting. Following other topics discussed by the Board at the meeting, the Board received an update on the process being conducted by the Special Committee to respond to the November 5 Proposal. Mr. Whelan also updated the Board on the feedback received from minority investors during the listen-only meetings conducted by the Special Committee and the fact that the Special Committee considered the feedback.
On December 17, 2024, at a meeting between Mr. Karsanbhai and Mr. Whelan, Mr. Karsanbhai relayed to Mr. Whelan that he was surprised by the December 11 Special Committee Response and emphasized features of AspenTech’s recent trading patterns that Emerson viewed as supportive of the November 5 Proposal. Mr. Karsanbhai told Mr. Whelan that he knew that Emerson would have to offer a higher price per Share than the November 5 Proposal, but that Mr. Karsanbhai would not commit to a number because he did not want Emerson to have to bid against itself. Mr. Karsanbhai told Mr. Whelan that he had observed that 60-65% of AspenTech Shares had changed hands since the public announcement of the November 5 Proposal and that trading in the stock seemed to be settling at the $245-$250 range. Mr. Karsanbhai stated that Emerson would not transact at or anywhere near a price of $300 per Share. Mr. Karsanbhai noted that given the current status of discussions, there was no reason to speak again soon. Mr. Karsanbhai and Mr. Whelan agreed to speak again on January 6, 2025. The feedback relayed by Mr. Karsanbhai to Mr. Whelan on December 17, 2024, will hereby be referred to as the “December 17 Emerson Response.”
Also on December 17, 2024, the Special Committee held a meeting, also attended by a representative of Skadden and representatives of Qatalyst Partners and Citi. Mr. Whelan described to the Special Committee the December 17 Emerson Response. Mr. Whelan noted to the Special Committee that Mr. Karsanbhai had not addressed any of the specific points that Qatalyst Partners and Citi had explained to Emerson’s advisors in the December 11 Special Committee Response regarding why the Special Committee expected an increased offer, including precedent transactions and performance metrics. Representatives of Qatalyst Partners and Citi provided the Special Committee their perspectives on why the trading patterns Mr. Karsanbhai had cited were not persuasive as to the valuation of AspenTech. The Special Committee and its advisors also considered how additional shareholder engagement could affect the Special Committee’s strategy. The Special Committee and its advisors also reviewed and considered additional input relating to feedback received from AspenTech’s minority stockholders. After discussion, the Special Committee determined that Mr. Whelan should plan to speak with Mr. Karsanbhai on January 6, 2025, and that the Special Committee would continue to consider if any additional engagement with Emerson was warranted prior to January 6, 2025.
On December 22, 2024, the Special Committee held a meeting, also attended by representatives of Skadden, Qatalyst Partners and Citi to discuss further feedback from one of the minority stockholders. The Special Committee and its advisors then discussed analyses conducted by the advisors relating to such feedback around synergies and relevant precedent transaction multiples and premia.
On December 23, 2024, at the direction of the Special Committee, Mr. Whelan called Mr. Karsanbhai to inform him of such stockholder feedback.
On January 5, 2025, the Special Committee held a meeting, also attended by representatives of Skadden, Qatalyst Partners and Citi. The Special Committee began by summarizing the current status of the Special Committee’s negotiations with Emerson regarding the Potential Transaction. Representatives of Qatalyst Partners and Citi then summarized their interactions with Emerson’s financial advisors regarding the November 5 Proposal and the Special Committee’s response to the November 5 Proposal. Mr. Whelan confirmed that he still had a follow-up call with Mr. Karsanbhai scheduled for January 6, 2025, to continue discussing the November 5 Proposal and the December 17 Emerson Response (the “January 6 Meeting”). The Special Committee then discussed with its legal and financial advisors a strategy for the January 6 Meeting. An analysis discussed between representatives of Qatalyst Partners and Citi and the Special Committee suggested that while the potential acquisition of Target Z would have strategic benefits and a positive valuation impact over the medium to long term the financial impact on AspenTech in the near term was not expected to be material and the potential financial results that could be achieved beyond that were subject to execution and other risks. Following discussion, the Special Committee determined that, during the January 6 Meeting, Mr. Whelan (i) should encourage Mr. Karsanbhai to improve the price per Share Emerson offered for the Potential Transaction and (ii) should not specifically raise any minority stockholder’s perspectives on the November 5 Proposal.
On January 6, 2025, Mr. Whelan and Mr. Karsanbhai had a call. Mr. Whelan summarized for Mr. Karsanbhai the preliminary AspenTech numbers from the second quarter of Fiscal 2025 for annual contract value, which were below plan. Mr. Whelan said that Mr. Pietri had partially attributed a shortfall in annual contract value growth to the loss of a material contract due to the uncertainty with respect to the Potential Transaction. Mr. Whelan advised Mr. Karsanbhai that a revised offer price between $245 and $250 per Share would not be accepted by the Special Committee. After discussion, Mr. Karsanbhai responded to the December 11 Special Committee Response by conveying an oral revised non-binding proposal of $251 per Share in cash (the “January 6 Proposal”), noting risks in AspenTech’s future plans and the AspenTech transaction fees that Emerson would have to absorb in connection with the Potential Transaction. Mr. Karsanbhai and Mr. Whelan also discussed their mutual desire to reach a resolution on price quickly. Mr. Karsanbhai expressed a desire to reach a resolution prior to Emerson’s and AspenTech’s respective forthcoming earnings announcements in early February, and Mr. Whelan agreed with this timing goal. Mr. Whelan confirmed that he would take the January 6 Proposal to the Special Committee for feedback.
Also on January 6, 2025, the Special Committee held a meeting, also attended by representatives of Skadden, Qatalyst Partners and Citi. Mr. Whelan described to the Special Committee his call with Mr. Karsanbhai earlier that day. Following discussion, the Special Committee determined that Mr. Whelan should go back to Mr. Karsanbhai with a counteroffer of $286 per Share, and after his call with Mr. Karsanbhai, Mr. Whelan should deliver to Mr. Karsanbhai written materials explaining why the Special Committee believed that $286 per Share was an appropriate price. The Special Committee also determined that after Mr. Whelan delivered the counteroffer to Mr. Karsanbhai, Skadden should send a revised draft of the Merger Agreement back to Davis Polk, which should include a 2.5% termination fee.
On January 10, 2025, Mr. Whelan and Mr. Karsanbhai had another call, during which Mr. Whelan relayed to Mr. Karsanbhai that the Special Committee would not support the Potential Transaction at $251 per Share, but that it would be willing to support the Potential Transaction at $286 per Share in cash (the “January 10 Counterproposal”). Mr. Whelan relayed that the January 10 Counterproposal represented a 20% premium to the price that the Special Committee believed was the unaffected closing price of AspenTech stock of $238 per Share on November 4, 2024. Mr. Karsanbhai and Mr. Whelan mutually acknowledged that there were three key topics on which AspenTech and Emerson fundamentally disagreed and Mr. Whelan explained that he would be sending Mr. Karsanbhai reference materials supporting the January 10 Counterproposal based on AspenTech’s views of those three topics: (1) the unaffected price; (2) the composition of shareholdings and whether the Remaining Shares were held primarily by hedge funds and merger arbitrage funds or fundamental investors; and (3) the relevance of certain precedent transactions. Mr. Karsanbhai responded that Mr. Whelan was welcome to send the reference materials, but Emerson and its advisors had completed their own analysis and the reference materials would not influence the price that Emerson was prepared to pay. Mr. Karsanbhai said he would take the January 10 Counterproposal back to discuss with his advisors and the chair of Emerson’s board of directors and that he would come back to the Special Committee early the following week. Mr. Whelan sent the reference materials, which also included minority stockholder feedback to date, immediately after the meeting concluded.
Also on January 10, 2025, the Special Committee held a meeting, also attended by representatives of Skadden, Qatalyst Partners and Citi at which Mr. Whelan summarized the conversation he had with Mr. Karsanbhai earlier that day and confirmed he had sent Mr. Karsanbhai the reference materials supporting the January 10 Counterproposal.
On January 13, 2025, Mr. Whelan and Mr. Karsanbhai had a call. Mr. Karsanbhai responded to the January 10 Counterproposal by conveying that Emerson could not accept the January 10 Counterproposal. Mr. Karsanbhai then conveyed an oral revised non-binding proposal of $255 per Share in cash (the “January 13 Proposal”). Mr. Whelan responded that he viewed the January 13 Proposal as very underwhelming and that he personally could not support it, but that he would take it back to the Special Committee for a response. Mr. Whelan reported on the call to the other Special Committee members, Skadden, Qatalyst Partners and Citi.
On January 14, 2025, at 11:30 a.m. EST, the Special Committee held a meeting, also attended by representatives of Skadden, Qatalyst Partners and Citi. The Special Committee and its advisors discussed the strategy for responding to the January 13 Proposal. Following discussion, the Special Committee determined that, instead of making a counteroffer to the January 13 Proposal, Mr. Whelan should communicate to Mr. Karsanbhai that the Special Committee does not believe that $255 per Share offered in the January 13 Proposal is a sufficient price for the reasons stated in the materials the Special Committee previously provided to Emerson, and that making such an offer sends an unproductive message. The Special Committee also agreed that, unless Emerson was willing to offer a price that the Special Committee viewed as fair to AspenTech stockholders, it was comfortable with turning down the Potential Transaction and continuing as a standalone company. Following discussion, the Special Committee determined that Mr. Whelan should go back to Mr. Karsanbhai to reject the January 13 Proposal and to relay the feedback discussed at the meeting.
Later in the day on January 14, 2025, Mr. Whelan and Mr. Karsanbhai had a meeting, during which Mr. Whelan relayed to Mr. Karsanbhai that the Special Committee would not support the Potential Transaction at $255 per Share and reiterated that in order for the Special Committee to support a Potential Transaction, Emerson would need to significantly improve its offer price in accordance with the price guidance and corresponding reference materials previously provided by the Special Committee. In response, Mr. Karsanbhai stated that Emerson would not offer a price in the $280s per Share. Mr. Karsanbhai also explained that Emerson paid a significant control premium in the Prior Transaction and was not willing to pay such a premium for the Remaining Shares. Mr. Whelan then explained to Mr. Karsanbhai that the Special Committee was comfortable recommending that AspenTech continue as a standalone company if Emerson was not able to increase its offer price. In response, Mr. Karsanbhai provided an oral revised non-binding proposal consisting of increased consideration of $260 per Share in cash (the “January 14 Proposal”). Mr. Whelan confirmed that he would take the January 14 Proposal back to the Special Committee that evening for a response.
Also on January 14, 2025, at 5:00 p.m. EST, the Special Committee held a meeting, also attended by representatives of Skadden, Qatalyst Partners and Citi. The Special Committee and its advisors discussed the strategy for responding to the January 14 Proposal, including what was the best price attainable for the minority stockholders given the number of proposals and counterproposals and the Special Committee’s perception that Emerson was getting close to its “best and final” bid. The Special Committee authorized Mr. Whelan to counter the January 14 Proposal with $276.50 per Share and, if Mr. Karsanbhai was not willing to move higher, that the Special Committee was prepared to reject the Potential Transaction and AspenTech would remain a standalone company.
On January 15, 2025, Mr. Whelan and Mr. Karsanbhai had a meeting, during which Mr. Whelan relayed that the Special Committee would not support the Potential Transaction at $260 per Share, but that it would be willing to support the Potential Transaction at $276.50 per Share in cash (the “January 15 Counterproposal”). Mr. Karsanbhai responded that he would take the January 15 Counterproposal back but that Emerson was not willing to transact at that price. Following discussion, Mr. Whelan relayed his discussion with Mr. Karsanbhai to a representative of Qatalyst Partners, who then reported on the call to the other Special Committee members, Skadden, Qatalyst Partners and Citi.
Later that day on January 15, 2025, Mr. Karsanbhai requested a meeting with Mr. Whelan the following evening to discuss the January 15 Counterproposal.
Also on January 15, 2025, Davis Polk sent a revised draft of the Merger Agreement to Skadden, which contained a proposal that AspenTech would not have any right to require Emerson to extend the Offer if the Offer expires, in a circumstance in which all conditions to the Offer are satisfied except for the condition that the holders of a majority of the outstanding Remaining Shares tender their Shares in the Offer.
On January 16, 2025, Qatalyst Partners provided an updated letter to Skadden describing Qatalyst Partners’ relationships with Emerson and AspenTech, as a routine matter to update its disclosure of relationships.
Also on January 16, 2025, Mr. Whelan and Mr. Karsanbhai had a call, during which Mr. Karsanbhai relayed that Emerson would not be able to increase its offer price anywhere near $270 per Share and that he would not take the January 15 Counterproposal to the Emerson board of directors to review such a price. Mr. Karsanbhai then provided an oral revised non-binding proposal consisting of increased consideration of $263 per Share in cash (the “January 16 Proposal”). Mr. Whelan responded that, while he would take the January 16 Proposal back to the Special Committee, he was not sure if the Special Committee would support a price of $263 per Share.

Later that day, Mr. Whelan reported on his conversation with Mr. Karsanbhai to representatives of Qatalyst Partners and Citi. Mr. Whelan then discussed the January 16 Proposal with the other members of the Special Committee. The Special Committee agreed that Mr. Whelan should advise Mr. Karsanbhai that Emerson will need to submit a revised offer price at $270 per Share or higher in order to move forward with the Potential Transaction.
On January 17, 2025, Mr. Whelan and Mr. Karsanbhai had a call, during which Mr. Whelan reported that he had a mandate from the Special Committee to execute a deal at $270 per Share or higher. Mr. Karsanbhai responded that he would not transact at or near that price. Mr. Whelan indicated he would schedule another call with Mr. Karsanbhai after he met with the Special Committee. Nothing further was discussed.
On January 19, 2025, the Special Committee held a meeting, also attended by representatives of Skadden, Qatalyst Partners and Citi to discuss Qatalyst Partners and Citi’s illustrative financial analysis using the December 5 Projections that now included Target Z Assumptions. Next, representatives of Qatalyst Partners discussed with the Special Committee that the impact of such a transaction on AspenTech’s valuation would not be material and that the acquisition of “Target Z” would not change the multiples or the discount rates used in Qatalyst Partners’ valuation analyses presented to the Special Committee on December 7, 2024. Representatives of Citi then discussed with the Special Committee its financial analysis, explaining that based on preliminary projections for “Target Z” and assumed transaction prices, each as directed by the Special Committee, the analyses suggested that while such an acquisition would have strategic benefits and a positive valuation impact over the medium to long term, the financial impact in the near term was not expected to be material and the potential financial results that could be achieved beyond that were subject to execution and other risks. The Special Committee and its advisors then discussed Mr. Whelan’s conversation with Mr. Karsanbhai on January 17, 2025, and strategies for Mr. Whelan’s next discussion with Mr. Karsanbhai, including potential counteroffers. Following discussion of negotiation strategies, the Special Committee confirmed that it would support Mr. Whelan responding to Mr. Karsanbhai with a counteroffer that he believed would be productive to advancing price negotiations (and that it would support Mr. Whelan relaying that the Special Committee was comfortable recommending that AspenTech continue as a standalone company if Emerson was not able to increase its offer price) and determined that Mr. Whelan should endeavor to negotiate for a final price of $265 per Share or higher.
On January 22, 2025, Mr. Whelan and Mr. Karsanbhai had a meeting, during which Mr. Whelan reported that the Special Committee would be willing to support the Potential Transaction at $266.50 per Share in cash (the “January 22 Counterproposal”). In response, Mr. Karsanbhai indicated that the highest price he could offer was $265 per Share in cash (the “January 22 Proposal”). Mr. Whelan responded that he believed the Special Committee would support the January 22 Proposal and that he would confirm such support with the members of the Special Committee.
Also on January 22, 2025, Mr. Whelan relayed to Mr. Shenkman and Mr. Henshall, on separate phone conversations, the January 22 Proposal, and Mr. Shenkman and Mr. Henshall both confirmed their support of the January 22 Proposal, subject to finalizing the remaining open points in the Merger Agreement, including (i) the termination fee payable by AspenTech to Emerson and (ii) AspenTech’s right to require Emerson to extend the Offer period in a circumstance in which all conditions to the Offer are satisfied except for the condition that the holders of a majority of the outstanding Remaining Shares tender their Shares in the Offer. Later in the day on January 22, 2025, Mr. Whelan confirmed to Mr. Karsanbhai that the Special Committee had agreed to the January 22 Proposal.
Also on January 22, 2025, a representative of Skadden spoke with a representative of Davis Polk about the remaining open points in the Merger Agreement. The representative of Davis Polk explained that Emerson would not agree to provide AspenTech the right to force Emerson to extend the Offer period in a circumstance in which all conditions to the Offer are satisfied except for the condition that the holders of a majority of the outstanding Remaining Shares tender their Shares in the Offer, citing its belief that not providing AspenTech with extension rights was critical to encouraging minority investors to tender their Shares in the initial Offer period. In response, the representative of Skadden explained that the Special Committee would like AspenTech to have the right to require four ten-business-day extensions, and that they were unlikely to be comfortable with less than two ten-business-day extensions. The representative of Davis Polk expressed that he did not believe Emerson would agree to provide AspenTech any extension rights, but that he would speak with Emerson. The representative of Davis Polk also expressed Emerson’s desire to announce the Potential Transaction on the morning of Friday, January 24, 2025, or Monday, January 27, 2025, at the latest.

Later on January 22, 2025, a representative of Davis Polk spoke with a representative of Skadden and relayed that Emerson was not supportive of the proposal to provide AspenTech with extension rights to the Offer period in a circumstance in which all conditions to the Offer are satisfied except for the condition that the holders of a majority of the outstanding Remaining Shares tender their Shares in the Offer. The representative of Davis Polk proposed that, in a circumstance in which all conditions to the Offer are satisfied except for the condition that the holders of a majority of the outstanding Remaining Shares tender their Shares in the Offer, if Emerson announces more than ten business days before any expiration of the Offer that it will not extend the Offer, then AspenTech could not force an extension. In response, the representative of Skadden relayed that the Special Committee would allow January 27, 2025, the latest date Emerson wanted to announce the Potential Transaction, to pass without signing the Merger Agreement if Emerson would not agree to provide AspenTech with any rights to force Emerson to extend the Offer. The representative of Davis Polk then confirmed he would speak with Emerson and come back to the representative of Skadden.
On January 23, 2025, a representative of Davis Polk spoke with a representative of Skadden and relayed that Emerson would not agree to provide AspenTech with the right to require Emerson to extend the Offer period multiple times in a circumstance in which all conditions to the Offer are satisfied except for the condition that the holders of a majority of the outstanding Remaining Shares tender their Shares in the Offer. The representative of Skadden responded that the Special Committee feels strongly about AspenTech having rights to extend the Offer period, and that he suspected that the Special Committee would not authorize the Potential Transaction by January 27, 2025, if Emerson would not agree to any extension rights. The representative of Davis Polk responded that he would speak with Emerson, but that he thought they may agree to a single, ten-business-day extension right. Following this conversation, Davis Polk sent a revised draft of the Merger Agreement to Skadden, which did not include any rights for AspenTech to require Emerson to extend the Offer in a circumstance in which all conditions to the Offer are satisfied except for the condition that the holders of a majority of the outstanding Remaining Shares tender their Shares in the Offer.
On January 24, 2025, Skadden sent a revised draft Merger Agreement to Davis Polk, which contained a proposal that AspenTech would have the right to require Emerson to extend the Offer once for a period of up to ten business days if the Offer expires, in a circumstance in which all conditions to the Offer are satisfied except for the condition that the holders of a majority of the outstanding Remaining Shares tender their Shares in the Offer (the “Single Extension Right”). A representative of Davis Polk called Skadden and agreed to the Single Extension Right. Later on January 24, 2025, Davis Polk sent a revised draft Merger Agreement to Skadden, reflecting the same.
On January 25, 2025, Citi provided a revised letter to Skadden describing Citi’s relationships with Emerson and AspenTech as a routine matter to update its disclosure of relationships.
On January 26, 2025, the Special Committee held a meeting, also attended by representatives of Skadden, Qatalyst Partners and Citi. A representative of Skadden discussed with the Special Committee its fiduciary duties with respect to evaluating the Potential Transaction. Then, a representative of Skadden reviewed the material terms of the Merger Agreement with the Special Committee. A representative of Skadden also reviewed with the Special Committee Emerson’s rights under the Stockholders Agreement and Emerson’s position in its November 5 Proposal letter that it was only interested in acquiring the Remaining Shares and that it had no interest in a disposition or sale of its holdings in AspenTech. A representative of Citi then provided a summary of the price negotiations for the Potential Transaction and certain feedback from minority stockholders. Next, representatives of Qatalyst Partners reviewed its financial analyses with the Special Committee with respect to the Potential Transaction, including the various limitations, qualifications, assumptions and other matters in connection with these analyses, as well as updates made to its analyses since its initial financial analyses presentation to the Special Committee at a meeting on December 7, 2024. As part of this discussion, representatives of Qatalyst Partners noted that the financial projections used for purposes of its analyses were the same financial projections reviewed with the Special Committee in prior meetings and provided to Qatalyst Partners by AspenTech management, with immaterial updates made by management in January 2025 for Q2 Fiscal 2025 preliminary actuals (as directed by the Special Committee). The members of the Special Committee asked questions and received answers from representatives of Qatalyst Partners concerning its analyses. A representative of Qatalyst Partners then delivered to the Special Committee an oral opinion, which was subsequently confirmed in writing, that as of January 26, 2025, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Qatalyst Partners as set forth in its written opinion, the Merger Consideration to be received by the holders of the Shares that are Unaffiliated Stockholders, pursuant to, and in accordance with, the terms of the Merger Agreement, is fair, from a financial point of view, to such holders. For a detailed discussion of Qatalyst Partners’ opinion, please see below in the section entitled “—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst.” The written opinion delivered by Qatalyst Partners to the Special Committee is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. Representatives of Citi then reviewed its financial analyses with the Special Committee with respect to the Potential Transaction, including the various limitations, qualifications, assumptions and other matters in connection with these analyses, as well as updates made to its analyses since its initial financial analyses presentation to the Special Committee at a meeting on December 7, 2024. As part of this discussion, representatives of Citi also noted that the financial projections used for purposes of its analyses were the same financial projections reviewed with the Special Committee in prior meetings, with immaterial updates made by management in January 2025 for Q2 Fiscal 2025 preliminary actuals (as directed by the Special Committee). The members of the Special Committee asked questions and received answers from representatives of Citi concerning its analyses. A representative of Citi then delivered to the Special Committee an oral opinion, which was subsequently confirmed in writing, that as of January 26, 2025, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Citi as set forth in its written opinion, the Merger Consideration to be received by the holders of Shares (other than Emerson and its subsidiaries, Emerson’s and its subsidiaries’ directors and officers, and AspenTech’s directors and officers), in the Offer and Merger is fair, from a financial point of view, to such holders. For a detailed discussion of Citi’s opinion, please see below in the section entitled “—Opinion of AspenTech’s Financial Advisors—Opinion of Citi.” The written opinion delivered by Citi to the Special Committee is attached to this Schedule 14D-9 as Annex B and is incorporated herein by reference. After further discussion, including a discussion regarding the various factors as summarized in the section entitled “—Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board,” the Special Committee unanimously: (i) determined that the proposed Merger Agreement and the transactions contemplated thereby, including the Offer to purchase all of the Remaining Shares and, as soon as practicable following the date on which Shares are first accepted for payment under the Offer, the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth therein, are fair to, and in the best interests of, AspenTech and the Unaffiliated Stockholders; (ii) determined that the Merger Agreement is advisable and in the best interests of AspenTech and the Unaffiliated Stockholders; and (iii) recommended that the Board approve and authorize the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger in accordance with the DGCL.
After the Special Committee meeting, also on January 26, 2025, the Board held a meeting, also attended by a member of AspenTech management and representatives of Skadden, Qatalyst Partners and Citi. Mr. Krishnan recused himself from the meeting. A representative of Skadden first explained to the Board that the Special Committee determined at a meeting earlier that morning to recommend to the Board that it approve and authorize the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger in accordance with the DGCL. The representative of Skadden discussed with the Board its fiduciary duties with respect to evaluating the Special Committee’s recommendation of the Potential Transaction. Then, a representative of Skadden reviewed the material terms of the Merger Agreement with the Board. At the request of the Special Committee, a representative of Citi then provided a summary of the price negotiations for the Proposed Transaction and certain feedback from minority stockholders. Representatives of Qatalyst Partners and Citi then reviewed their respective financial analyses with the Board with respect to the Proposed Transaction, including the various limitations, qualifications, assumptions and other matters in connection with these analyses. As part of this discussion, representatives of Qatalyst Partners and Citi noted that the financial projections used for purposes of its analyses were the same financial projections reviewed with the Special Committee in prior meetings, with immaterial updates made by management in January 2025 for Q2 Fiscal 2025 preliminary actuals (as directed by the Special Committee). The members of the Board asked questions and received answers from representatives of Qatalyst Partners and Citi concerning their analyses. Representative of Qatalyst Partners explained to the Board that they had delivered to the Special Committee at the meeting earlier that day an oral opinion, which they subsequently confirmed in writing, that the $265 per Share in cash to be received by the holders of all outstanding shares of AspenTech that Emerson does not own is fair, from a financial point of view, to such holders. A representative of Citi then explained to the Board that they had delivered to the Special Committee at the meeting earlier that day an oral opinion, which would be subsequently confirmed in writing, to the effect that, as of January 26, 2025, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Citi as set forth in its written opinion, that the $265 per share in cash to be received by the holders of outstanding shares of AspenTech (other than Emerson and its subsidiaries, Emerson’s and its subsidiaries’ directors and officers, and AspenTech’s directors and officers) in the proposed tender offer and merger is fair, from a financial point of view, to such holders. For a detailed discussion of Qatalyst Partners’ and Citi’s opinions, please see below in the section entitled “—Opinion of AspenTech’s Financial Advisors.” After further discussion, including a discussion regarding the various factors as summarized in the section entitled “—Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board,” the Board: (i) determined that the proposed Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth therein, are fair to, and in the best interests of, AspenTech and the Unaffiliated Stockholders; (ii) approved the Merger Agreement and the execution, delivery and performance of the Merger Agreement by AspenTech, declared the Merger Agreement advisable and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL; (iii) recommended the acceptance of the Offer by the stockholders of AspenTech; and (iv) resolved that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be effected as soon as practicable following the consummation (as defined in Section 251(h)(6) of the DGCL) of the Offer.
Before the opening of trading on January 27, 2025, AspenTech and Emerson issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all of the Remaining Shares for the Offer Price, and AspenTech filed a Current Report on Form 8-K.
On February 10, 2025, Purchaser commenced the Offer, and AspenTech filed this Schedule 14D-9.
Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board
Each of the Special Committee and the Board (other than Mr. Ram Krishnan, Chief Operating Officer of Emerson, who recused himself from related Board meetings and deliberations) believes that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, AspenTech and the Unaffiliated Stockholders.
Special Committee
At a meeting on January 26, 2025, the Special Committee unanimously (i) determined that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, AspenTech and the Unaffiliated Stockholders; (ii) determined that the Merger Agreement is advisable and in the best interests of AspenTech and the Unaffiliated Stockholders; and (iii) recommended that the Board approve and authorize the Merger Agreement and the Transactions, including the Offer and the Merger in accordance with the DGCL. In addition, the Special Committee believes that the Transactions are fair to AspenTech’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 of the Exchange Act.
In evaluating the Merger Agreement and the Transactions, the Special Committee consulted at various times with its independent financial advisors, Qatalyst Partners and Citi, its independent legal advisor, Skadden, and, where appropriate, with members of AspenTech management, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the Special Committee believes support its unanimous decision and recommendation that the Board approve and authorize the Merger Agreement and the Transactions, including the Merger and the Offer.
•
The Offer Price is Attractive Relative to AspenTech’s Standalone Prospects. The Special Committee considered the potential value through continued execution of AspenTech’s plan as a standalone entity, including that the Offer Price of $265 per share was within the range of values implied by the discounted cash flow analyses of the Special Committee’s financial advisors of $200-$305 and $153-$271 from Qatalyst Partners and Citi, respectively.

In evaluating the discounted cash flow analyses, the Special Committee also considered the current and historical financial condition and results of operations, competitive position, assets, business and prospects of AspenTech, including certain forecasts for AspenTech prepared by members of its senior management (as discussed in the section entitled “—Certain Unaudited Prospective Financial Information of AspenTech”). When evaluating such forecasts, the Special Committee considered a range of factors, including:
○	the increase in projected revenue growth, with CAGRs of 12% and 15% for FY24-FY30E and FY27-30E, respectively, as compared to the actual FY22-24 revenue growth CAGR of 5%;
○	the expansion of projected levered free cash flow margins from 30% in FY24 to 37% in FY30E; and
○	management’s track record and historical performance with respect to their ability to both meet and exceed management projections and street consensus expectations.

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The Offer Price Represents an Attractive Value Relative to Precedent Transactions. The Special Committee considered the valuation multiple implied by the Offer Price relative to multiples paid in precedent software company transactions[1], including the fact that:

○
the Offer Price implies a multiple of next-twelve months revenue of 13.6x based on third-party research analyst consensus estimates, which is in the top 15% of multiples paid in precedent software company transactions and greater than the overall median of 6.4x next-twelve months revenue;

○
the Offer Price implies a multiple of next twelve months levered free cash flow of 44.6x based on third-party research analyst consensus estimates, which is in the top 15% of multiples paid in precedent software company transactions and greater than the overall median of 23.6x next-twelve months levered free cash flow; and

○	the Offer Price implies a next-twelve months EBITDA multiple and a next-twelve months levered free cash flow multiple that are above those achieved in the Prior Transaction.
•
The Robust Current Valuation Environment for Technical Software Assets. The Special Committee considered the expansion of multiples for technical software companies over the past decade, including that a composite index of certain technical software companies[2] was trading at a 41.9x next-twelve months levered free cash flow multiple as compared to a trailing 11-year average of 31.4x.

•
The Offer Price Relative to AspenTech’s Historical Trading and the Current Public Market Multiples of Peers. The Special Committee considered the Offer Price and valuation multiple against various public market references and qualitative considerations, including:

○
AspenTech historically traded at a discount to peer companies. Between January 2, 2014 and October 6, 2021 (the last trading day prior to media reports of a potential majority transaction between AspenTech and Emerson), AspenTech traded at an average of 12% discount to a composite index of certain technical software companies. In addition, between May 17, 2022 (the first trading day after the closing of the Prior Transaction) and November 4, 2024, AspenTech traded at an average of 7% discount to a composite index of the same set of technical software companies;

○	the Offer Price of $265 per Share exceeds the all-time high public trading price of the Shares;
○	the Offer Price exceeds the sell-side analyst price targets for the Shares published by four out of five third-party research analysts as of January 24, 2025; and
○
the Offer Price implies a multiple of 40.6x the CY25 third-party research analyst consensus levered free cash flow estimates as compared to a median multiple of 33.4x for publicly traded technical software peers and a median multiple of 26.5x for non-technical software peers with similar growth and profitability.

•
Premium. The Special Committee considered the fact that the Offer Price of $265 represents an approximately 31% premium over AspenTech’s volume weighted average price between May 17, 2022, the date the Prior Transaction closed, and November 4, 2024, the last trading day before Emerson publicly announced its intention to purchase the remaining Shares not already owned by Emerson or its subsidiaries.

•
Risks Associated with Executing as a Standalone Company. The Special Committee considered certain additional risks and uncertainties associated with AspenTech, its standalone business and Emerson’s governance rights, including the risks related to:

○	competition from larger companies, including other technical software companies and larger industrial conglomerates, some of which have greater scale and resources than AspenTech;
○
broad macro-economic factors, including climate-related, market-driven transitions, weak demand in specific end markets such as oil and gas exploration and refining, chemicals, metals and mining, among others, and a weaker demand in the market for asset optimization software;

[1]
Based on 34 public software transactions since 2011, with greater than $1 billion transaction value, for companies with revenue growth between 0% and 20% and levered free cash flow margins greater than 20%.

[2]
Composite index of certain technical software companies includes AVEVA, Cadence Design Systems, Inc., Synopsys, Inc., Autodesk, Inc., PTC Inc., Bentley Systems, Incorporated, Dassault Systèmes, and the Nemetschek Group. Includes AVEVA until 8/23/2022, the last unaffected trading date prior to announcement of a transaction with Schneider.

○
the potential for disruption in customer demand that could be caused by customer uncertainty over the nature of the relationship between Emerson and AspenTech, which risk has become greater after Emerson’s offer to acquire the remaining Shares not already owned by Emerson or its subsidiaries;

○
the ability to attract and retain employees into a controlled company (which risk has become greater after Emerson’s offer to acquire the remaining Shares not already owned by Emerson or its subsidiaries), including Emerson’s consent rights over the appointment and removal of the Chief Executive Officer of AspenTech and incentive plans, in each case under the terms of the Stockholders Agreement;

○
the ability to execute large acquisitions based on the Special Committee’s understanding that Emerson would not support AspenTech pursuing large acquisitions until AspenTech improves its operating results;

○	other risk factors set forth in AspenTech’s Annual Report on Form 10-K for the fiscal year ended June 30, 2024 and subsequent quarterly reports on Form 10-Q, all as filed with the SEC;
○	the historical quarterly volatility experienced by AspenTech; and
○	the difficulty for sell-side analysts to forecast AspenTech results as compared to the certainty of an all cash offer.
The Special Committee believed, and communicated to Emerson on several occasions, that unless Emerson was willing to offer a price that the Special Committee viewed as fair to the Unaffiliated Stockholders, the Special Committee was comfortable recommending to the Board that AspenTech turn down the Potential Transaction and continue as a standalone company. After Emerson raised the Offer Price to $265, based on discussions with its legal and financial advisors, the Special Committee determined that the Offer, the Merger and the other Transactions constituted a more attractive alternative to continuing to execute AspenTech’s strategy on a standalone basis.
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Emerson Not a Seller; Emerson as a Controlling Stockholder Could Prevent an Alternative Transaction. The Special Committee considered the fact that Emerson, which beneficially owns approximately 57% of the outstanding Shares, stated in its initial expression of interest and in conversations with the Special Committee that it had no interest in a disposition or sale of its holdings in AspenTech. The Special Committee also considered the fact that Emerson’s majority ownership stake would prevent other third parties from offering to acquire AspenTech without Emerson’s approval.

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Negotiation Process; Best Value Reasonably Obtainable. The Special Committee believes that the Offer Price was the best value the Special Committee could reasonably obtain from Emerson for the Shares, taking into account: (1) the multiple discussions between Mr. Whelan and Mr. Karsanbhai about the amount Emerson was willing to pay per Share for the remaining Shares not already owned by Emerson or its subsidiaries; (2) the enhancements in price that the Special Committee, with the assistance of its legal and financial advisors, was able to obtain as a result of negotiations with Emerson, including the increase in Emerson’s proposed acquisition price from $240 per Share on November 5, 2024, in its initial expression of interest, to the Offer Price of $265 per Share at the end of negotiations; (3) the risk that further negotiations with Emerson might have caused Emerson to abandon a Potential Transaction altogether, which would further risk the success of the standalone business of AspenTech; and (4) the risk that further extending the negotiations could have a negative impact on AspenTech’s operations. The Special Committee also considered the inclusion of provisions in the Merger Agreement that increased the speed and likelihood of completing the Offer and consummating the Merger.

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Cash Merger Consideration; Certainty of Value. The Special Committee considered the fact that the Offer Price and Merger Consideration payable to the Unaffiliated Stockholders in the Offer and the Merger will consist entirely of cash, which will provide the Unaffiliated Stockholders with immediate liquidity and certainty of value. The Special Committee believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with AspenTech’s stand-alone strategy as a majority-owned subsidiary of Emerson and the potential impact of such risks and uncertainties on the trading price of Shares.

•
Financial Resources of Emerson. The Special Committee considered the financial resources of Emerson, including Emerson’s cash on hand, and access to debt financing, which fully provides funding for the Offer and the Merger.

•
Certain Management Projections. The Special Committee considered certain forecasts for AspenTech prepared by members of senior management, which reflected an application of various assumptions of AspenTech’s management. For further discussion, see under the section entitled “—Certain Unaudited Prospective Financial Information of AspenTech.”

•	Market Reaction to Emerson’s Initial Offer. The Special Committee carefully monitored the Share price following Emerson’s initial offer made on November 5, 2024 in addition to analyst reports.
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Qatalyst Partners’ Fairness Opinion and Related Analysis. The Special Committee considered the financial analyses reviewed and discussed with the Special Committee by representatives of Qatalyst Partners as well as the oral opinion of Qatalyst Partners rendered to the Special Committee on January 26, 2025 (which was subsequently confirmed in writing by delivery of Qatalyst Partners’ written opinion dated the same date) as to, as of January 26, 2025 and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Qatalyst Partners as set forth in its written opinion, the fairness, from a financial point of view, to the Unaffiliated Stockholders, of the consideration to be received by such holders in the Offer and the Merger pursuant to the Merger Agreement, as more fully described below under the section entitled “—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners.” The full text of the Qatalyst Partners’ written opinion, dated January 26, 2025, has been included as Annex B to this Schedule 14D-9 and is incorporated herein by reference.

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Citi’s Fairness Opinion and Related Analysis. The Special Committee considered the financial analyses reviewed and discussed with the Special Committee by representatives of Citi as well as the oral opinion of Citi rendered to the Special Committee on January 26, 2025 (which was subsequently confirmed in writing by delivery of Citi’s written opinion dated the same date) as to, as of January 26, 2025 and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Citi as set forth in its written opinion, the fairness, from a financial point of view, to the Unaffiliated Stockholders, of the consideration to be received by such holders in the Offer and the Merger pursuant to the Merger Agreement, as more fully described below under the section entitled “—Opinion of AspenTech’s Financial Advisors—Opinion of Citi.” The full text of the Citi written opinion, dated January 26, 2025, has been included as Annex C to this Schedule 14D-9 and is incorporated herein by reference.

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Procedural Safeguards. The Special Committee considered the procedural safeguards to ensure the fairness of the Transactions, including the Offer and the Merger, and to permit the Special Committee to represent the interests of the Unaffiliated Stockholders, including the following:

○
that the Special Committee consists solely of directors of AspenTech who were determined by the Board to be independent with respect to Emerson and a Potential Transaction, and the Special Committee was advised by independent legal and financial advisors;

○
that the Board authorized the Special Committee to review, evaluate and negotiate any strategic alternative, including the Potential Transaction and the possibility of not entering into any transaction (a “Strategic Alternative”) and authorized the Special Committee to exercise all rights and powers of the Board to the fullest extent permitted by the DGCL in connection with any Strategic Alternative;

○
that the Board resolved that the Board shall not adopt or approve entering into a definitive agreement for or the consummation of any Strategic Alternative without a determination or recommendation by the Special Committee of the final terms of such Strategic Alternative;

○
that the compensation provided to the members of the Special Committee in respect of their services was not contingent on the Special Committee approving the Merger Agreement or taking the other actions described in this Schedule 14D-9;

○	that the Special Committee held 15 meetings to discuss and evaluate a Potential Transaction and each member of the Special Committee was actively engaged in the process; and
○
the non-waivable condition to the closing of the Offer that Shares representing at least a majority of the outstanding Shares owned by the Unaffiliated Stockholders are validly tendered to Purchaser in the Offer (the “Unaffiliated Tender Condition”).

•
Speed of Consummation. The Special Committee considered that the structure of the transaction (a tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL, which would not require additional approval by AspenTech’s stockholders) enables the Unaffiliated Stockholders to receive the Offer Price pursuant to the Offer in a relatively short timeframe.

•
Likelihood of Consummation. The Special Committee believed that there was a high likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

○
the fact that, subject to its limited rights to terminate the Merger Agreement, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer once for a period of up to ten business days if the Unaffiliated Tender Condition is not satisfied as of such date;

○	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;
○
the fact that, Emerson stated in its initial expression of interest, that Emerson is in a position to move quickly and does not need to complete additional due diligence prior to signing a definitive agreement;

○	the fact that, because Emerson owns a greater than 50% stake in AspenTech, the transaction is not subject to antitrust regulatory approval in any jurisdiction;
○
the business reputation, capabilities and financial condition of Emerson, and the Special Committee’s perception that Emerson is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

○	the ability of AspenTech to specifically enforce Emerson’s obligations under the Merger Agreement.
•
Unaffiliated Stockholders. The Special Committee considered that given the Unaffiliated Tender Condition, the Unaffiliated Stockholders have a say in whether the transaction is consummated, namely, that if a majority of the Shares held by Unaffiliated Stockholders are not tendered, the Offer will not close.

•
Other Terms of the Merger Agreement. The Special Committee considered other terms of the Merger Agreement, as more fully described in the Offer to Purchase under the section entitled “Section 20—Summary of the Merger Agreement.” Certain provisions of the Merger Agreement that the Special Committee considered important included:

○
Ability to Respond to Unsolicited Acquisition Proposals. The fact that, although AspenTech is prohibited from soliciting any Acquisition Proposal (as defined in the Merger Agreement), the Merger Agreement permits AspenTech, if AspenTech receives from a third party a bona fide, written Acquisition Proposal, and AspenTech complies with certain procedural requirements, including that the Board (upon the recommendation of the Special Committee) reasonably believes such Acquisition Proposal is or is reasonably likely to result in a Superior Proposal (as defined in the Merger Agreement), (i) to enter into a confidentiality agreement with the person making such unsolicited Acquisition Proposal; (ii) to furnish non-public information relating to AspenTech to the person making such unsolicited Acquisition Proposal and (iii) to engage in discussions or negotiations with the person making such unsolicited Acquisition Proposal, only if the Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under the DGCL (as more fully described in the Offer to Purchase under the section entitled “Section 20—Summary of the Merger Agreement”).

○
Adverse Recommendation Change in Response to a Superior Proposal. If a third party makes an unsolicited Acquisition Proposal, and, after Emerson is provided an opportunity to revise the terms of the Merger Agreement, the Board (upon the recommendation of the Special Committee) determines in good faith after consultation with AspenTech’s outside legal counsel and a nationally recognized financial advisor, that such unsolicited Acquisition Proposal constitutes a Superior Proposal and, the Board determines in good faith after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under the DGCL, the Board may withdraw or modify its recommendation that the stockholders accept the Offer. In the event of an Adverse Recommendation Change, Emerson may terminate the Merger Agreement and AspenTech would be required to pay Emerson a termination fee of $221 million in accordance with the terms of the Merger Agreement (as more fully described in the Offer to Purchase under the sections entitled “Section 20—Summary of the Merger Agreement”).
○
Change of Recommendation in Response to an Intervening Event. If the Board, other than in connection with an Acquisition Proposal and prior to the Effective Time, determines in good faith after consultation with AspenTech’s outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under the DGCL, the Board may, in response to an “Intervening Event” (as defined below), withdraw or modify its recommendation that the stockholders accept the Offer (as more fully described in the Offer to Purchase under the section entitled “Section 20—Summary of the Merger Agreement”). “Intervening Event” means material events, changes, circumstances, state of facts, conditions or developments occurring or arising after January 26, 2025 that (i) was not known or reasonably foreseeable, or the material consequences or magnitude of which were not known or reasonably foreseeable, in each case to the Board as of or prior to January 26, 2025, and (ii) does not relate to the receipt, existence, or terms of an Acquisition Proposal.

○
Extension of the Offer. Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however, (i) if all conditions to the Offer are satisfied other than the Unaffiliated Tender Condition, Purchaser is required to extend the Offer for one additional period of ten business days and (ii) if any other conditions are not satisfied, then Purchaser is required to extend the Offer until the End Date (as defined below).

○
End Date. The date under the Merger Agreement after which either AspenTech or Emerson, subject to certain exceptions, can terminate the Merger Agreement is April 26, 2025 (such date or such later date as may be agreed by the parties in writing, the “End Date”), which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which AspenTech would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

○	Cooperation. The Merger Agreement requires each of AspenTech and Emerson to use its reasonable best efforts to consummate the Offer and the Merger.
○
Material Adverse Effect. The definition of Company Material Adverse Effect contains several exceptions that may not be taken into account in determining whether there has been a material adverse effect to AspenTech and its subsidiaries, including any change in the trading price or trading volume of the Shares, any failure of AspenTech and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, and any changes or conditions that generally affect the industry in which AspenTech and its subsidiaries operate that do not have a disproportionate effect on AspenTech and its subsidiaries relative to other companies operating in the same industry.

○
Appraisal Rights. Statutory appraisal rights under the DGCL in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under the DGCL. For a description of these appraisal rights, see information under the section entitled “Item 8. Additional Information—Appraisal Rights.”

The Special Committee also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following non-exhaustive list of material reasons (not in any relative order of importance):
•
No Ongoing Equity Interest in AspenTech. The Offer and the Merger would preclude the Unaffiliated Stockholders from having the opportunity to directly participate in the future performance of AspenTech’s assets and any potential future appreciation of the value of the Shares. However, Emerson is a public company and the Unaffiliated Stockholders would have the choice to invest in Emerson separately.

•
Termination Right for Soliciting Takeover Proposals. The Merger Agreement contains covenants prohibiting AspenTech from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•
Termination Fee. AspenTech may be required to pay the $221 million termination fee if the Merger Agreement is terminated by Emerson under certain circumstances, including if AspenTech is considered to have intentionally breached the non-solicitation provision of the Merger Agreement or an Adverse Recommendation Change occurs.

•
Effect of Announcement of Offer Price. The public announcement of the Offer Price could potentially affect AspenTech’s operations, employees, customers, suppliers, other third parties, and stock price, as well as its ability to attract and retain key personnel while the transaction is pending.

•
Litigation Risk. The execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger increase the risk of litigation against AspenTech that may result in significant costs and diversion of management focus.

•
Interim Operating Covenants. The Merger Agreement imposes restrictions on the conduct of AspenTech’s business prior to the consummation of the Merger, which require AspenTech to conduct its business in the ordinary course and refrain from taking specified actions without the consent of Emerson. The Special Committee considered that such restrictions could delay or prevent AspenTech from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

•
Risks that the Unaffiliated Tender Condition Might Not Be Satisfied. The Unaffiliated Stockholders may tender an insufficient number of Shares to meet the Unaffiliated Tender Condition and AspenTech only has the opportunity to request one extension of the Offer from Emerson.

•
Risks that the Transactions Might Not Be Completed. Although AspenTech expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations will be satisfied. The Special Committee considered the risks and costs to AspenTech if the Offer is not completed or the Merger is not consummated, including the diversion of AspenTech’s management and its employees’ attention, potential employee attrition, the potential effect on vendors, partners, customers and others that do business with AspenTech and the potential effect on the trading price of the Shares.

•
Transaction Costs. Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of AspenTech’s management will be required, potentially resulting in disruptions to the operation of AspenTech’s business.

•
Potential Conflicts of Interest. The Special Committee considered the potential conflict of interest created by the fact that AspenTech’s executive officers and directors have interests in the Offer and the Merger that may be different from, or in addition to, those of other stockholders, including the vesting of certain options, restricted stock unit awards and performance stock unit awards held by officers and directors, certain of AspenTech’s directors’ and officers’ involvement with Emerson, and the interests of AspenTech’s directors and officers in being entitled to continued indemnification and insurance coverage from the surviving corporation under the Merger Agreement and AspenTech’s certificate of incorporation, as more fully described under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of AspenTech.”

•
Risk of Pending Actions. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no legal restraint by certain governmental bodies preventing or prohibiting the consummation of the Offer or the Merger.

•	Tax Treatment. Gains realized by AspenTech’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.
The foregoing discussion of the information and reasons considered by the Special Committee is not intended to be exhaustive but includes the material reasons considered by the Special Committee. In view of the variety of reasons considered in connection with its evaluation of the Merger, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Special Committee did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Special Committee may have been influenced to a greater or lesser degree by different factors. The Special Committee concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were substantially outweighed by the potential benefits of the Offer and Merger.
Additionally, the Special Committee considered the financial presentations of Qatalyst Partners and Citi and the opinions of Qatalyst Partners and Citi in their entirety and did not separately consider any portion of the information or financial analyses presented by Qatalyst Partners or Citi in connection with rendering the respective opinion. The opinions of Qatalyst Partners and Citi addressed the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price of $265 per Share to be received in the Transactions, as of January 26, 2025, and based upon and subject to the various assumptions and limitations set forth in such opinions (for additional detail regarding the opinions of Qatalyst Partners and Citi, see “—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners” and “—Opinion of AspenTech’s Financial Advisors—Opinion of Citi”).
Board of Directors
The Board believes that the Offer and the Merger are advisable, fair to, and in the best interests of AspenTech and the Unaffiliated Stockholders. The Board (which, for purposes of this section, means other than Mr. Ram Krishnan, Chief Operating Officer of Emerson, who recused himself from related Board meetings and deliberations), based on the recommendation of the Special Committee (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, AspenTech and the Unaffiliated Stockholders; (ii) approved the Merger Agreement and the execution, delivery and performance thereof by AspenTech, declared the Merger Agreement advisable and approved the Transactions, including the Offer and Merger, in accordance with the requirements of the DGCL; (iii) recommended acceptance of the Offer by the stockholders of AspenTech and (iv) resolved that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be effected as soon as practicable following the consummation (as defined in Section 251(h)(6) of the DGCL) of the Offer.
The Board adopted the analyses and determinations of the Special Committee in its evaluation of the fairness of the Offer and the Merger. In determining the reasonableness of the Special Committee’s analysis and the fairness of the Offer and the Merger to the Unaffiliated Stockholders, the Board considered and relied upon the following reasons, among others:
•
Unanimous Determination of the Special Committee. The Special Committee unanimously (i) determined that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, AspenTech and the Unaffiliated Stockholders; (ii) determined that the Merger Agreement is advisable and in the best interests of AspenTech and the Unaffiliated Stockholders; and (iii) recommended that the Board approve and authorize the Merger Agreement and the Transactions, including the Offer and the Merger in accordance with the DGCL;

•
The Independence of the Special Committee. The Special Committee consists solely of directors of AspenTech who are independent directors who are unaffiliated with Emerson and who are not officers or employees of AspenTech, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Merger;

•
Absence of Material Conflicts on the Special Committee. The members of the Special Committee will not personally benefit from the completion of the Offer and the Merger in a manner different from AspenTech’s public stockholders, except for indemnification and continuing directors and officers liability insurance coverage, the vesting of certain restricted stock unit awards held by directors on the Special Committee upon the closing, and the receipt of fees for service on the Special Committee as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Executive Officer and Director Arrangements Following the Merger—Compensation of the Special Committee”;

•
Opinion of the Special Committee’s Financial Advisors. The opinion of Qatalyst Partners delivered to the Special Committee on January 26, 2025 (for additional detail regarding the Qatalyst Partners opinion, see “—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners”) and the opinion of Citi delivered to the Special Committee on January 26, 2025 (for additional detail regarding the Citi opinion, see “—Opinion of AspenTech’s Financial Advisors—Opinion of Citi”); and

•
Unaffiliated Tender Condition. Pursuant to the terms of the Merger Agreement, the Offer and the Merger will not be completed unless Shares representing at least a majority of the outstanding Shares owned by the Unaffiliated Stockholders are validly tendered to Purchaser in the Offer, which condition may not be waived.

The preceding discussion of the information and reasons considered by the Board is not, and is not intended to be, exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Transactions and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determination. In addition, the Board did not undertake to make any specific determination as to whether any particular reason, or any aspect of any particular reason, was favorable or unfavorable to the ultimate determination of the Board, but rather the Board conducted an overall analysis of the reasons described above, including discussions with and questioning of AspenTech’s management as well as the Special Committee’s legal and financial advisors. The Special Committee and the Board did not appraise the assets of AspenTech to determine the liquidation value for the Unaffiliated Stockholders both because they considered AspenTech to be a viable going concern and in view of the fact that Emerson owns a majority of the Shares and desires for AspenTech to continue to conduct its business. Further, the Special Committee and the Board did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the Offer Price to the Unaffiliated Stockholders, because net book value does not take into account the prospects of AspenTech or trends or business risks inherent in its industry. The Special Committee and the Board did not separately consider AspenTech’s going concern value as they believe that such value is adequately reflected in the various analyses summarized under “—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners” and “—Opinion of AspenTech’s Financial Advisors—Opinion of Citi” below that they considered in making their determination.
Opinion of AspenTech’s Financial Advisors
Opinion of Qatalyst Partners
The Special Committee retained Qatalyst Partners to act as its financial advisor in connection with a potential transaction such as the Merger and the Offer, and to evaluate whether the Merger Consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the Unaffiliated Stockholders was fair, from a financial point of view, to such holders. The Special Committee selected Qatalyst Partners to act as financial advisor to the Special Committee based on Qatalyst Partners’ reputation in the market for strategic transactions and acquisitions involving software companies, familiarity with AspenTech and experience in similar engagements on behalf of special committees. Qatalyst Partners has provided its written consent to the reproduction of its opinion in this Schedule 14D-9. At the meeting of the Special Committee on January 26, 2025, Qatalyst Partners rendered to the Special Committee its oral opinion, subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the Unaffiliated Stockholders was fair, from a financial point of view, to such holders. Qatalyst Partners delivered its written opinion, dated January 26, 2025, to the Special Committee following this meeting of the Special Committee.
The full text of the opinion of Qatalyst Partners, dated as of January 26, 2025, is attached to this Schedule 14D-9 as Annex B and is incorporated into this Schedule 14D-9 by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was delivered to, and provided for the information of, the Special Committee (in its capacity as such) and addresses only, as of the date of the opinion, based upon and subject to the various other assumptions, qualifications, limitations and other matters set forth therein, the fairness, from a financial point of view, of the Merger Consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the Unaffiliated Stockholders to such holders, and it does not address any other aspect of the Transactions. It does not constitute a recommendation as to whether any holder of Shares should tender Shares in connection with the Offer and does not in any manner address the price at which Shares will trade or otherwise be transferable at any time. The summary of Qatalyst Partners’ opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached to this Schedule 14D-9 as Annex B.
For purposes of the opinion set forth therein, Qatalyst Partners reviewed a draft of the Merger Agreement dated January 26, 2025 (the “Draft Merger Agreement”), certain related documents and certain publicly available financial statements and other business and financial information of AspenTech. Qatalyst Partners also reviewed the

Management Projections (as defined in the section entitled “—Certain Unaudited Prospective Financial Information of AspenTech”). Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of AspenTech with senior management of AspenTech. Qatalyst Partners also reviewed the historical market prices and trading activity of the Shares and compared the financial performance of AspenTech and the prices and trading activity of the Shares with that of certain other selected publicly traded companies and their securities. In addition, Qatalyst Partners reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as it deemed appropriate.
In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst Partners by AspenTech. With respect to the Management Projections, Qatalyst Partners was advised by AspenTech’s management, and Qatalyst Partners assumed based on discussions with the management of AspenTech and the Special Committee, that the Management Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of AspenTech of the future financial performance of AspenTech and other matters covered thereby. Qatalyst Partners expressed no view as to the Management Projections or the assumptions on which they were based. Qatalyst Partners assumed that the Transactions would be consummated in accordance with the terms set forth in the Draft Merger Agreement, without any modifications, waivers or delays and such terms would not differ materially from the final executed Merger Agreement. In addition, Qatalyst Partners assumed that in connection with the receipt of all the necessary approvals of the proposed Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on AspenTech or the contemplated benefits expected to be derived in the proposed Offer and the Merger. Qatalyst Partners relied upon, without independent verification, the assessment of AspenTech and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of AspenTech or its affiliates, nor was Qatalyst Partners furnished with any such evaluation or appraisal. In addition, Qatalyst Partners relied, without independent verification, upon the assessment of the management of AspenTech as to the existing and future technology and products of AspenTech and the risks associated with such technology and products. In arriving at its opinion, Qatalyst Partners was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving AspenTech. Qatalyst Partners’ opinion has been approved by Qatalyst Partners’ opinion committee in accordance with its customary practice. Qatalyst Partners’ opinion does not constitute a recommendation as to whether any holder of Shares should tender Shares in connection with the Offer or any other matter and does not in any manner address the price at which the Shares will trade at any time.
Qatalyst Partners’ opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect Qatalyst Partners’ opinion and the assumptions used in preparing it, and Qatalyst Partners did not assume any obligation to update, revise or reaffirm its opinion. Qatalyst Partners’ opinion did not address the underlying business decision of AspenTech to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to AspenTech. Qatalyst Partners’ opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the Unaffiliated Stockholders, and Qatalyst Partners expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of AspenTech or any of its affiliates, or any class of such persons, relative to such consideration. Qatalyst Partners was not asked to, nor did it express any view on and its opinion did not address, any other term or aspect of the Draft Merger Agreement or the Transactions. This includes, without limitation, the structure or form of the Transactions or any consideration to be received in connection therewith, or the impact of the Transactions on the holders of any class of securities (other than the Unaffiliated Stockholders), creditors or other constituencies of AspenTech or any other party.
The following is a brief summary of the material analyses performed by Qatalyst Partners in connection with its opinion dated January 26, 2025. The analyses and factors described below must be considered as a whole; considering any portion of such, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners’ opinion. For purposes of its analyses, Qatalyst Partners utilized both the consensus of third-party research analysts’ projections as of January 24, 2025, based on analyst reports provided by AspenTech management (the “Street Case”) and the Management Projections. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners’ financial analyses.
Discounted Cash Flow Analysis
Qatalyst performed a discounted cash flow analysis, which is designed to imply a range of potential per-share present values for the Shares as of December 31, 2024, by:
•	adding:
a)
the implied net present value of the estimated future Unlevered Free Cash Flows (the “UFCF”) of AspenTech, based on the Management Projections for the third quarter of fiscal year 2025 through fiscal year 2030 (which implied present value was calculated using a range of discount rates of 9.5% to 11.5%, based on an estimated weighted average cost of capital for AspenTech);

b)
the implied net present value of a corresponding terminal value of AspenTech, calculated by multiplying AspenTech’s estimated UFCF of approximately $891 million (exclusive of approximately $56 million of incremental taxes related to AspenTech’s deferred tax liabilities, the remaining balance of which are valued separately by Qatalyst Partners below) in fiscal year 2030, based on the Management Projections (assuming an effective tax rate of 20%, as provided by AspenTech management), by a range of fully diluted enterprise value to next-twelve-months estimated UFCF multiples of 20.0x to 30.0x (which were chosen based on Qatalyst’s professional judgment and experience), and discounted to present value using the same range of discount rates used in item (a) above; and

c)
net cash and cash equivalents as of December 31, 2024, as provided by the management of AspenTech, adjusted for the holdback related to the acquisition of Open Grid Systems Limited, expected to be paid in FY26 and inclusive of tax-affected pension liabilities as of June 30, 2024, as disclosed in the Annual Report on Form 10-K for the annual period ended June 30, 2024, filed with the SEC by AspenTech on August 13, 2024;

•
subtracting the present value of deferred tax liabilities for the fiscal years 2030 and beyond, as provided by the management of AspenTech, discounted to present value using the same range of discount rates used in item (a) of the bullet above; and

•
dividing the resulting amount by the number of fully diluted shares of common stock outstanding (calculated utilizing the treasury stock method), which takes into account outstanding stock options, performance stock units, and restricted stock units of AspenTech as of January 17, 2025, as provided by the management of AspenTech, with each of the above-referenced estimated future UFCFs and terminal values having also been adjusted for the degree of estimated dilution to current stockholders through each respective applicable period (which totaled approximately 0.5% annually throughout the period covered by the Management Projections) due to the estimated net effects of equity issuances and cancellations related to future equity compensation, based on estimates of future dilution provided by the management of AspenTech.

Based on the calculations set forth above, this analysis implied a range of values for the Shares of approximately $200.02 to $305.22 per share.
Selected Companies Analysis
Qatalyst compared selected financial information and public market multiples for AspenTech with publicly available financial information and public market multiples for selected companies. The companies used in this comparison included those listed below, which were selected by Qatalyst in its professional judgment based on factors including that they are publicly traded companies in similar lines of business to AspenTech, have a similar business model, have similar financial performance or have other relevant or similar characteristics.
Based upon third-party research analyst consensus estimates as of January 24, 2025, and using the closing prices as of January 24, 2025 for shares of the selected companies, Qatalyst calculated, among other things, the fully diluted equity value divided by the Levered Free Cash Flow (“LFCF”) for the calendar year 2025 (the “CY2025E LFCF Multiples”), for each of the selected companies, as shown below:

Selected Companies	CY2025E LFCF Multiple
Cadence Design Systems, Inc.	60.9x
Nemetschek SE	47.9x
Synopsys, Inc.	45.5x
SAP SE	40.7x
Palo Alto Networks, Inc.	35.2x
Bentley Systems, Incorporated	33.4x
Autodesk, Inc.	32.4x
Dassault Systèmes SE	31.7x
Workday, Inc.	29.1x
PTC Inc.	26.2x
Salesforce, Inc.	23.9x
Adobe Inc.	21.0x
Informatica Inc.	17.4x

Based on an analysis of the CY2025E LFCF Multiples for the selected companies and the application of its professional judgment, Qatalyst selected a representative multiple range of 26.0x to 40.0x.
Qatalyst then applied this range to AspenTech’s estimated LFCF for calendar year 2025, based on the Management Projections and based on the Street Case. Based on the calculations set forth above, and based on the fully diluted Shares outstanding as of January 17, 2025 (calculated using the same methodology as used in the section above entitled “Discounted Cash Flow Analysis”), this analysis implied a range of values for the Shares of approximately $155.51 to $238.66 per share based on the Management Projections for calendar year 2025 and $170.01 to $260.90 per share based on the Street Case for calendar year 2025.
No company included in the selected companies analysis is identical to AspenTech. In evaluating the selected companies, Qatalyst made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of AspenTech, such as the impact of competition on AspenTech’s business or the industry in general, industry growth and the absence of any material adverse change in AspenTech’s financial condition and prospects or the industry or in the financial markets in general. Individual multiples or mathematical analyses, such as determining the arithmetic mean, median or the high or low, are not in themselves meaningful methods of using selected company data.
Selected Transactions Analysis
Qatalyst compared transaction multiples and selected financial information for 34 selected transactions. The transactions used in this comparison were selected by Qatalyst based on factors including that they are acquisitions of publicly traded companies in similar lines of business to AspenTech or that have a similar business models, financial performance or other relevant characteristics.
For each of the selected transactions listed below, Qatalyst Partners reviewed, among other things, (a) the implied fully diluted enterprise value of the target company as a multiple of the next-twelve-months revenue of the target company (the “NTM Revenue Multiples”), (b) the implied fully diluted enterprise value of the target company as a multiple of mean third-party research analyst consensus estimates of the next-twelve-months earnings before interest, tax, depreciation and amortization (“EBITDA”) of the target company (the “NTM EBITDA Multiples”) and (c) the implied fully diluted equity value of the target company as a multiple of mean third-party research analyst consensus estimates of the next-twelve-months LFCF of the target company (the “NTM LFCF Multiples”).

Announcement Date	Target	Acquiror	NTM Revenue Multiple	NTM EBITDA Multiple	NTM LFCF Multiple
10/31/24	Altair Engineering Inc.	Siemens AG	14.6x	64.4x	77.6x
09/24/24	Smartsheet Inc.	Blackstone Inc. and Vista Equity Partners Management, LLC	6.4x	35.0x	31.1x
09/09/24	Squarespace, Inc.	Permira Holdings Limited	5.6x	22.9x	23.2x
07/25/24	Instructure Holdings, Inc.	Kohlberg Kravis Roberts & Co. L.P.	6.9x	16.9x	20.1x
06/07/24	PowerSchool Holdings, Inc.	Bain Capital, L.P.	7.2x	21.0x	28.2x

Announcement Date	Target	Acquiror	NTM Revenue Multiple	NTM EBITDA Multiple	NTM LFCF Multiple
02/15/24	Altium Limited	Renesas Electronics Corporation	16.2x	43.9x	60.6x
01/16/24	ANSYS, Inc.(1)	Synopsys, Inc.	14.5x	33.5x	48.8x
09/21/23	Splunk Inc.	Cisco Systems, Inc.	7.1x	30.9x	29.3x
12/12/22	Coupa Software Incorporated	Thoma Bravo, L.P.	8.4x	37.5x	39.3x
09/21/22	AVEVA Group plc(2)	Schneider Electric S.E.	7.5x	24.7x	33.4x
05/26/22	VMware, Inc.(1)	Broadcom Inc.	5.1x	15.1x	16.6x
05/04/22	Black Knight, Inc.(1)	Intercontinental Exchange, Inc.	9.7x	19.7x	28.2x
01/31/22	Citrix Systems, Inc.	Evergreen Coast Capital Corp. (now Elliot Investment Management LP) and Vista Equity Partners Management, LLC	5.1x	16.0x	17.9x
12/20/21	Cerner Corporation	Oracle Corporation	4.8x	14.1x	23.9x
12/07/21	Mimecast Limited	Permira Holdings Limited	8.8x	32.1x	40.6x
11/07/21	McAfee Corp.	Investor group led by Advent International Corporation	7.4x	17.0x	14.5x
08/19/21	Inovalon Holdings, Inc.	Equity consortium led by Nordic Capital	8.8x	25.0x	41.5x
08/05/21	Cornerstone OnDemand, Inc.	Clearlake Capital Group, L.P.	5.9x	18.8x	18.4x
12/21/20	RealPage, Inc.	Thoma Bravo, L.P.	8.2x	28.9x	37.8x
12/17/19	LogMeIn, Inc.	Francisco Partners Management LLC and Elliot Investment Management L.P.	3.4x	10.7x	14.0x
06/12/19	Medidata Solutions, Inc.	Dassault Systèmes SE	7.5x	31.0x	—
10/28/18	Red Hat, Inc.	International Business Machines Corporation	9.3x	33.8x	33.8x
03/06/18	CommerceHub, Inc.	GTCR LLC and Sycamore Partners	8.6x	20.5x	26.8x
12/14/16	Neustar, Inc.	Golden Gate Capital L.P.	2.3x	5.0x	5.9x
11/14/16	Mentor Graphics Corporation	Siemens AG	3.7x	15.7x	—
09/19/16	Infoblox Inc.	Vista Equity Partners Management, LLC	3.7x	19.4x	21.9x
07/07/16	AVG Technologies N.V.	Avast Software s.r.o.	3.2x	9.0x	13.2x
06/15/15	DealerTrack Technologies, Inc.	Cox Automotive, Inc.	4.1x	19.4x	20.0x
04/07/15	Informatica Corporation	Permira Holdings Limited and Canada Pension Plan Investment Board	4.3x	18.1x	22.1x
02/02/15	Advent Software, Inc.	SS&C Technologies Holdings, Inc.	6.4x	18.0x	24.1x
12/15/14	Riverbed Technology, Inc.	Thoma Bravo, L.P.	3.2x	11.5x	15.5x
05/06/13	BMC Software, Inc.	Investor group led by Bain Capital, LP	3.1x	7.9x	10.6x
07/02/12	Quest Software, Inc.	Dell Inc.	2.5x	10.9x	12.8x
07/01/11	Blackboard Inc.	Providence Equity Partners, LLC	3.2x	12.6x	16.2x

(1)	Transaction consideration included stock.
(2)	AVEVA statistics reflect 2022 buy-out of its minority shareholders by Schneider Electric.
Based on the analysis of the NTM Revenue Multiples for the selected transactions and its professional judgment, Qatalyst Partners selected a representative multiple range of 7.5x to 14.5x. Qatalyst Partners applied these ranges to AspenTech’s revenue (calculated for the twelve-month period ending on September 30, 2025) based on the Street Case. Based on the number of fully diluted Shares outstanding as of January 17, 2025 (calculated using the same methodology as used in the section above entitled “Discounted Cash Flow Analysis”) as provided by AspenTech management, this analysis implied a range of values for the Shares of approximately $147.93 to $282.13 per Share.
Based on the analysis of the NTM EBITDA Multiples for the selected transactions and its professional judgment, Qatalyst Partners selected a representative multiple range of 24.7x to 33.5x. Qatalyst Partners applied these ranges to AspenTech’s next-twelve months EBITDA (calculated for the twelve-month period ending on September 30, 2025) based on the Street Case. Based on the number of fully diluted Shares outstanding as of January 17, 2025 (calculated using the same methodology as used in the section above entitled “Discounted Cash Flow Analysis”) as provided by AspenTech management, this analysis implied a range of values for the Shares of approximately $224.15 to $302.90 per Share.
Based on the analysis of the NTM LFCF Multiples for the selected transactions and its professional judgment, Qatalyst Partners selected a representative multiple range of 33.4x to 48.8x. Qatalyst Partners applied these ranges to AspenTech’s next-twelve months LFCF (calculated for the twelve-month period ending on September 30, 2025) based on the Street Case. Based on the number of fully diluted Shares outstanding as of January 17, 2025 (calculated using the same methodology as used in the section above entitled “Discounted Cash Flow Analysis”) as provided by AspenTech management, this analysis implied a range of values for the Shares of approximately $198.45 to $289.64 per Share.
No company or transaction utilized in the selected transactions analysis is identical to AspenTech or the Transactions. In evaluating the selected transactions, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond AspenTech’s control, such as the impact of competition on AspenTech’s business or the industry generally, industry growth and the absence of any material adverse change in AspenTech’s financial condition and prospects or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Individual multiples or mathematical analyses, such as determining the arithmetic mean, median or the high or low, are not in themselves meaningful methods of using selected transactional data. Because of the unique circumstances of each of these transactions and the Offer and the Merger, Qatalyst Partners cautions against placing undue reliance on this information.
Preliminary Presentations
In addition to the presentations made to the Special Committee and the Board on January 26, 2025, the date on which Qatalyst Partners delivered its opinion, as described above, Qatalyst Partners made other presentations to the Special Committee, including presentations made on November 19, 2024, December 7, 2024, December 22, 2024, January 5, 2025, and January 19, 2025, copies of which have been attached as exhibits to the Transaction Statement on Schedule 13E-3 with respect to the Transactions (such presentations attached as exhibits to the Transaction Statement on Schedule 13E-3 with respect to the Transactions, collectively referred to as the “Preliminary Qatalyst Partners Presentations”). A summary of the Preliminary Qatalyst Partners Presentations is provided below which does not list all information contained in the Preliminary Qatalyst Partners Presentations and is qualified in its entirety by reference to the respective exhibits attached to the Transaction Statement on Schedule 13E-3 with respect to the Transactions.
The November 19, 2024 materials presented to the Special Committee included, among other things for illustrative purposes, (i) potential multiples to selected financial metrics of AspenTech implied by various transaction values (based on research analyst consensus estimates for AspenTech), (ii) historical trading performance and trading volumes of the Shares, (iii) certain trading multiples of AspenTech and selected other publicly traded companies, (iv) certain transaction multiples observed in selected precedent transactions and (v) certain commentary regarding Emerson’s proposal by certain equity research analysts.
The December 7, 2024 materials presented to the Special Committee included, among other things for illustrative purposes, certain preliminary illustrative financial analyses.
The December 22, 2024 materials presented to the Special Committee included, among other things for illustrative purposes, certain financial metrics, including various multiples and premia, implied in selected precedent transactions.
The January 5, 2025 materials presented to the Special Committee included, among other things for illustrative purposes, (i) potential impacts on certain financial metrics, including earnings per share accretion / dilution, for Emerson after giving effect to the Merger (based on research analyst consensus estimates for Emerson and estimates of AspenTech’s management and research analyst consensus estimates for AspenTech) at various transaction values, (ii) certain financial implications of illustrative synergies that may be achieved by Emerson as a result of the Merger and (iii) potential impacts of certain hypothetical acquisition scenarios that AspenTech could potentially pursue, including free cash flow per share accretion / dilution, for AspenTech after giving effect to the hypothetical acquisition (based on estimates of AspenTech’s management and research analyst consensus estimates for AspenTech and estimates of AspenTech’s management for the illustrative target)
The January 19, 2025 materials presented to the Special Committee included, among other things for illustrative purposes at the Special Committee’s request, (i) potential impacts of certain hypothetical acquisition scenarios that AspenTech could potentially pursue, including free cash flow per share accretion / dilution, for AspenTech after giving effect to the hypothetical acquisition (based on estimates of AspenTech’s management and research analyst consensus estimates for AspenTech and estimates of AspenTech’s management for the illustrative target) and (ii) illustrative valuations of AspenTech based on preliminary discounted cash flow analyses after giving effect to such hypothetical acquisition.
Miscellaneous
In connection with the review of the Transactions by the Special Committee, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners’ view of the actual value of AspenTech. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond AspenTech’s control. Any estimates contained in Qatalyst Partners’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Merger Consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the Unaffiliated Stockholders. This analysis does not purport to be an appraisal or to reflect the price at which the Shares might actually trade or may otherwise be transferable at any time.
Qatalyst Partners’ opinion and its presentation to the Special Committee were among many factors considered by the Special Committee in determining to recommend that the Board approve the Transactions and by the Board in deciding to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Special Committee or the Board with respect to the Offer Price to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the Unaffiliated Stockholders. The Merger Consideration was determined through arm’s-length negotiations between AspenTech and Emerson and was recommended by the Special Committee to the Board and ultimately approved by the Board. Qatalyst Partners did not, however, recommend any specific consideration to the Special Committee or that any specific consideration constituted the only appropriate consideration for the Transactions.
Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of AspenTech, Emerson or certain of their respective affiliates. During the two-year period prior to the date of Qatalyst Partners’ opinion, no material relationship existed between Qatalyst Partners or any of its affiliates, on the one hand, and AspenTech or Emerson on the other hand, pursuant to which compensation was received by Qatalyst Partners or its affiliates. Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to AspenTech or Emerson and their respective affiliates for which Qatalyst Partners would expect to receive compensation.
Under the terms of its engagement letter, Qatalyst Partners provided the Special Committee with financial advisory services in connection with the Transactions for which it will be paid an aggregate amount currently estimated at approximately $57 million, $7.5 million of which was payable upon delivery of its opinion (regardless of the conclusion reached in the opinion), $250,000 of which was payable upon signing the engagement letter with Qatalyst Partners, and the remaining portion of which will be paid upon, and subject to, the closing of the Transactions. AspenTech has also agreed to reimburse Qatalyst Partners for its expenses incurred in performing its services.

AspenTech has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents, employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under the federal securities laws and certain expenses related to or arising out of Qatalyst Partners’ engagement.
None of the Preliminary Qatalyst Partners Presentations, alone or together, constitutes Qatalyst Partners’ opinion with respect to the Offer Price or the Merger Consideration. Each of the analyses performed in the Preliminary Qatalyst Partners Presentations was subject to further updating and subject to the final financial analysis presented to the Special Committee and, subsequently, the Board on January 26, 2025, by Qatalyst Partners, which is summarized above and which superseded all analyses performed in the Preliminary Qatalyst Partners Presentations. Each of these analyses was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Qatalyst Partners as of, the date on which Qatalyst Partners performed such analyses. Accordingly, the results of the financial analyses may have differed due to changes in those conditions and other information. Not all of the written and oral presentations by Qatalyst Partners contained all of the financial analyses included in the January 26, 2025 presentation.
Opinion of Citi
The Special Committee engaged Citi as its financial advisor in connection with the proposed Offer and the Merger. On January 26, 2025, Citi rendered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Citi’s written opinion addressed to the Special Committee dated the same date) as to, as of January 26, 2025, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Citi as set forth in its written opinion, the fairness, from a financial point of view, to the holders of AspenTech common stock, other than Emerson and its subsidiaries, Emerson’s and its subsidiaries’ directors and officers and AspenTech’s directors and officers (referred to in this section as the “Excluded Holders”), of the consideration to be received by such holders in the Offer and the Merger pursuant to the Merger Agreement.
The full text of Citi’s written opinion, which describes, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached as Annex C to this Schedule 14D-9. The description of Citi’s opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. Citi’s opinion was directed to the Special Committee, in its capacity as such, and addressed only the fairness, from a financial point of view and as of the date of such opinion, to the holders of the Shares, other than the Excluded Holders, of the consideration to be received by such holders in the Offer and the Merger pursuant to the Merger Agreement. Citi’s opinion did not address any other terms, aspects or implications of the Transactions. Citi expressed no view as to, and its opinion did not address, the underlying business decision of AspenTech to effect or enter into the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for AspenTech or the effect of any other transaction which AspenTech might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation as to how the Special Committee, the Board or any stockholder should vote or act on any matters relating to the Transactions, including whether any stockholder should tender its Shares into the Offer.
In arriving at its opinion, Citi, among other things:
•	reviewed a proposed execution version of the Merger Agreement;
•	held discussions with certain senior officers, directors and other representatives and advisors of AspenTech concerning the businesses, operations and prospects of AspenTech;
•
examined certain publicly available business and financial information relating to AspenTech, as well as certain financial forecasts and other information and data relating to AspenTech which were provided to Citi by AspenTech and/or discussed with Citi by the management of AspenTech;

•
reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of the Shares; the historical and projected earnings and other operating data of AspenTech; and the capitalization and financial condition of AspenTech;

•
considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Offer and the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of AspenTech; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.
In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the management of AspenTech that they were not aware of any relevant information that had been omitted or that remained undisclosed to Citi. With respect to financial forecasts and other information and data relating to AspenTech provided to or otherwise reviewed by or discussed with Citi, Citi had been advised by the management of AspenTech that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of AspenTech as to the future financial performance of AspenTech and the other matters addressed thereby. Citi assumed, with AspenTech’s consent, that the financial results reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. Citi expressed no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data are based) provided to or otherwise reviewed by or discussed with Citi and Citi assumed, at AspenTech’s direction, that such financial forecasts and other information or data represent a reasonable basis upon which to evaluate AspenTech and the Transactions.
Citi assumed, with AspenTech’s consent, that the Offer and the Merger would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on AspenTech or the contemplated benefits of the Offer and the Merger or that otherwise would be meaningful in any respect to Citi’s analyses or opinion. Representatives of AspenTech had advised Citi, and Citi further assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the draft reviewed by Citi.
Citi did not express any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Offer and the Merger or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting AspenTech, and Citi relied, with AspenTech’s consent, upon the assessments of representatives of AspenTech as to such matters. Citi had not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of AspenTech, nor had Citi made any physical inspection of the properties or assets of AspenTech. Citi did not evaluate the solvency or fair value of AspenTech, Emerson or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Citi expressed no view or opinion as to the potential impact on AspenTech or any other entity of any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent or other orders or investigations.
Citi’s opinion addressed only the fairness, from a financial point of view and as of the date thereof, of the consideration to be paid in the Offer and the Merger (to the extent expressly specified therein), without regard to individual circumstances of specific holders (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) which may distinguish such holders. Citi’s opinion did not address any other terms, aspects or implications of the Merger, including, without limitation, the form or structure of the Transactions or any terms, aspects or implications of any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Offer or the Merger or otherwise.
Citi was not requested to, and Citi did not, solicit third party indications of interest in the possible acquisition of all or a part of AspenTech, nor was Citi requested to consider, and Citi’s opinion does not address, the underlying business decision of AspenTech to effect or enter into the Merger Agreement or the Transactions, the relative merits of the Transactions as compared to any alternative business strategies that might exist for AspenTech or the effect of any other transaction in which AspenTech might engage. Citi expressed no view as to, and Citi’s opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Transactions contemplated by the Merger Agreement (in their capacity as such), or any class of such persons, relative to the consideration or otherwise. Citi’s opinion is necessarily based upon information available to Citi and upon financial, stock market and other conditions and circumstances existing, as of the date of its opinion. Although developments occurring or coming to Citi’s attention after the date of its opinion may affect Citi’s opinion, Citi has no obligation to update, revise or reaffirm its opinion.
In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.
In its analyses, Citi considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Citi’s analyses for comparative purposes is identical to AspenTech or the proposed Merger. While the results of each analysis were taken into account in reaching Citi’s overall conclusion with respect to the fairness, from a financial point of view, of the Merger Consideration (to the extent expressly specified in Citi’s opinion), Citi did not make separate or quantifiable judgments regarding individual analyses. The reference ranges indicated by Citi’s financial analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond AspenTech’s or Citi’s control. Much of the information used in, and accordingly the results of, Citi’s analyses are inherently subject to substantial uncertainty.
Citi was selected by AspenTech to act as its financial advisor based on Citi’s qualifications, experience and reputation. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the Offer and the Merger or opine that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger were determined through negotiations between AspenTech and Emerson and the decision of AspenTech to enter into the Merger Agreement was solely that of the Special Committee and the Board.
Citi’s opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in deciding to consider, approve and declare the advisability of the Merger Agreement and the Transactions and to recommend that the Board, among other things, approve and authorize the Merger Agreement and recommend that AspenTech’s stockholders accept the Offer. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Special Committee with respect to the consideration or of whether the Special Committee, the Board or management would have been willing to agree to a different consideration. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.
Summary of Financial Analyses of Citi
The following is a summary of the material financial analyses performed by Citi in connection with its oral opinion and the preparation of its written opinion to the Special Committee, both provided as of January 26, 2025. The following summary is not a complete description of the financial analyses performed and factors considered by Citi in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed before January 26, 2025. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Citi, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Citi’s opinion. Furthermore, mathematical analysis is not in itself a meaningful method of using the data referred to below.
For purposes of its financial analysis and opinion, Citi compared ranges of values indicated by its analyses with the per share Merger Consideration of $265. For its analyses, Citi utilized and relied upon the number of issued and outstanding shares of AspenTech provided by AspenTech’s management.
Selected Public Companies Analysis
Citi performed a selected public companies analysis of AspenTech for which Citi reviewed certain financial and stock market information relating to AspenTech and the selected publicly traded companies listed below that are engaged in the technical software business and which Citi deemed comparable to AspenTech in one or more respects.
For the selected companies noted below, Citi considered, among other things, the ratio of equity value (“Equity Value”) (defined as such company’s fully diluted equity market capitalization) to calendar year 2025 estimated levered free cash flow (“LFCF”) (calculated as net cash provided by operating activities less capital expenditures) based on research consensus estimates. For purposes of Citi’s analyses, in deriving ranges of implied values for AspenTech, Citi used the estimates reflected in the Management Projections (as defined in the section entitled “—Certain Unaudited Prospective Financial Information of AspenTech—Projections”) for the applicable financial data for AspenTech.
The selected companies, and the corresponding multiples, considered by Citi for its analysis of AspenTech were:

Selected Companies	Equity Value / 2025E LFCF
Autodesk, Inc.	32.4x
Bentley Systems, Incorporated	33.4x
Dassault Systèmes SE	31.7x
Nemetschek SE	47.9x
PTC Inc.	26.2x

Citi noted that, based on market data as of January 24, 2025, the low, high and median Equity Value to estimated calendar year 2025E LFCF multiples for the selected companies were 26.2x, 47.9x, and 32.4x, respectively. Based upon the application of its professional judgment and experience, Citi applied the multiple range of 30.0x to 40.0x to AspenTech’s estimated calendar year 2025E LFCF (based on the Management Projections). This analysis indicated an approximate implied per share Equity Value reference range for AspenTech of $179 to $239, as compared to the per Share consideration in the Offer and the Merger of $265.
Selected Precedent Transactions Analysis
Citi performed a selected precedent transactions analysis of AspenTech, which is designed to derive an implied value of a company based on publicly available financial terms for selected transactions. In connection with its analysis, Citi reviewed publicly available financial data for certain transactions involving targets that it deemed comparable in one or more respects since 2020.
The selected transactions, and the corresponding multiples referred to below, considered by Citi for its analysis of AspenTech were:

Date Announced	Target	Acquiror	Equity Value / NTM LFCF
10/24	Altair Engineering Inc.	Siemens AG	69.7x
02/24	Altium Limited	Renesas Electronics Corporation	61.2x
01/24	Ansys Inc.	Synopsis, Inc.	45.5x
06/23	ESI Group SA	Keysight Technologies, Inc.	53.1x
09/22	Aveva Plc	Schneider Electric	33.4x
10/21	Aspen Technology, Inc.	Emerson Electric Co.	37.4x
02/20	RIB Software SE	Schneider Electric	49.1x

The financial data reviewed by Citi included the Equity Value implied by the Transaction as a multiple of estimated LFCF for the twelve-month period following announcement of the transaction (“NTM LFCF”), based on research consensus estimates. Citi noted that the low, high, mean and median transaction value to NTM LFCF multiples for the selected transactions were 33.4x, 69.7x, 49.9x and 49.1x, respectively. Based on the application of its professional judgment and experience, Citi applied the multiple range of 37.4x to 50.0x to AspenTech’s estimated calendar year 2025E LFCF (based on the Management Projections). This analysis indicated an approximate implied per share Equity Value reference range for AspenTech of $223 to $298, as compared to the per Share consideration in the Offer and the Merger of $265.
Discounted Cash Flow Analysis
Citi performed a discounted cash flow analysis for AspenTech by calculating the estimated present value (as of December 31, 2024) of the standalone unlevered free cash flows (calculated for purposes of the discounted cash flow analysis after giving effect to estimates of stock-based compensation provided by AspenTech management, “Post-SBC UFCF”) that AspenTech was forecasted to generate during the six months ended June 30, 2025 and the fiscal years ending June 30, 2026 through June 30, 2030 based on the Management Projections. Based on its judgment and experience, Citi applied a perpetuity growth rate of 6.0% to 8.0% to AspenTech’s estimated terminal year Post-SBC UFCF. Terminal year Post-SBC UFCF was calculated based on fiscal year 2030E Post-SBC UFCF, adjusted, as approved by AspenTech management and the Special Committee, (i) to exclude the change in estimated deferred tax liability in fiscal year 2030 and (ii) to set terminal year depreciation and amortization equal to capital expenditures. The present values (as of December 31, 2024) of the cash flows, implied terminal values and the cash tax impact of the remaining deferred tax liability in fiscal years 2031 to 2033 were then calculated using a selected range of discount rates of 11.7% to 12.9%. This analysis indicated an approximate implied per share Equity Value reference range for AspenTech of $153 to $271, as compared to the per Share consideration in the Offer and the Merger of $265.
Certain Additional Information
Citi also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including the following:
Historical Trading Prices
Citi reviewed the historical trading range of the Shares for the 52-week period through November 4, 2024 (the last trading day before Emerson publicly disclosed its proposal). Citi noted that the low and high closing prices for the Shares were as follows:

Subject	Low	High
AspenTech Shares	$163.41	$240.83

Equity Research
Citi reviewed sell-side analyst price targets for the Shares published by five equity research analysts between September 17, 2024 and the date Emerson publicly disclosed its proposal. These targets generally reflect each analyst’s estimate of the 12-month future public market trading price per Share and were not discounted to reflect present values. The range of undiscounted price targets for the Shares was $217 per Share to $265 per Share. To facilitate a comparison with the consideration in the Offer and the Merger, Citi discounted the price target range to present value by applying, for a one-year discount period, an illustrative discount rate of 12.7%, which was selected by Citi based on AspenTech’s assumed cost of equity. The resulting discount indicated a range of discounted price targets for Shares of approximately $193 per share to $235 per share. The price targets published by equity research analysts do not necessarily reflect current market trading prices for the Shares and these estimates are subject to uncertainties, including the future financial performance of AspenTech and future financial market conditions.
Selected Precedent Squeeze Out Transactions
Citi reviewed selected U.S. all cash minority squeeze-out transactions, where the acquiror owned in excess of 50% of the target’s common stock, that had announced since January 2010 through the date of its opinion and observed the final price paid in the transaction relative to the price reflected by the initial public proposal. Citi noted that the final price paid reflected an increase over the initial public proposal of 3% (low), 8.3% (25th percentile), 13% (mean), 13% (median), 18.7% (75th percentile) and 21% (high). Applying the 25th and 75th percentiles to Emerson’s initial proposed price of $240 per share indicated an illustrative potential range of offer prices of $260 to $285.
Miscellaneous
Citi acted as a financial advisor to the Special Committee in connection with the proposed Transactions contemplated by the Merger Agreement and will receive a fee estimated to be $46 million for such services, a significant portion of which is contingent upon the consummation of the Offer or the Merger. Citi received a fee of $250,000 in connection with the execution of its engagement letter relating to the Transactions and became entitled to receive a fee of $7,500,000 in connection with the delivery of its opinion. AspenTech agreed to reimburse Citi for its expenses, including fees and expenses of counsel, incurred in connection with its engagement. In addition, AspenTech agreed to indemnify Citi and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Citi’s engagement.
Citi and its affiliates in the past have provided, and currently provide, services to AspenTech and Emerson unrelated to the proposed Transactions, for which services Citi and such affiliates have received and expect to receive compensation, including, without limitation, during the two-year period prior to delivery of its opinion, (a) for AspenTech, having acted as a joint lead arranger for a credit facility and having provided other services for which Citi received a fee and (b) for Emerson, having acted as a joint lead arranger for a credit facility and having provided other services for which Citi received a fee. During the two years prior to the delivery of its opinion, Citi and its affiliates (a) did not receive fees from AspenTech for investment banking services and received approximately $500,000 in fees for other services and (b) received from Emerson fees of approximately $200,000 for investment banking services and approximately $9 million in fees for other services. In addition, an affiliate of Citi engaged in the commercial lending business is acting as lender in credit facilities for each of AspenTech and Emerson. The chair of the board of directors of Emerson is a member of the board of directors of Citigroup Inc. In the ordinary course of its business, Citi and its affiliates may actively trade or hold the securities of AspenTech and Emerson for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with AspenTech, Emerson and their respective affiliates.
Other Presentations by Citi
In addition to the presentation delivered to the Special Committee on January 26, 2025 (the date on which Citi rendered its opinion), which has been filed with the SEC as an exhibit to the Schedule 13E-3 filed in connection with the Transactions and as described above, copies of the preliminary illustrative presentation delivered by Citi to the Special Committee referred to below are also attached as exhibits to the Schedule 13E-3.
On January 19, 2025, for illustrative purposes, at the Special Committee’s request, Citi and Qatalyst Partners provided to the Special Committee materials that included, among other things, (i) potential impacts of certain hypothetical acquisition scenarios that AspenTech could potentially pursue, including free cash flow accretion / dilution for AspenTech after giving effect to the hypothetical acquisition (based on estimates of AspenTech’s management and research analyst consensus estimates for AspenTech and estimates of AspenTech’s management for the illustrative target) and (ii) illustrative values based on preliminary discounted cash flow analyses regarding AspenTech after giving effect to the hypothetical acquisition. The January 19, 2025 presentation does not constitute, or form the basis of, an opinion of Citi or Qatalyst Partners with respect to the Merger Consideration, and was based on economic, monetary, market and other conditions as in effect on, and the information made available to Citi and Qatalyst Partners as of, the date of that presentation.
On January 5, 2025, for illustrative purposes, Citi and Qatalyst Partners provided to the Special Committee materials that included, among other things, (i) potential impacts of various transaction values on certain financial metrics, including earnings per share accretion / dilution, for Emerson after giving effect to the Merger (based on research analyst consensus estimates for Emerson and estimates of AspenTech’s management and research analyst consensus estimates for AspenTech), (ii) certain financial implications of illustrative synergies that may be achieved by Emerson as a result of the Merger and (iii) potential impacts of certain hypothetical acquisition scenarios that AspenTech could potentially pursue, including free cash flow per share accretion / dilution, for AspenTech after giving effect to the hypothetical acquisition (based on estimates of AspenTech’s management and research analyst consensus estimates for AspenTech and estimates of AspenTech’s management for the illustrative target). The January 5, 2025 presentation does not constitute, or form the basis of, an opinion of Citi or Qatalyst Partners with respect to the Merger Consideration, and was based on economic, monetary, market and other conditions as in effect on, and the information made available to Citi and Qatalyst Partners as of, the date of that presentation.
On December 22, 2024, Citi and Qatalyst Partners provided to the Special Committee materials that included, among other things, certain financial metrics, including various multiples and premia, implied in selected precedent transactions. The December 22, 2024 presentation does not constitute, or form the basis of, an opinion of Citi with respect to the Merger Consideration, and was based on economic, monetary, market and other conditions as in effect on, and the information made available to Citi and Qatalyst Partners as of, the date of that presentation.
On December 7, 2024, Citi provided to the Special Committee materials that included, among other things, certain preliminary illustrative financial analyses. The December 7, 2024 presentation does not constitute, or form the basis of, an opinion of Citi with respect to the Merger Consideration, and was based on economic, monetary, market and other conditions as in effect on, and the information made available to Citi as of, the date of that presentation. The December 7, 2024 presentation included similar information as the information included in the January 26, 2025 presentation, except that the January 26 presentation was updated principally to account for final deal terms and updated market data as of January 24, 2025.
On November 19, 2024, Citi and Qatalyst Partners provided to the Special Committee materials that included, among other things, (i) potential multiples to selected financial metrics of AspenTech implied by various transaction values (based on research analyst consensus estimates for AspenTech), (ii) historical trading performance and trading volumes of the Shares (iii) certain trading multiples of AspenTech and selected other publicly traded companies, (iv) certain transaction multiples observed in selected precedent transactions and (iv) certain commentary regarding Emerson’s proposal by certain equity research analysts. The November 19, 2024 presentation does not constitute, or form the basis of, an opinion of Citi with respect to the Merger Consideration, and was based on economic, monetary, market and other conditions as in effect on, and the information made available to Citi and Qatalyst Partners as of, the date of that presentation.
Certain Unaudited Prospective Financial Information of AspenTech
AspenTech does not, as a matter of course, create projections as to its long-term future financial performance, due to, among other reasons, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized.
Projections
In connection with the Special Committee’s evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, as described in the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement,” AspenTech’s senior management prepared, at the instruction of the Special Committee, certain non-public, unaudited, risk-adjusted, prospective financial information (i) in November 2024 for fiscal years 2025 through 2029 (the November 19 Projections, as defined in the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement”) and (ii) in December 2024 for fiscal years 2025 through 2030 (the December 5 Projections, as defined in the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement”) (the November 19 Projections and the December 5 Projections, collectively, the “Projections”), which were reviewed by the Special Committee. The Projections were prepared based on AspenTech’s continued operation as a stand-alone company and do not take into account the Offer and the Merger.
Although the information in the Projections is presented with numerical specificity, the Projections reflect numerous estimates and assumptions made by AspenTech management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to AspenTech’s business, in each case as of the date the Projections were prepared, all of which are difficult or impossible to predict accurately and many of which are beyond AspenTech’s control.
November 19 Projections
The November 19 Projections were created by AspenTech management on a stand-alone basis based on their experience, judgment and assumptions they considered to be reasonable based on facts known at such time and takes into account the financial impact from the completed acquisition of Open Grid Systems Limited by AspenTech.

The following table summarizes the November 19 Projections:
(Amounts in millions)

	FY2025E	FY2026E	FY2027E	FY2028E	FY2029E
ACV(1)	$1,035	$1,156	$1,299	$1,469	$1,669
Revenue	$1,236	$1,090	$1,227	$1,306	$1,447
Adjusted EBITDA(2)	$569	$392	$495	$538	$640
Levered Free Cash Flow(3)	$351	$456	$505	$619	$727

(1)
AspenTech defines Annual Contract Value (“ACV”) as the estimate of the annual value of the portfolio of term license and software maintenance and support (“SMS”) contracts, the annual value of SMS agreements purchased with perpetual licenses and the annual value of standalone SMS agreements purchased with certain legacy term license agreements, which have become an immaterial part of AspenTech’s business.

(2)
Adjusted EBITDA represents AspenTech’s earnings before interest, taxes, depreciation, and amortization adjusted for non-GAAP expenses related to stock-based compensation and restructuring, acquisition and integration planning related expenses.

(3)
Levered Free Cash Flow is a non-GAAP metric that is calculated as net cash provided by operating activities adjusted for the net impact of purchases of property, equipment and leasehold improvements and payments for capitalized computer software development costs.

December 5 Projections
The December 5 Projections were provided to Qatalyst Partners and Citi, at the direction of the Special Committee, for their use and reliance in connection with their preliminary financial analyses delivered to the Special Committee on December 7, 2024 (as discussed in the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement”).
The December 5 Projections were created by AspenTech management on a stand-alone basis based on their experience, judgment and assumptions they considered to be reasonable based on facts known at such time and takes into account the financial impact from the completed acquisition of Open Grid Systems Limited by AspenTech.
In creating the December 5 Projections, AspenTech management updated certain assumptions underlying the November 19 Projections, resulting in material accounting changes to revenue and adjusted EBITDA from the November 19 Projections, but no material changes to the primary economic measures of AspenTech including ACV and Levered Free Cash Flow. The December 5 Projections incorporated a more comprehensive view of future eligible renewal bookings than the November 19 Projections, including the impact of multiple renewals cycles for contracts with shorter term length, as well as updates to assumptions regarding contract term length for new business transactions that better reflect recent performance trends. As a result, due to ASC Topic 606 revenue recognition, these changes increased GAAP revenue and adjusted EBITDA, but did not change underlying assumptions regarding ACV, collections and Levered Free Cash Flow.
The following table summarizes the December 5 Projections:
(Amounts in millions)

	FY2025E	FY2026E	FY2027E	FY2028E	FY2029E	FY2030E
ACV(1)	$1,035	$1,156	$1,299	$1,469	$1,669	$1,898
Revenue	$1,236	$1,217	$1,472	$1,713	$1,974	$2,241
Adjusted EBITDA(2)	$569	$520	$741	$945	$1,167	$1,322
Levered Free Cash Flow(3)	$360	$480	$501	$638	$735	$834
Unlevered Free Cash Flow(4)	$364	$481	$502	$639	$736	$834(5)

(1)
AspenTech defines ACV as the estimate of the annual value of the portfolio of term license and SMS contracts, the annual value of SMS agreements purchased with perpetual licenses and the annual value of standalone SMS agreements purchased with certain legacy term license agreements, which have become an immaterial part of AspenTech’s business.

(2)
Adjusted EBITDA represents AspenTech’s earnings before interest, taxes, depreciation, and amortization adjusted for non-GAAP expenses related to stock-based compensation and restructuring, acquisition and integration planning related expenses.

(3)
Levered Free Cash Flow is a non-GAAP metric that is calculated as net cash provided by operating activities adjusted for the net impact of purchases of property, equipment and leasehold improvements and payments for capitalized computer software development costs.

(4)
Unlevered Free Cash Flow is a non-GAAP metric that is calculated as Adjusted EBITDA, subtracting the impact of cash taxes paid, and adding or subtracting (as applicable) the net impact of capital expenditures, operational amortization, changes in net working capital, interest income related to ASC 606 revenue recognition of long-term contracts and other non-recurring costs, and is presented before stock-based compensation expense of approximately $55 million per year.

(5)
Fiscal year 2030E value for Unlevered Free Cash Flow is shown in this table on a non-terminal basis. Terminal year methodologies used by Qatalyst Partners and Citi in performing their respective financial analysis can be found in the sections entitled “—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners,” and “—Opinion of AspenTech’s Financial Advisors—Opinion of Citi.”

In connection with Qatalyst Partners and Citi’s use of the December 5 Projections in rendering their respective opinions to the Special Committee and in performing their respective financial analyses as described in the sections entitled “—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners” and “—Opinion of AspenTech’s Financial Advisors—Opinion of Citi,” the Fiscal 2025 forecasts in the December 5 Projections were updated to reflect preliminary actual results provided by AspenTech management from Q2 Fiscal 2025 (the “Q2 2025 Updates,” and the December 5 Projections after giving effect to the Q2 2025 Updates, the “Management Projections”) at the direction of the Special Committee. The Q2 2025 Updates resulted in immaterial changes to revenue, Adjusted EBITDA and Unlevered Free Cash Flow in Fiscal 2025 and did not result in any changes to the outputs in any other fiscal year.
The November 19 Projections and the December 5 Projections were prepared by AspenTech management for internal use only and not for public disclosure and were provided to the Special Committee in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.
The December 5 Projections, at the direction of the Special Committee, were provided to Qatalyst Partners and Citi (and, at the Special Committee’s direction, were updated to reflect the Q2 2025 Updates) for their use and reliance in connection with the rendering of their respective opinions to the Special Committee and in performing their respective financial analyses as described in the sections entitled “—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners” and “—Opinion of AspenTech’s Financial Advisors—Opinion of Citi” (and the December 5 Projections (which were updated, at the direction of the Special Committee, to reflect the Q2 2025 Updates) were the only financial projections that were approved by the Special Committee for such purpose).
Preliminary Projected Financial Information
Prior to the strategic process commenced by AspenTech and formation of the Special Committee in November 2024, AspenTech management created preliminary unaudited prospective financial information of AspenTech for fiscal years 2024 through 2029 (the October Preliminary Projections, defined in the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement”) in preparation for the potential event of a strategic proposal from Emerson. The October Preliminary Projections were reviewed by Mr. Whelan, Mr. Henshall and Mr. Shenkman (each as proposed members of a special committee of the Board in the potential event of a strategic proposal from Emerson) and, subsequently, the Board. Given the preliminary nature of the October Preliminary Projections, the financial information included in the October Preliminary Projections shown to the proposed members of a special committee and, subsequently, the Board, was limited to ACV, Expenses and Levered Free Cash Flow. The October Preliminary Projections do not take into account the financial impact from the acquisition of Open Grid Systems Limited by AspenTech. The October Preliminary Projections and the events leading up to the creation of the October Preliminary Projections are discussed further in the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement.”
The following table summarizes the October Preliminary Projections:
(Amount in Millions)

	FY2024A	FY2025E	FY2026E	FY2027E	FY2028E	FY2029E
ACV	$933	$1,026	$1,139	$1,275	$1,428	$1,599
Non-GAAP Expenses	$671	$675	$702	$739	$777	$816
Levered Free Cash Flow(1)	$335	$350	$462	$489	$595	$696

(1)
Levered Free Cash Flow is a non-GAAP metric that is calculated as net cash provided by operating activities adjusted for the net impact of purchases of property, equipment and leasehold improvements and payments for capitalized computer software development costs.

Cautionary Note About the Unaudited Prospective Financial Information
AspenTech is summarizing the Projections and the October Preliminary Projections (collectively, the “Unaudited Prospective Financial Information”) in this Schedule 14D-9 to provide holders of Shares with access to certain non-public, unaudited, risk-adjusted, prospective financial information that was prepared for the Special Committee for the purposes described above. AspenTech makes and has made no representation to Emerson or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information, including the Unaudited Prospective Financial Information.
The Unaudited Prospective Financial Information was based upon certain financial, operating and commercial assumptions and estimates developed solely using the information available to AspenTech’s management at the time the Unaudited Prospective Financial Information was created.
The Unaudited Prospective Financial Information while necessarily presented with numerical specificity, was based on numerous variables and assumptions and estimates, some as to future events, that were inherently uncertain and many of which were beyond AspenTech’s control. The Unaudited Prospective Financial Information reflects numerous estimates and assumptions made by AspenTech’s management, based on information available at the time the Unaudited Prospective Financial Information was developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to AspenTech, all of which were difficult to predict and many of which were beyond AspenTech’s control. As a result, there can be no assurance that the Unaudited Prospective Financial Information accurately reflects future trends or accurately estimates the future market for AspenTech’s products. The Unaudited Prospective Financial Information also reflects assumptions and estimates as to certain business decisions that are subject to change and periodic revisions based on, among other things, actual results, revised prospects for AspenTech’s business and changes in market conditions. Risks and uncertainties that may affect actual results and cause the Unaudited Prospective Financial Information not to be achieved include, but are not limited to, the inherent uncertainty of the business and economic conditions affecting the industry in which AspenTech operates, other risk factors described in AspenTech’s Annual Report on Form 10-K for the fiscal year ended June 30, 2024 and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and the risks and uncertainties described in the section entitled “Item 8. Additional Information—Forward-Looking Statements.” In addition, the Unaudited Prospective Financial Information may be affected by AspenTech’s ability to achieve strategic goals, objectives and targets over the applicable periods. As a result, there can be no assurance that the Unaudited Prospective Financial Information will be realized, and actual results may be materially better or worse than those contained in the Unaudited Prospective Financial Information. The Unaudited Prospective Financial Information covers multiple years and, by its nature, becomes subject to greater uncertainty with each successive year.
In light of the foregoing factors and the uncertainties inherent in the Unaudited Prospective Financial Information, holders of Shares are cautioned not to place undue, if any, reliance on the Unaudited Prospective Financial Information. The Unaudited Prospective Financial Information was not prepared with a view toward public disclosure. The inclusion of the Unaudited Prospective Financial Information in this Schedule 14D-9 should not be regarded as an indication that AspenTech or any of its affiliates, advisors or representatives (including Qatalyst Partners and Citi) considered or consider the Unaudited Prospective Financial Information to be predictive of actual future events, and the Unaudited Prospective Financial Information should not be relied upon as such or construed as financial guidance. Further, the inclusion of the Unaudited Prospective Financial Information in this Schedule 14D-9 does not constitute an admission or representation by AspenTech, the Special Committee, or any of their affiliates or representatives (including Qatalyst Partners and Citi) that the information presented is material. Neither AspenTech nor any of its affiliates or representatives (including Qatalyst Partners and Citi) assumes any responsibility for the accuracy of this information. Neither AspenTech nor any of its affiliates, advisors, officers, directors or representatives (including Qatalyst Partners and Citi) can give any representation, warranty or assurance that actual results will not differ from the Unaudited Prospective Financial Information, and none of them undertakes any obligation to update or otherwise revise or reconcile the Unaudited Prospective Financial Information to reflect circumstances existing after the date the Unaudited Prospective Financial Information was generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Unaudited Prospective Financial Information are shown to be in error. AspenTech does not intend to make publicly available any update or other revision to the Unaudited Prospective Financial Information, except as otherwise required by law.

The Unaudited Prospective Financial Information was not prepared with a view toward compliance with published SEC guidelines, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by AspenTech may not be comparable to similarly titled amounts used by other companies. In addition, the Unaudited Prospective Financial Information was not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Unaudited Prospective Financial Information is not being included in this Schedule 14D-9 to influence any stockholder’s decision on whether to tender its Shares in the Offer, but instead is being included because the Unaudited Prospective Financial Information was provided to the Special Committee to evaluate the Offer and the Merger and the December 5 Projections were provided to Qatalyst Partners and Citi (which, at the direction of the Special Committee, were updated to reflect the Q2 2025 Updates) in connection with the rendering of their respective opinions to the Special Committee and in performing their respective financial analysis as described under the section entitled “—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners” and “—Opinion of AspenTech’s Financial Advisors—Opinion of Citi.” The Unaudited Prospective Financial Information may differ from publicly available analyst estimates, and the Unaudited Prospective Financial Information does not take into account any events or circumstances after the date it was prepared, including the announcement of the Offer and the Merger.
ASPENTECH DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS AND ESTIMATES UNDERLYING THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.
Intent to Tender
To the knowledge of AspenTech, each executive officer and director of AspenTech currently intends to tender all of his or her Shares in the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used
In connection with Qatalyst Partners’ services as financial advisor to the Special Committee, AspenTech has agreed to pay an aggregate fee that, based on information available as of the date of the announcement of the Transactions, is estimated to be approximately $57,000,000, of which $250,000 was payable upon Qatalyst Partners’ engagement by the Special Committee, $7,500,000 was payable upon the rendering of Qatalyst Partners’ opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, AspenTech has agreed to reimburse certain of Qatalyst Partners’ expenses arising, and to indemnify Qatalyst Partners against certain liabilities that may arise, out of Qatalyst Partners’ engagement. Additional information related to Qatalyst Partners’ retention as AspenTech’s financial advisor is set forth under the sections entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors” and is hereby incorporated herein by reference.
In connection with Citi’s services as financial advisor to the Special Committee, AspenTech has agreed to pay Citi an aggregate fee that, based on information available as of the date of the announcement of the Transactions, is estimated to be approximately $46,000,000, of which $250,000 was payable upon Citi’s engagement by the Special Committee, $7,500,000 was payable upon the rendering of Citi’s opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, AspenTech has agreed to reimburse certain of Citi’s expenses arising, and to indemnify Citi against certain liabilities that may arise, out of Citi’s engagement. Additional information related to Citi’s retention as AspenTech’s financial advisor is set forth under the sections entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors” and is hereby incorporated herein by reference.
Neither AspenTech nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of AspenTech on its behalf with respect to the Transactions or related matters, except that such solicitations or recommendations may be made by directors, officers or employees of AspenTech for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company
Other than the scheduled vesting of AspenTech Stock Options and quarterly vesting of AspenTech RSUs, no transactions with respect to the Shares have been effected by AspenTech or, to the knowledge of AspenTech after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals
Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), AspenTech is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of AspenTech’s securities by AspenTech, any subsidiary of AspenTech or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving AspenTech or any subsidiary of AspenTech; (iii) any purchase, sale or transfer of a material amount of assets of AspenTech or any subsidiary of AspenTech; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of AspenTech.
Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the AspenTech Board, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information
The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.
The information set forth under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of AspenTech” is incorporated herein by reference.
Appraisal Rights
No appraisal rights are available to stockholders of AspenTech in connection with the Offer. However, if the Offer is successful and the Merger is consummated, AspenTech stockholders who continuously held Shares from the date of the demand for appraisal through the Effective Time who: (i) did not tender their Shares in the Offer or vote in favor of, or consent to the consummation of, the Merger; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL, including providing documentary evidence of such stockholder’s beneficial ownership of such Shares; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of such Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price), and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.
The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is accessible without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that AspenTech will take no action to perfect any appraisal rights of any stockholder.
Due to the complexity of the appraisal process, any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. Failure to timely and fully comply with the procedures set forth in Section 262 of the DGCL will result in the loss of such rights. The following summary of such procedures does not constitute any legal or other advice nor does it constitute a recommendation that AspenTech’s stockholders exercise appraisal rights under Section 262 of the DGCL. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:
•
prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the mailing of this Schedule 14D-9, deliver to AspenTech a written demand for appraisal of Shares held, which demand must reasonably inform AspenTech of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer, vote in favor of the Merger nor consent thereto in writing pursuant to Section 228 of the DGCL;
•	continuously hold the Shares from the date on which the written demand for appraisal is made through the Effective Time; and
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.
Written Demand by the Beneficial Owner
All written demands for appraisal should be addressed to Aspen Technology, Inc, 20 Crosby Drive, Bedford, MA 01730, Attention: Chief Legal Officer. The demand for appraisal may be made by a beneficial owner in such person’s name, provided that such stockholder continuously owns such Shares through the Effective Time and the demand (i) reasonably identifies the holder of record of the Shares for which the demand is made, (ii) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is true and correct and (iii) provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list required by Section 262 of the DGCL.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender their Shares in the Offer nor vote to approve the Merger and who properly demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given to the stockholder within 10 days after a request by such stockholder for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.
The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.
Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.
Anti-Takeover Statutes
AspenTech is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:
•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•
the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Emerson acquired a 55% stake in AspenTech on May 16, 2022 and has been an interested stockholder for more than two years. Also, in connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, for purposes of Section 203.
AspenTech is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to AspenTech, Emerson, Purchaser, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of AspenTech, Emerson, Purchaser, and their respective board of directors will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Emerson and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.
Regulatory Approvals
U.S. Antitrust Laws
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules that have been promulgated thereunder (together, the “HSR Act”) by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. We do not believe that the purchase of Shares by the Purchaser in the Offer or the Merger is subject to such requirements because Emerson currently owns Shares representing more than 50% of AspenTech’s outstanding voting securities, which means that Emerson is in “control” of AspenTech for purposes of these requirements. Although we do not believe that this transaction is subject to antitrust approval under the HSR Act, the Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as they deem necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares by the Purchaser pursuant to the Offer or the Merger or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Emerson or AspenTech. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. We do not believe that the purchase of Shares by the Purchaser pursuant to the Offer or the Merger will result in a violation of any antitrust laws of the United States. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.
Rule 13e-3
Because Emerson is an affiliate of AspenTech, the Offer and other transactions contemplated by the Merger Agreement constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning AspenTech and certain information relating to the fairness of the Offer, the Merger and the consideration offered to AspenTech’s stockholders in the Offer and the Merger be filed with the SEC and disclosed to the stockholders prior to consummation of the Offer and the Merger. Such information has been provided in this Schedule 14D-9, the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Emerson and Purchaser, and the Rule 13e-3 Transaction Statement filed by AspenTech (including the exhibits thereto).
Stockholder Vote of the Merger Not Required
Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of AspenTech to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of AspenTech to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Unaffiliated Tender Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the AspenTech stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Emerson, Purchaser and AspenTech will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of AspenTech stockholders in accordance with Section 251(h) of the DGCL.
Legal Proceedings
There is no pending lawsuit in connection with the offer, the Merger or the Transactions.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of AspenTech, please see AspenTech’s Annual Report on Form 10-K for the fiscal year ended June 30, 2024, and AspenTech’s Quarterly Reports on Form 10-Q for the three months ended September 30, 2024 and December 31, 2024.
Forward-Looking Statements
This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements related to AspenTech, Emerson and the proposed acquisition by Emerson of the Remaining Shares (the “Transaction”) that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this

Schedule 14D-9, AspenTech’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions to the consummation of the proposed Transaction; statements about the expected timetable for completing the proposed transaction; AspenTech’s plans, objectives, expectations and intentions; and the anticipated timing of the closing of the proposed transaction.
Forward-looking statements reflect current beliefs and expectations; however, these statements involve inherent risks and uncertainties, including with respect to consummating the Transaction and any competing offers or acquisition proposals for AspenTech, uncertainties as to how many of AspenTech’s stockholders will tender their stock in the tender offer, the effects of the Transaction (or the announcement thereof) on AspenTech’s stock price, relationships with key third parties or governmental entities, transaction costs, risks that the Transaction disrupts current plans and operations or adversely affects employee retention, potentially diverting management’s attention from AspenTech’s ongoing business operations, changes in AspenTech’s business during the period between announcement and closing of the Transaction, and any legal proceedings that may be instituted related to the Transaction. Actual results could differ materially due to various factors, risks and uncertainties. Among other things, there can be no guarantee that the Transaction will be completed in the anticipated timeframe or at all, that the conditions required to complete the Transaction will be met, that any event, change or other circumstance that could give rise to the termination of the Merger Agreement will not occur, or that Emerson will realize the expected benefits of the Transaction; and other risks listed under the heading “Risk Factors” in AspenTech’s periodic reports filed with the SEC, including Current Reports on Form 8-K, Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, as well as the Schedule 14D-9 and Schedule 13E-3 that may be filed by AspenTech and the Schedule TO and related tender offer documents that may be filed by Emerson. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to AspenTech, and AspenTech disclaims any obligation to update the information contained in this communication as new information becomes available.

Item 9.	Exhibits
The following Exhibits are attached hereto:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 10, 2025 (incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by Emerson and Purchaser on February 10, 2025).
(a)(1)(B)	Form of Letter of Transmittal, dated February 10, 2025 (incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO filed by Emerson and Purchaser on February 10, 2025).
(a)(1)(C)	Form of Notice of Guaranteed Delivery, dated February 10, 2025 (incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO filed by Emerson and Purchaser on February 10, 2025).
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 10, 2025 (incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO filed by Emerson and Purchaser on February 10, 2025).

(a)(1)(E)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 10, 2025 (incorporated by reference to Exhibit (a)(1)(v) to Schedule TO filed by Emerson and Purchaser on February 10, 2025).

(a)(1)(F)
Form of Summary Advertisement, published February 10, 2025, in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vi) to Schedule TO filed by Emerson and Purchaser on February 10, 2025).

(a)(3)(A)	Schedule 13E-3 Transaction Statement filed by AspenTech on February 10, 2025.
(a)(5)(A)	Excerpts from the Company’s 10-Q filed February 4, 2025 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C filed by AspenTech on February 4, 2025).
(a)(5)(B)	AspenTech Employee Q&A (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C filed by AspenTech on January 29, 2025).
(a)(5)(C)	Form of email distributed to employees (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C filed by AspenTech on January 27, 2025).
(a)(5)(D)	Form of letter sent to customers (incorporated by reference to Exhibit 99.2 to Schedule 14D-9C filed by AspenTech on January 27, 2025).
(a)(5)(E)	Form of letter sent to business partners (incorporated by reference to Exhibit 99.3 to Schedule 14D-9C filed by AspenTech on January 27, 2025).
(a)(5)(F)	Joint Press Release issued by AspenTech and Emerson on January 27, 2025 (incorporated by reference to Exhibit 99.1 to Form 8-K filed by AspenTech on January 27, 2025).
(a)(5)(G)	Press Release issued by AspenTech on November 20, 2024 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C filed by AspenTech on November 20, 2024).
(a)(5)(H)	Press Release issued by AspenTech on November 5, 2024 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C filed by AspenTech on November 6, 2024).
(a)(5)(I)*	Opinion of Qatalyst Partners LP, dated January 26, 2025 (included as Annex B to this Schedule 14D-9).
(a)(5)(J)*	Opinion of Citigroup Global Markets Inc., dated January 26, 2025 (included as Annex C to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated as of January 26, 2025, among Aspen Technology, Inc., Emerson Electric Co. and Emersub CXV, Inc., (incorporated by reference to Form 8-K filed by AspenTech on January 27, 2025).

(e)(2)
Transaction Agreement and Plan of Merger, dated as of October 10, 2021 (the “2021 Transaction Agreement and Plan of Merger”), among AspenTech Corporation (f/k/a Aspen Technology, Inc.), Emerson Electric Co., EMR Worldwide Inc., Aspen Technology, Inc. (f/k/a Emersub CX, Inc.) and Emersub CXI, Inc. (incorporated by reference to Form 8-K filed by AspenTech on October 12, 2021).

(e)(3)	Amendment No. 1 to the 2021 Transaction Agreement and Plan of Merger (incorporated by reference to Form 10-Q filed by AspenTech on April 27, 2022).
(e)(4)	Amendment No. 2 to the 2021 Transaction Agreement and Plan of Merger (incorporated by reference to Form 10-K filed by AspenTech on August 21, 2023).

Exhibit No.	Description
(e)(5)	Stockholders Agreement, dated as of May 16, 2022, among Aspen Technology, Inc., Emerson Electric Co. and EMR Worldwide Inc. (incorporated by reference to Form 8-K filed by AspenTech on May 17, 2022).
(e)(6)	Registration Rights Agreement, dated as of May 16, 2022, between EMR Worldwide Inc. and Aspen Technology, Inc. (incorporated by reference to Form 8-K filed by AspenTech May 17, 2022).
(e)(7)	Tax Matters Agreement, dated as of May 16, 2022, between Emerson Electric Co. and Aspen Technology, Inc. (incorporated by reference to Form 8-K filed by AspenTech on May 17, 2022).
(e)(8)	Aspen Technology, Inc. 2022 Employee Stock Purchase Plan (incorporated by reference to Form 8-K filed by AspenTech on May 17, 2022).
(e)(9)	Aspen Technology, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Form 8-K filed by AspenTech on May 17, 2022).
(e)(10)
Form of Aspen Technology, Inc. Stock Option Grant Agreement (Employee) under the Aspen Technology, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Form 10-Q filed by AspenTech on May 2, 2023).

(e)(11)
Form of Aspen Technology, Inc. Restricted Stock Unit Grant Agreement (Employee) under the Aspen Technology, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Form 10-Q filed by AspenTech on May 2, 2023).

(e)(12)
Form of Aspen Technology, Inc. Performance Stock Unit Grant Agreement (Employee) under the Aspen Technology, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Form 10-K filed by AspenTech on August 21, 2023).

(e)(13)
Form of Aspen Technology, Inc. Restricted Stock Unit Grant Agreement (Director Initial Grant) under Aspen Technology, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Form 10-Q filed by AspenTech on May 2, 2023).

(e)(14)
Form of Aspen Technology, Inc. Restricted Stock Unit Grant Agreement (Director Annual Grant) under the Aspen Technology, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Form 10-Q filed by AspenTech on May 2, 2023).

(e)(15)	Aspen Technology, Inc. Executive Retention Plan (incorporated by reference to Form 10-Q filed by AspenTech on May 7, 2023).
(e)(16)	Form of Aspen Technology, Inc. Executive Retention Agreement (incorporated by reference to Form 10-Q filed by AspenTech on May 2, 2023).
(e)(17)	Form of Aspen Technology, Inc. Indemnification Agreement (incorporated by reference to Form 10-KT filed by AspenTech on August 25, 2022).
(e)(18)
Second Amended and Restated Credit Agreement by and among Aspen Technology, Inc., the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Form 8-K filed by AspenTech on June 27, 2024).

(e)(19)
Commercial Agreement, dated as of May 16, 2022, among AspenTech Corporation, Aspen Technology, Inc. and Fisher-Rosemount Systems, Inc. (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by AspenTech on May 17, 2022).

(e)(20)
Transition Services Agreement, dated as of May 16, 2022, between Emerson Electric Co. and Aspen Technology, Inc. (incorporated by reference to Exhibit d(viii) of the Schedule TO filed by Emerson on February 10, 2025).

*	Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: February 10, 2025

Aspen Technology, Inc.

By:	/s/ Antonio J. Pietri
Name:	Antonio J. Pietri
Title:	President and Chief Executive Officer

ANNEX A
BUSINESS AND BACKGROUND OF ASPENTECH’S DIRECTORS AND EXECUTIVE OFFICERS
For purposes of this Annex A, the term “Heritage AspenTech” refers to Aspen Technology, Inc. prior to the consummation of the Prior Transaction.
Directors
Patrick M. Antkowiak has served as a member of AspenTech’s Board since 2022. Mr. Antkowiak is currently president of CEM Technology Advisors, LLC, a strategy and technology consulting business. He spent over 38 years in increasingly senior roles at Northrop Grumman Corporation, including as the company’s Chief Technology Officer and Corporate Vice President from 2014 to 2018, and retired in 2019 as the company’s Chief Strategy and Technology Officer and Corporate Vice President, having led the company’s technology development strategy and execution, focusing the company on competitive differentiation in emerging technology areas across the space, airborne, maritime, ground and cyber domains. Mr. Antkowiak is currently a member of the Department of the Air Force Scientific Advisory Board. He also serves as a director for Frequentis Defense Inc., a US-based subsidiary of Frequentis AG, and for the Advanced Robotics for Manufacturing (ARM) Institute and is a member of the Whitting School of Engineering Advisory Board at Johns Hopkins University. Mr. Antkowiak received his Bachelor of Science degree in electrical and computer engineering from Johns Hopkins University and his Masters of Science degree in electrical engineering from the University of Maryland.
Thomas F. Bogan has served as a member of AspenTech’s Board since 2022. Mr. Bogan served as Vice Chairman at Workday, Inc (“Workday”). from 2020 to 2022, and previously served as Executive Vice President of Workday’s Planning Business Unit. Mr. Bogan joined Workday from Adaptive Insights, Inc., where he was Chief Executive Officer and a director from 2015 until its acquisition by Workday in 2018. In 2022, Mr. Bogan joined the board of directors of Workday. Since 2021, he also has served as a director of Catapult Group International Ltd. From 2007 until January 2019, he was a director of Apptio, Inc., including its Chair from 2012 to 2019. Mr. Bogan previously served as a director of Citrix Systems, Inc. (“Citrix”) from 2003 to 2016, including its Chair from 2004 to 2015, and was a director of PTC Inc. from 2011 to 2015 and of Rally Software Development Corp. from 2009 to 2015. He has also served as a director and executive officer of various other public and privately held companies, including Greylock Partners, Rational Software Corp., Avatar Technologies and Pacific Data. Mr. Bogan received a bachelor’s degree in accounting from Stonehill College.
Karen M. Golz has served as a member of AspenTech’s Board since 2022. Ms. Golz is a retired partner of Ernst & Young (“EY”), where she held various senior leadership positions during her 40-year tenure, including, most recently, Global Vice Chair, Japan, from 2016 to 2017. In addition to accounting, financial reporting and audit expertise, Ms. Golz brings considerable experience in international and regulatory matters. As Global Vice Chair of Professional Practice from 2010 to 2016, Ms. Golz oversaw accounting, auditing, regulatory, tools and methodologies and supported innovation within EY’s Global Assurance practice. Prior to that, Ms. Golz held the Americas and Global Vice-Chair of Professional Ethics/Independence at EY. Ms. Golz is a board and audit committee member of Analog Devices, Inc., iRobot Corporation and Osteon Holdings/Exactech, a privately held company. She is a senior advisor to Boston Consulting Group’s Audit and Risk Committee and is a National Association of Corporate Directors Board Leadership Fellow and sits on the Board of Trustees of the University of Illinois Foundation. She earned her Bachelor of Science degree in accountancy, summa cum laude, from the University of Illinois, Urbana-Champaign and is a Certified Public Accountant.
David J. Henshall has served as a member of AspenTech’s Board since 2024. Mr. Henshall served as President & CEO of Citrix, a leading multinational provider of cloud computing and virtualization technology, from 2017 to 2021. Prior to this role, he served in various other roles at Citrix, including Chief Financial Officer and Chief Operating Officer, beginning in 2003. Before joining Citrix, he served as Chief Financial Officer of Rational Software Corp., a software company acquired by IBM Corporation, and also held various finance positions at Cypress Semiconductor Corp. and Samsung Electronics Co. Ltd. He currently also serves as a member of the board of directors at Blackline, Inc., Feedzai, Inc. and HashiCorp, Inc. Mr. Henshall holds a Bachelor of Science degree in business administration from University of Arizona and a master’s degree in business administration from Santa Clara University.
Ram R. Krishnan has served as a member of AspenTech’s Board since 2022. Mr. Krishnan has served as Executive Vice President and Chief Operating Officer of Emerson since 2021. Mr. Krishnan has extensive experience across Emerson’s Automation Solutions and Commercial & Residential Solutions businesses. He joined Emerson in 1994 as a project engineer and held a number of management roles of increasing responsibility. He was named President of Climate Technologies in Asia in 2011, serving in Hong Kong. He returned to the U.S. as Vice President of Profit Planning and Perfect Execution in 2015, a role he held until 2016, when he became Group President of Flow Solutions. He was named Chief Operating Officer of Final Control in 2017 and became Group President of Final Control later that year following the successful $3.15 billion acquisition of Pentair’s valves and controls business. As Chief Operating Officer of Emerson, Mr. Krishnan oversees global supply chain operations, information technology, strategic planning and corporate development. He currently also serves as a member of the board of directors at Autodesk, Inc. Mr. Krishnan has a bachelor’s degree in metallurgical engineering from the Indian Institute of Technology, a master’s degree in materials engineering from Rensselaer Polytechnic Institute and a master’s degree in business administration from Xavier University.
Antonio J. Pietri has served as a member of AspenTech’s Board since 2022. Mr. Pietri was named President and Chief Executive Officer of Heritage AspenTech in 2013 and served as a director of Heritage AspenTech since 2013. He became AspenTech’s President and Chief Executive Officer and joined the Board in 2022 upon the completion of the Prior Transaction. Before accepting his appointment as President and Chief Executive Officer, he had served as Heritage AspenTech’s Executive Vice President, Field Operations since 2007. Mr. Pietri served as Heritage AspenTech’s Senior Vice President and Managing Director for the Asia-Pacific region from 2002 to 2007 and held various other positions with Heritage AspenTech since 1996. From 1992 to 1996, he was at Setpoint Systems, Inc., which Heritage AspenTech acquired, and before that he worked at ABB Simcon and AECTRA Refining and Marketing, Inc. He holds a Bachelor of Science degree in chemical engineering from the University of Tulsa and a master’s degree in business administration from the University of Houston.
Arlen R. Shenkman has served as a member of AspenTech’s Board since 2022. Mr. Shenkman is President and Chief Financial Officer of UKG Inc. Prior to his current role, from February 2023 to January 2025, Mr. Shenkman served as President and Chief Financial Officer of Boomi, Inc., where he was responsible for driving business transformation and financial growth. Mr. Shenkman also served as Executive Vice President and Chief Financial Officer of Citrix from 2019 to 2022. Before joining Citrix, Mr. Shenkman served as Executive Vice President and Global Head of Business Development and Ecosystems of SAP SE (“SAP”) from 2017 to 2019, where he was responsible for driving business development by building new ecosystems, fostering strategic partnerships, incubating new business models and overseeing investments and mergers and acquisitions. Prior to that role, from 2015 to 2017, Mr. Shenkman served as Chief Financial Officer of SAP North America, SAP’s largest business unit, responsible for all finance functions in North America, including forecasting and planning, identifying efficiencies and ensuring the region’s overall financial health. Mr. Shenkman previously served as SAP’s Global Head of Corporate Development from 2012 to 2015 and was a principal architect of SAP’s rapid transformation into a cloud company. Mr. Shenkman is the chair of the operating committee and a member of the audit committee and board of directors of CommVault Systems, Inc. He has a bachelor’s degree in political science from George Washington University, a Juris Doctor degree from the University of Miami School of Law and a master’s degree in business administration from the Fox School of Business at Temple University.
Robert M. Whelan, Jr. has served as a member of AspenTech’s Board since 2022. Mr. Whelan is the Chair of the Board and previously served as the chair of the Heritage AspenTech Board from 2013 to 2021. Mr. Whelan has an extensive background as an advisor to, investor in and board member of emerging growth companies in the U.S. and Canada. From 1976 until 2001, Mr. Whelan worked in the investment banking industry. In 1999, his company, Volpe Brown Whelan & Company, an investment banking, brokerage and asset management firm, was acquired by Prudential Securities, for which Mr. Whelan served as Vice Chair of the global technology investment banking division until 2001. Mr. Whelan then formed Whelan & Co., a consulting firm which advises CEOs, boards and investors of emerging growth companies on financing and strategic matters. Mr. Whelan served as a director for iAnthus Capital Holdings Inc. from 2019 to 2022, Annovis Bio, Inc. from 2016 to 2021, and ARIAD Pharmaceuticals, Inc. from 2010 to 2014, as well as other privately held companies. Mr. Whelan holds a Bachelor of Arts degree in history from Dartmouth College and a master’s degree in business administration from Stanford University Graduate School of Business, with a concentration in finance and accounting.
Officers
David Baker joined us as our Senior Vice President, Chief Financial Officer on June 3, 2024. He previously was employed by Emerson for over 27 years. At Emerson, Mr. Baker held a range of leadership positions within Emerson’s finance organization, including, most recently, Vice President, Financial Planning, since March 2023, where he led the financial planning and analysis function for Emerson, Vice President and Chief Financial Officer,

Automation Solutions, from November 2018 to February 2023, and Vice President and Chief Financial Officer, Measurement and Analytical, from July 2013 to November 2018. Earlier in his career, Mr. Baker worked at Graco Inc. as a Factory Controller and Senior Internal Auditor after serving as an auditor at KPMG. Mr. Baker holds a master’s degree in business administration in Operations Management from the University of Minnesota and a bachelor’s degree in accounting from the University of Northern Iowa.
Christopher A. Cooper joined AspenTech in 2021 and has served as Senior Vice President, Chief Legal Officer and Secretary since October 2024 with responsibility for setting the strategic vision, priorities and goals for the legal and compliance functions, aligned with AspenTech’s broader business objectives. He serves as a legal and business advisor to AspenTech’s Board of Directors and senior leadership team on the wide variety of legal, regulatory and compliance matters impacting AspenTech and the industry. Before his current role, Chris was the Vice President, Interim Chief Legal Officer of AspenTech from July 2024 to October 2024 and the Vice President, Associate General Counsel of AspenTech from May 2021 to July 2024. Prior to AspenTech, he was the Senior Vice President, Head of Legal and Corporate Secretary for Boston Private Financial Holdings, Inc. from May 2016 to May 2021, with responsibilities including advising the board of directors on corporate governance matters, structuring and negotiating strategic transactions, ensuring public company reporting and other regulatory compliance and supporting other business functions. Before that, he was the Director of Global Legal Affairs for Jabil Inc., where he advised on governance and disclosure issues and a wide array of business transactions, while providing comprehensive legal services across multiple countries for the company’s Packaging Division and Strategic Companies. Chris received his Bachelor’s degree from Princeton University and a Juris Doctor degree from Cornell Law School. He is admitted to the bars in Massachusetts and New York.
Christopher J. Stagno has served as AspenTech’s Corporate Vice President and Chief Accounting Officer since October 2024. Previously, from May 2022 to October 2024, he served as Senior Vice President and Chief Accounting Officer; from January 2024 to June 2024, Mr. Stagno also served in the capacity Interim Chief Financial Officer. Before the completion of the Prior Transaction, from September 2020 to May 2022, he served as Senior Vice President and Chief Accounting Officer of Heritage AspenTech. Prior to joining AspenTech, from October 2018 to June 2020, he served as Treasurer of Cognex Corporation, a provider of machine vision products that capture and analyze visual information in order to automate manufacturing and distribution tasks where vision is required. From February 2013 to October 2018, he was Vice President, Chief Accounting Officer at Brightcove Inc., a provider of cloud-based services for video. Christopher holds a Bachelor’s degree in Accounting from College of the Holy Cross.
Sharon Vinci has served as the Senior Vice President, Chief Human Resource Officer of AspenTech since 2023, responsible for development and engagement of AspenTech’s diverse, growing global workforce. Sharon has over 25 years of human resources experience in the areas of people strategy development, business partnership, talent attraction and management, employee engagement, culture evolution, mergers and acquisitions, and organizational effectiveness focused on creating opportunities for success for colleagues and building healthy organizations. Prior to joining AspenTech, she was Segment CHRO at Jabil Inc. from 2018 through 2022, where she supported C-suite leadership and the board of directors while leading broad enterprise initiatives, including leadership team effectiveness, competitive M&A selection and transfer processes, multiple organizational change and transformation projects, leadership and tech talent development processes, and actionable Diversity, Equity and Inclusion (DEI) plans. Sharon earned a Bachelor of Science degree in accounting from Florida State University.

ANNEX B

January 26, 2025
Special Committee of the Board of Directors
Aspen Technology, Inc.
20 Crosby Drive
Bedford, Massachusetts 01730
Members of the Special Committee:
We understand that Aspen Technology, Inc., a Delaware corporation (the “Company”), Emerson Electric Co., a Missouri corporation (“Parent”), and Emersub CXV, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), plan to enter into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of January 26, 2025, pursuant to which, among other things, Purchaser will commence a tender offer (the “Offer”) to acquire any and all of the outstanding shares of capital stock, par value $0.0001 per share, of the Company (the “Shares”), other than the Excluded Shares (as defined in the Merger Agreement), at a price of $265 per share in cash without interest (the “Offer Price”) and, after acquiring the Shares pursuant to the Offer, Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transactions”). At the effective time of the Merger, the Company will become a wholly owned subsidiary of Parent, and each issued and outstanding Share (other than Shares to be cancelled in accordance with Section 3.03(b) of the Merger Agreement, Shares to be cancelled or converted in accordance with Section 3.03(d) of the Merger Agreement and any Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”). The terms and conditions of the Transactions are more fully set forth in the Merger Agreement.
You have asked for our opinion as to whether the Merger Consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the holders of the Shares that are Unaffiliated Stockholders (as defined in the Merger Agreement) (the “Holders”), is fair, from a financial point of view, to such Holders.
For purposes of the opinion set forth herein, we have reviewed a draft of the Merger Agreement dated January 26, 2025 (the “Draft Merger Agreement”), certain related documents and certain publicly available ﬁnancial statements and other business and ﬁnancial information of the Company. We have also reviewed certain forward-looking information relating to the Company prepared by the management of the Company, including ﬁnancial projections and operating data of the Company (the “Company Projections”). Additionally, we discussed the past and current operations and ﬁnancial condition and the prospects of the Company with senior management of the Company. We also reviewed the historical market prices and trading activity for the Shares and compared the ﬁnancial performance of the Company and the prices and trading activity of the Shares with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the ﬁnancial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.
In arriving at our opinion, we have assumed and relied upon, without independent veriﬁcation, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed based on discussions with the management and the Special Committee of the Board of Directors of the Company, that they have been reasonably prepared on bases reﬂecting the best currently available estimates and judgments of the management of the Company of the future ﬁnancial performance of the Company and other matters covered thereby. We express no view as to the Company Projections or the assumptions on which they were based. We have assumed that the terms of the Draft Merger Agreement will not diﬀer materially from the ﬁnal executed Merger Agreement, and that the Transactions will be consummated in accordance with the terms set forth in the Merger Agreement, without any modiﬁcation, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transactions, no delays, limitations, conditions or restrictions will be imposed that could have an adverse eﬀect on the Company or the contemplated beneﬁts expected to be derived in the proposed Transactions. We have relied upon, without independent verification, the assessment
Three Embarcadero Center | Suite 1500 | San Francisco, CA 94111 Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.844.7700
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of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or its aﬃliates nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving the Company.
We have acted as ﬁnancial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transactions and will receive a fee for our services, a portion of which is payable and a further portion of which will become payable upon delivery of this opinion. We will receive an additional, larger fee if the Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, no material relationship existed between Qatalyst Partners or any of its aﬃliates and the Company or Parent pursuant to which compensation was received by Qatalyst Partners or its aﬃliates. Qatalyst Partners and/or its aﬃliates may in the future provide investment banking and other ﬁnancial services to the Company or Parent and their respective aﬃliates for which we would expect to receive compensation.
Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, domestically and oﬀshore, from which conﬂicting interests or duties may arise. In the ordinary course of these activities, aﬃliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise eﬀect transactions in debt or equity securities or loans of the Company or Parent or certain of their respective affiliates.
This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Special Committee of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any Holder of the Shares should tender its shares of capital stock pursuant to the Offer or any other matter and does not in any manner address the price at which the Shares will trade at any time.
Our opinion is necessarily based on ﬁnancial, economic, market and other conditions as in eﬀect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may aﬀect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaﬃrm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a ﬁnancial point of view, of the Merger Consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the Holders, and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the oﬃcers, directors or employees of the Company or any of its aﬃliates, or any class of such persons, relative to such consideration. We have not been asked to, nor do we express any view on and our opinion does not address, any other term or aspect of the Draft Merger Agreement, the Transactions or any of the other transactions contemplated by the Merger Agreement, including, without limitation, the structure or form of the Transactions or any consideration to be received in connection therewith by, or the impact of the Transactions or any of the other transactions contemplated by the Draft Merger Agreement on, the holders of any class of securities (other than the Holders), creditors or other constituencies of the Company or any other party.
Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by the Holders pursuant to, and in accordance with, the terms of the Merger Agreement is fair, from a ﬁnancial point of view, to such Holders.
Yours faithfully,
Qatalyst Partners LP
Three Embarcadero Center | Suite 1500 | San Francisco, CA 94111 Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.844.7700
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ANNEX C
388 Greenwich Street
New York, NY 10013

January 26, 2025
Aspen Technology, Inc.
20 Crosby Drive
Bedford, MA 07103
Attention: The Special Committee of the Board of Directors
Members of the Special Committee:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.0001 per share (“Company Common Stock”), of Aspen Technology, Inc. (the “Company”), other than Emerson Electric Co. (“Parent”) and its Subsidiaries (as defined in the Merger Agreement (as defined below)), Parent’s and its Subsidiaries’ directors and officers and the Company’s directors and officers (the “Excluded Holders”), of the Consideration (as defined below) to be received by such holders pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among the Company, Parent and Emersub CXV, Inc., a wholly owned subsidiary of Parent (“Purchaser”). As more fully described in the Merger Agreement, (i) Purchaser will commence a tender offer (the “Tender Offer”) to purchase any and all outstanding shares of Company Common Stock, other than shares owned, at the commencement of the Tender Offer, by the Company, Purchaser, Parent or any of their respective wholly owned Subsidiaries, at a purchase price of $265 per share, net to the seller in cash, without interest (the “Consideration”), and (ii) subsequent to the consummation of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”) and each issued and outstanding share of Company Common Stock, other than shares owned immediately prior to the effectiveness of the Merger by the Company and its wholly owned Subsidiaries (including shares acquired by Purchaser in the Tender Offer), shares held immediately prior to the effectiveness of the Merger by Parent or any wholly owned Subsidiary of Parent (other than Purchaser) or shares as to which the holder has properly exercised and perfected such holder’s demand for appraisal in accordance with Section 262 of the General Corporation Law of the State of Delaware, will be converted into the right to receive the Consideration.
In arriving at our opinion, we reviewed an execution version of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company concerning the businesses, operations and prospects of the Company. We examined certain publicly available business and financial information relating to the Company, as well as certain financial forecasts and other information and data relating to the Company which were provided to us by the Company and/or discussed with us by the management of the Company. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Common Stock; the historical and projected earnings and other operating data of the Company; and the capitalization and financial condition of the Company. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.
In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of the Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to the Company provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Company that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and the other matters addressed thereby, and
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have assumed, with your consent, that the financial results reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. We express no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data are based) provided to or otherwise reviewed by or discussed with us and we have assumed, at your direction, that such financial forecasts and other information or data represent a reasonable basis upon which to evaluate the Company and the Transaction.
We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. Representatives of the Company have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us.
We also are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Transaction or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company, and we have relied, with your consent, upon the assessments of representatives of the Company as to such matters. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we made any physical inspection of the properties or assets of the Company. We have not evaluated the solvency or fair value of the Company, Parent or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We express no view or opinion as to the potential impact on the Company or any other entity of any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent or other orders or investigations.
Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Consideration (to the extent expressly specified herein), without regard to individual circumstances of specific holders (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) which may distinguish such holders. Our opinion does not address any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction or any terms, aspects or implications of any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise.
We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company, nor were we requested to consider, and our opinion does not address, the underlying business decision of the Company to effect or enter into the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Transaction (in their capacity as such), or any class of such persons, relative to the Consideration or otherwise. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. Although developments occurring or coming to our attention after the date hereof may affect our opinion, we have no obligation to update, revise or reaffirm our opinion.
Citigroup Global Markets Inc. has acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Tender Offer or the Merger. We also received a fee in connection with the execution of our engagement letter relating to the Transaction and will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, services to the Company and Parent unrelated to the proposed Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, (a) for the Company, having acted as a joint lead arranger for a credit facility and (b) for Parent, having acted as a joint lead arranger for a credit facility. In addition, an affiliate of ours engaged in the commercial lending business is acting as lender in credit facilities for each of the Company and Parent. The Chair of the board of directors of Parent is a member of the board of directors of Citigroup Inc. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities
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of the Company and Parent for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent and their respective affiliates.
Our advisory services and the opinion expressed herein are provided for the information of the Special Committee of the Board of Directors of the Company (in its capacity as such) in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Tender Offer or the Merger, including whether to tender its shares into the Tender Offer.
Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Excluded Holders) in the Tender Offer and the Merger is fair, from a financial point of view, to such holders.
Very truly yours,
CITIGROUP GLOBAL MARKETS INC.
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